Form 10-K, Exhibit 13
period 1993-12-31
BANCTEXAS GROUP INC
filed 1994-03-28
CIK 310979

                                   EXHIBIT 13

                                    1 9 9 3

                                  A N N U A L

                                  R E P O R T



                               B a n c T E X A S
                                   Group Inc.

                               TABLE OF CONTENTS


                                                                          PAGE
Letter to Stockholders ..................................................   1
Management's Discussion and Analysis of Financial Condition
  and Results of Operations..............................................   4
Management's Report .....................................................  28
Independent Auditors' Report ............................................  29
Financial Statements:
  Consolidated Balance Sheets ...........................................  30
  Consolidated Statements of Operations .................................  31
  Consolidated Statements of Changes in Stockholders' Equity ............  32
  Consolidated Statements of Cash Flows .................................  33
  Notes to Consolidated Financial Statements ............................  34
Quarterly Consolidated Statements of Operations .........................  60
Form 10-K ...............................................................  61
Management ..............................................................  88
Corporate Information ...................................................  90





                               MISSION STATEMENT

                            of BancTEXAS Group Inc.


     The mission of BancTEXAS Group Inc. is to maximize the long-term return to stockholders. In order to accomplish this mission, we will deliver quality banking services to the North Texas and Houston consumer and commercial markets. Our responsibility also includes community involvement as good corporate citizens. By so doing, we will be recognized as a superior banking organization and will provide our employees challenging opportunities to serve their customers and to grow and prosper in their careers.

                              BancTEXAS Group Inc.

                       CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                        1993            1992
                                                     ---------       ---------
                                                      (Dollars in thousands,
                                                         except per share)
FOR THE YEAR
     Gain from operations........................    $    219        $    702
     Extraordinary items:
       Tax benefit from net operating loss
         carryforward............................         -               362
     Net income..................................         219           1,064
     Per share:
       Gain from operations......................         .01             .03
       Extraordinary items.......................         -               .02
       Net income per share......................         .01             .05

AT DECEMBER 31
     Assets......................................    $368,608        $322,769
     Deposits....................................     242,897         270,730
     Loans.......................................     167,732         174,695
     Investment securities.......................     160,158         113,681
     Stockholders' equity........................      14,952          14,107

                              BancTEXAS Group Inc.





To the BancTEXAS Group Inc. Shareholders:

     The year 1993 saw earnings for the first three quarters stabilize after improvements through 1992. Then in the fourth quarter, we experienced a loss, both from operations as well as the $592,000 charge attendant to the settlement of a serious, long-standing lawsuit involving a 1984 private placement. This lawsuit originally was filed by 22 private investors who bought $8.2 million of BTX's stock. Through the years, management settled with all but nine of the plaintiffs. These nine were claiming more than $2.3 million in damages. With the trial date nearing, the company and the plaintiffs entered into a mediation process that resulted in an agreement to issue 400,000 shares of BTX stock. This resulted in approximately a 2% dilution for our existing shareholders but avoided the risks of an adverse jury decision, unpredictable court awards and additional costly legal fees. We feel this settlement was far and away the most favorable conclusion for our company and its shareholders.

     In addition, in 1993 we received a favorable decision from an appellate court which finally ended our defense of a class action lawsuit which began in 1988, thus eliminating these two serious lawsuits cited in footnotes to our financial statements in recent annual reports.

     The continuing concern we face, however, is that operating results turned slightly negative in the fourth quarter. This has been caused by narrowing interest margins. At a time when the marketplace is experiencing very stable rates on deposits, our much larger competitors have focused on auto loans as a desirable product for them. They appear willing to expand their position at extremely competitive, possibly predatory, loan rates. To preserve our position in this niche, which has been and will be very important to us, we have met that competition.

     However, such cyclical changes can hurt interest margin and reduce profitability. Therefore, we have embarked on a program to diversify our loan portfolio in an attempt to preserve and increase margins in the future. By the end of December, we had begun purchasing residential mortgages originated by others. These are priced to float with short-term rates and are resold to mortgage loan investors, usually within 30 days after purchase. We expect to expand this program to additional mortgage companies this year. We also are joining with a new Texas firm in providing F.H.A. Title One home improvement financing at rates higher than those we currently can expect in the auto finance area. We are looking at other possibilities to further diversify the portfolio provided that it is done with acceptable credit risk but at better yields than we were able to obtain in 1993.

     At year-end 1993, we had a modest reduction in staff and, once again, combed every income and expense category to seek improvements to our earnings performance. All of these efforts will help, but with our current structure, restoration of satisfactory margin levels is the essential ingredient to a resumption of quarterly earnings.

     In a larger sense, we still are seeking merger and acquisition partners because, like the industry, we must expand in size and location, spread our costs, further serve our customers and improve earnings. The real avenue to success for BancTEXAS is this expansion philosophy. In 1993 we held numerous serious discussions and had a couple of transactions well down the road before they ended without success. We will continue this process and, hopefully, will be successful with this effort in 1994.

     In 1993 we received approval to open a Dallas branch near the corner of Abrams and Forest roads in September. This was a site previously occupied by another bank before it transferred its customers to a different location. We are working to capture some of that customer base. Through the first six months, we are on target to meet our first year goals for that location.

     In 1993 our net loans were down $6.5 million (3.8%) but this was after selling $37 million of auto loans to third party investors. These sales were completed at a premium and the servicing rights were retained, thus creating two streams of income. We feel this activity is an attractive business niche for us and one we will continue. Incidentally, this strategy also contains our asset size, thus keeping the bank comfortably within the federal regulatory capital ratios.

     Total deposits declined $27.8 million (10.3%); however $21.9 million of the reduction was in public funds. These deposits were replaced by short-term borrowings which are collateralized by government securities. While we work very hard to solicit new deposits, our consumer deposit shrinkage of 2.2% still compares well to the experience of banks across the country during a period when depositors have become disenchanted with bank instruments and are seeking higher-yielding alternatives and we have seen a significant flight to mutual funds and annuities.

     The loan portfolio continues to improve in quality. Again in 1993 the loan portfolio continued its quality improvement to the point where we compare very favorably to the highest industry norms. Non-performing assets decreased 43% from $6,638,000 to $3,793,000. These non-performing assets were 2.22% of total loans at year-end. As we began this new year, we had only 12 properties in the foreclosed real estate account for a total book value of $2,937,000. Early in January of 1994, our largest OREO property was sold, reducing this category by $710,000.

     Net losses in our consumer loan portfolio were $940,000 or 0.68%, with net recoveries of $43,000 in the rest of the loan portfolio. We have been able to keep our total loan loss provision less than net consumer losses because of recoveries in the real estate and commercial loan portfolio and the balance of the troubled portfolio continued to shrink as reported above.

     We believe our plan is sound but the Bank has experienced an interest margin problem that hopefully will be gradually corrected both by developments in the marketplace and our portfolio diversification process. Acquisitions are foremost in our efforts. We believe that holding the course we set a year ago is still appropriate for our constituency of customers, communities and employees, but most importantly for our shareholders. We thank you for your interest and support. You have our pledge to do all that is prudently possible to fulfill the BancTEXAS vision.





March 24, 1994                                     Nathan C. Collins
                                                   Chairman of the Board,
                                                   President and
                                                   Chief Executive Officer
                                                   BancTEXAS Group Inc.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     BancTEXAS Group Inc. (herein BTX) is a bank holding company which owns one subsidiary bank (herein the Bank), known as BankTEXAS N.A., which had consolidated total assets of $369 million at December 31, 1993.

     On January 26, 1990, the Office of the Comptroller of the Currency declared BancTEXAS Dallas N.A., then a subsidiary of BTX (herein BancTEXAS Dallas), insolvent and appointed the Federal Deposit Insurance Corporation as receiver. On the same day, the FDIC transferred the assets of BancTEXAS Dallas to Hibernia National Bank in Texas. For this discussion and analysis, data relating to BancTEXAS Dallas was included in the average balance sheets for the year 1989. In addition, year-to-date results of operations include BancTEXAS Dallas for the year 1989.

     The merger of the Bank and First Bank/Las Colinas (Las Colinas) which was completed on December 31, 1992 qualified as a "pooling of interests" for accounting and financial reporting purposes. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of BTX and Las Colinas are combined and carried forward at their previously recorded amounts.

     The following discussion and analysis presents the significant changes in the results of operations and financial condition for the periods indicated. The main focus of this discussion and analysis will be on the current organization, although the disposition of BancTEXAS Dallas was the primary factor in changes in results of operations and financial condition from 1989 to 1990. This discussion should be read in conjunction with the audited financial statements and notes and supplemental financial data included elsewhere in this report. TABLE 1 presents BTX's selected financial highlights for the past five years.

RESULTS OF OPERATIONS

     The net income for 1993 was $219,000, compared to net income of $1.1 million for 1992. The most significant factors affecting the 1993 results of operations were: (1) a decrease in net interest income of approximately $1.3 million resulting in large part from the significant drop in the interest rates charged on consumer loans (see "Net Interest Income," page 6) and (2) a $592,000 charge related to the settlement of one significant lawsuit described under "Noninterest Expense" (see page 12). Partially offsetting these adverse factors were: (1) increased profits of $457,000 resulting from the sale of pools of consumer loans aggregating $37 million and servicing fees generated from $39 million of consumer loans, measured at year-end 1993, and (2) profits from the sale of securities of $243,000.

     1992 results of operations included costs amounting to $520,000 related to the acquisition of Las Colinas. These costs were expensed as current period expenses as required by pooling of interests accounting. Also included in the results for 1992 was a reversal of an expense accrual of $600,000 booked in a

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

previous year and associated with costs anticipated under severance contracts for certain officers of BTX. These contracts were not extended at December 31, 1992.

     Included in BTX's 1991 results of operations was an extraordinary gain of $465,000 which was due to early extinguishment of $939,000 of subordinated debentures.

TABLE 1 - SELECTED FINANCIAL DATA

                                          Year ended December 31,
                             ------------------------------------------------
                                1993    1992     1991       1990      1989
                             -------- -------- --------  --------- ----------
                                  (Dollars in thousands, except per share)
Income statement highlights:
  Interest income............$ 21,966 $ 24,735 $ 23,742  $  29,389  $ 68,343
  Interest expense...........   9,750   11,229   13,226     18,064    50,800
  Net interest income........  12,216   13,506   10,516     11,325    17,543
  Provision for loan losses..     490      507      934      1,544     2,531
  Income (loss) from
    operations before
    extraordinary items......     219      702   (3,504)    (8,489)  (49,355)
  Net income (loss)..........     219    1,064   (3,039)    27,641   (49,355)
Per share:
  Income (loss) from
    operations...............     .01      .03     (.18)      (.44)    (2.55)
  Net income (loss)..........     .01      .05     (.16)      1.44     (2.55)
Balance sheet highlights:
  Assets..................... 368,608  322,769  290,817    265,899   440,192
  Loans...................... 167,732  174,695  183,371    192,246   257,212
  Allowance for loan losses..   2,637    3,044    4,479      5,666     6,498
  Deposits................... 242,897  270,730  251,586    242,092   358,182
  Long-term debt.............   1,054    1,066    1,066      2,032     2,032
  Stockholders' equity
    (deficit)................  14,952   14,107   13,013     16,055   (11,587)
  Book value per common
    share....................     .75      .73      .68        .84      (.61)
Financial ratios:
  Return on average assets...     .07%     .34%     N/A       8.64%      N/A
  Return on average equity...    1.49%    7.90%     N/A        N/A       N/A
  Average equity as a percent
    of average assets........    4.40%    4.28%    5.38%     (3.66)%    2.86%
Other statistics:
Number of employees
    (at year-end)............     164      170      172        200       342

NOTE:  No dividends have been paid since 1984.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

NET INTEREST INCOME

     Average earning assets were $310 million for 1993, an increase of $19 million, or 6%, from 1992. The major component of the 1993 increase was investments. This increase in investments resulted from purchases made with increased borrowings principally from the Federal Home Loan Bank. Average earning assets for 1992 increased $47 million, or 19%, from 1991. This increase in 1992 resulted partially from increased public funds deposits which legally require that additional securities be pledged as security. The major component of the 1992 increase was investments. Also in 1992, the Bank obtained $14 million of deposits from the Texas State Treasurer, which was reduced to $3.5 million at December 31, 1993.

     Net interest income for 1993 was $12.2 million, a decrease of $1.3 million from 1992. The decrease from 4.63% to 3.94% in net interest margin is a result of a leveling of the rates paid on deposits and a continuing decline in the rates earned on loans which has been caused principally by heightened competition among lenders, particularly for consumer loans, and a significant decrease in the rates charged on these loans. These trends are likely to continue. Net interest income for 1992 increased $3 million, or 28% from 1991. The increase resulted from the Company's increased level of earning assets ($47 million) combined with an increased net interest spread of 62 basis points. This improvement resulted from an increased interest spread caused by a dramatic decrease in the rates paid on deposits contrasted with less rapid reductions in the rates charged on loans. As the Texas economy expands, the Bank expects moderate future growth in both its deposits and earning assets. The Company has positioned its balance sheet to manage through changing interest rate environments. The spreads on loans and deposits narrowed in the third and fourth quarters of 1993. The current spreads, based on the assumption that the interest rates paid on deposits and the interest rates charged on loans are not likely to increase significantly in 1994, are expected to be maintained in 1994. However, net interest margin is expected to decrease moderately compared to 1993 as a whole, due to the wider net interest spreads realized in the first half of 1993.

     In the third quarter of 1993 the Federal Home Loan Bank of Dallas (the
FHLB) approved BankTEXAS N.A. as a member. The Bank has invested approximately $1.3 million in stock of FHLB, upon which the yield at year-end 1993 paid is the Federal Funds rate plus 59 points. The Bank is entitled to borrow up to $14 million in long-term advances (six months and longer) and is entitled to short-term advances through FHLB's Master Repurchase Agreement. The FHLB permits total borrowing from the Bank to equal as much as 50% of the member bank's assets. Should BTX decide to increase long-term advances beyond $14 million, then an additional investment in the FHLB stock would be required. With the additional borrowing capacity provided by the Federal Home Loan Bank, it is expected that earning assets can be increased. The Bank's capital is sufficient to support an additional $30 million of investments and corresponding borrowings from the FHLB. Assuming an incremental return on assets of 1.5% for 1994 and no other changes affecting the net interest margin, it is expected that BTX can achieve some improvement in its net interest margin.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

     Average investment securities for 1993 increased $32 million, or 32%, from 1992. The increase in investments arose from a higher volume of available funds as discussed in the above paragraphs. The average level of investment securities increased $56 million, or 125%, from 1991 to 1992. This increase arose from a higher volume of available funds because of the significant increase in public funds deposits. Average federal funds sold for 1993 decreased $2.7 million, or 37% from 1992. During 1993, federal funds sold represented only 1% of total earning assets compared to 2% during 1992. This decrease was due to BTX's increase in investments and the extremely low rates available on federal funds sold. Average loans for 1993 decreased $11 million, or 6% from 1992. This decrease in loans from 1993 to 1992 principally resulted from sales of loan pools in 1993 totalling $37 million.

     For 1993, interest income on earning assets decreased $2.8 million or 11% from 1992. This decrease is due to declining rates. For 1992, interest income on earning assets increased $1 million, or 4%, from 1991. This increase in interest income occurred even though yields on earning assets declined 126 basis points. The decline in yield was more than offset by the increase in average earning assets of $47 million from 1991 to 1992.

     Average interest bearing liabilities for 1993 increased $12.9 million or 5% from 1992. This increase was due primarily from the increase in short-term borrowings. Average interest bearing liabilities for 1992 increased $45 million, or 21%, from 1991. This increase was due primarily from the increased volume of public funds contracts. For 1993, expense on interest bearing liabilities decreased $1.5 million or 13% from 1992. For 1992, interest expense decreased $2 million or 15% from 1991. These decreases occurred since BTX's cost on the interest bearing liabilities declined by 74 basis points in 1993 and 188 basis points in 1992.

     Unless otherwise stated, changes from 1989 to 1990 are due primarily to the disposition of BancTEXAS Dallas and will not be repeated for each category.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

     TABLE 2 presents the three-year average balance sheet data and related yields and rates. TABLE 3 presents an analysis of the changes in net interest income.

TABLE 2 - THREE-YEAR AVERAGE BALANCE SHEETS/ANALYSIS OF INTEREST YIELDS AND
          RATES

                                             1993                         1992                         1991
                                  --------------------------   --------------------------   --------------------------
                                            Interest                     Interest                     Interest
                                   Average  Income/  Average    Average  Income/  Average    Average  Income/  Average
                                   Balance  Expense    Rate     Balance  Expense   Rate      Balance  Expense   Rate
                                  --------  -------  -------   --------  -------  -------   --------  -------  -------
                                                                 (Dollars in thousands)
Earning assets:
  Time deposits with banks....... $    825  $    31    3.76%   $    409  $    15    3.67%   $    760  $    53    6.97%
  Investment securities:
    Taxable......................  132,563    6,650    5.02     100,184    6,367    6.36      44,533    3,482    7.82
    Tax-exempt...................      -        -                   -        -       -           -        -       -
                                  --------  -------            --------  -------            --------  -------
     Total investment
       securities................  132,563    6,650    5.02     100,184    6,367    6.36      44,533    3,482    7.82
  Federal funds sold and
    securities purchased under
    agreements to resell.........    4,517      133    2.94       7,199      249    3.46      10,851      615    5.67
  Loans*.........................  171,889   15,152    8.82     183,315   18,104    9.85     187,962   19,592   10.42
                                  --------  -------            --------  -------            --------  -------
     Total earning assets........  309,794   21,966    7.09     291,107   24,735    8.47     244,106   23,742    9.73
                                            -------                      -------                      -------
Nonearning assets:
  Cash and due from banks........    8,253                        7,486                        8,127
  Premises and equipment.........   11,452                       11,714                       12,334
  Other assets...................    6,977                        8,587                       10,564
  Allowance for loan losses......   (2,894)                      (4,094)                      (5,376)
                                  --------                     --------                     --------
                                  $333,582                     $314,800                     $269,755
                                  ========                     ========                     ========

Interest bearing liabilities:
  Savings deposits............... $ 88,986    2,268    2.55    $ 92,783    3,020    3.25    $ 91,761    4,893    5.33
  Certificates of deposit
    $100,000 and over and
    public funds.................   33,035    1,226    3.71      35,141    1,581    4.49      24,715    1,627    6.58
  Other time deposits............   92,648    4,183    4.51      94,807    5,145    5.41      89,737    6,265    6.98
  Short-term borrowings..........   55,576    1,978    3.56      34,612    1,388    4.01       5,403      303    5.61
  Long-term debt.................    1,055       95    9.00       1,063       95    8.91       1,532      138    9.01
                                  --------  -------            --------  -------            --------  -------
     Total interest bearing
       liabilities...............  271,300    9,750    3.59     258,406   11,229    4.33     213,148   13,226    6.21
                                            -------                      -------                      -------
Noninterest bearing liabilities:
  Demand deposits................   45,106                       38,925                       37,608
  Other liabilities..............    2,498                        4,000                        4,489
                                  --------                     --------                     --------
     Total liabilities...........  318,904                      301,331                      255,245
Stockholders' equity.............   14,678                       13,469                       14,510
                                  --------                     --------                     --------
                                  $333,582                     $314,800                     $269,755
                                  ========                     ========                     ========
Net interest income..............           $12,216                      $13,506                      $10,516
                                            =======                      =======                      =======
Interest rate spread.............                      3.50%                        4.14%                        3.52%
Net interest margin..............                      3.94%                        4.63%                        4.31%
                                                       ====                         ====                         ====

____________________
     BTX has no tax-exempt income.
     * Loan fees are included for rate calculation purposes; however, the amount of such fees is immaterial. Nonaccrual loans have been included in the average balances, therefore, reducing yields.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

TABLE 3 - VOLUME/RATE ANALYSIS

                                1993 Change from 1992               1992 Change from 1991
                        ------------------------------------   ---------------------------------
                                         Change Due to:                    Change Due to:
                                  --------------------------            ------------------------
                        Total                          Rate/   Total                      Rate/
                        Change    Volume     Rate     Volume*  Change   Volume    Rate    Volume*
                        -------   -------   -------   ------   -------  -------   ------   -----
                                                   (Dollars in thousands)
Earning assets:
  Time deposits with
    banks.............  $    16   $    16   $   -     $  -     $   (38) $   (25) $   (25)  $  12
  Taxable investment
    securities........      283     2,057    (1,341)    (433)    2,885    4,352     (652)   (815)
  Federal funds sold
    and securities
    purchased under
    agreements to
    resell............     (116)      (93)      (37)      14      (366)    (207)    (240)     81
  Loans...............   (2,952)   (1,128)   (1,945)     121    (1,488)    (484)  (1,029)     25
                        -------   -------   -------   ------   -------  -------   ------   -----
    Total interest
      income..........   (2,769)      852    (3,323)    (298)      993    3,636   (1,946)   (697)
                        -------   -------   -------   ------   ------- --------   ------   -----
Interest bearing
 funds:
  Savings deposits....     (752)     (124)     (655)      27    (1,873)      54   (1,906)    (21)
  Certificates of
  deposit $100,000
    and over and
    public funds......     (355)      (95)     (277)      17       (46)     686     (515)   (217)
  Other time deposits.     (962)     (117)     (865)      20    (1,120)     354   (1,395)    (79)
  Short-term
    borrowings........      590       841      (156)     (95)    1,085    1,638      (86)   (467)
  Long-term debt......      -          (1)        1      -         (43)     (42)      (1)    -
                        -------   -------   -------   ------   -------  -------   ------   -----
     Total interest
       expense........   (1,479)      504    (1,952)     (31)   (1,997)   2,690   (3,903)   (784)
                        -------   -------   -------   ------   -------  -------   ------   -----
Net interest income...  $(1,290)  $   348   $(1,371)  $ (267)  $ 2,990  $   946   $1,957   $  87
                        =======   =======   =======   ======   =======  =======   ======   =====

 ____________________
     BTX has no tax-exempt income.
     * Represents the change not solely attributable to change in rate or change in volume but a combination of these two factors.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

NONINTEREST INCOME

     Noninterest income for 1993 increased $439,000, or 17%, from 1992. Noninterest income was $2.6 million in 1992, a decrease of $318,000, or 11%, from 1991. TABLE 4 shows the major components of noninterest income. The Bank is pursuing additional services that may enhance the income stream including the sale of mutual funds, annuities and other permissible product offerings such as FHA Title One home improvement loans and the purchase of residential mortgages which are held for resale to permanent investors. Servicing fees generated from sales of pools of consumer loans in 1993 was $200,000 and this source of revenue is expected to increase in 1994.

     Noninterest income for 1993 included securities gains of $243,000, compared to $103,000 for 1992. Service charges and fees decreased $69,000, or 4%, from 1992 to 1993 and increased $93,000, or 5%, from 1991 to 1992. The increase from 1991 to 1992 was from price increases and transaction charges that were implemented in 1992. The 1993 decrease includes reduced revenue resulting from closing the safe deposit function at one of BTX's locations of $34,000 and decreased revenue from return check charges of $31,000. Income from loan sales and loan servicing increased $457,000 or 103% from 1992. As of December 31, 1993 BTX is servicing $39 million of consumer loans for third parties compared to $19 million as of December 31, 1992 and $0 as of December 31, 1991.

     Other noninterest income decreased $89,000 from 1992 to 1993, or 30%, and $836,000, or 74%, from 1991 to 1992. The 1993 decrease resulted from a reduction of annuity income of $46,000 and $43,000 from miscellaneous sources. The 1992 decrease was due to the fact that in 1991 $400,000 of income was realized from revenue associated with insurance coverage through a third party provider to the Company's customers on a portion of the Company's automobile loan portfolio which was not repeated in 1992, and $600,000 from discounts realized from early payoffs of loans that had occurred in 1991.

TABLE 4 - NONINTEREST INCOME

                                                     Change from Prior Year
                                                 -----------------------------
                                                  1993 vs. 1992  1992 vs. 1991
                                                 -------------- --------------
                            1993   1992   1991   Amount Percent Amount Percent
                           ------ ------ ------  ------ ------- ------ -------
                                         (Dollars in thousands)
Service charges and fees.. $1,716 $1,785 $1,692  $   (69)  (4)% $    93    5 %
Investment securities
  gains...................    243    103     44      140  136        59  134
Loans sales and loan
  servicing fees..........    899    442     76      457  103       366  482 %
Other.....................    210    299  1,135      (89) (30)     (836) (74)
                           ------ ------ ------  -------        -------
     Total................ $3,068 $2,629 $2,947  $   439   17 % $  (318) (11)%
                           ====== ====== ======  =======        =======

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

NONINTEREST EXPENSE

     Noninterest expense for 1993 increased $13,000 or .09% from 1992. This nominal increase is indicative of BTX's continued effort to curtail all expenses. Noninterest expense for 1992 decreased $1.5 million, or 9%, from 1991. The decrease in 1992 resulted from a number of cost containment measures and the savings which resulted from the merger of BTX's two subsidiary banks. For 1994, noninterest expense should decline, principally from reduced expenses related to nonperforming assets, i.e. write-downs and operating expenses associated with foreclosed properties, and legal fees associated with foreclosures and litigation. It is possible that additional economies of scale in noninterest expenses may result from future acquisitions. TABLE 5 shows the components of noninterest expense for the past three years.

     Personnel expense increased $323,000 or 5% from 1992 to 1993. This increase resulted from nominal merit raises and severance payments made for a minor staff reduction at year-end 1993. Personnel expense decreased $762,000, or 11%, from 1991 to 1992 which resulted from the merger of BTX's two subsidiary banks which permitted a reduction in the number of staff.

     Occupancy expense decreased $116,000 or 8% from 1992 to 1993. This decrease was due to more favorable terms in renegotiated leases and receiving more tenant income from the Bank's building in McKinney. Occupancy expense decreased $14,000, or 1%, from 1991 to 1992.

     Equipment expense increased $228,000 or 33% from 1992 to 1993. This increase is primarily due to the purchase of new equipment to maintain pace with current technology. Equipment expense decreased $211,000, or 23% from 1991 to 1992.

     FDIC Insurance expense increased $179,000 or 31% from 1992. For the year 1993, the FDIC initiated a new rate schedule. The average premium charged for the Bank for FDIC Insurance on its deposits in 1993 was 30 cents per $1,000 compared to 23 cents per $1,000 in 1992.

     Net operating expense of foreclosed property decreased $962,000 or 85% from 1992 to 1993. This is primarily the result of lower real estate taxes and a lower provision for future losses. Net operating expenses on foreclosed properties increased $565,000, or 100%, from 1991 to 1992. This increase resulted from the fact that a property that was sold in 1991 generated a gain on sale of $950,000. Included in the net operating expense of foreclosed properties was a provision for losses of $382,000 in 1993, $1.1 million in 1992 and $1.6 million in 1991.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

     Other noninterest expenses decreased $315,000 or 17% from 1992 to 1993 and $833,000, or 32%, from 1991 to 1992. These decreases resulted primarily from the reversal of estimated costs of BTX's former subsidiary (BancTEXAS Dallas) that were no longer necessary. See Note 18 on page 58 (Parent Company Only) "Statement of Operations."

TABLE 5 - NONINTEREST EXPENSE

                                                    Change from Prior Year
                                               -------------------------------
                                                     1993           1992
                                               --------------- ---------------
                         1993    1992    1991   Amount Percent  Amount Percent
                       ------- ------- ------- ------- ------- ------- -------
                                        (Dollars in thousands)
Personnel expense......$ 6,483 $ 6,160 $ 6,922 $   323     5 % $   (762) (11)%
Occupancy expense......  1,348   1,464   1,478    (116)   (8)       (14)  (1)
Equipment expense......    919     691     902     228    33       (211) (23)
Communications and
  supplies.............  1,060   1,042   1,266      18     2       (224) (18)
Fees...................  1,768   1,702   1,763      66     4        (61)  (3)
Net operating expense
  of foreclosed
  properties...........    166   1,128     563    (962)  (85)       565  100
FDIC insurance.........    754     575     502     179    31         73   15
Litigation settlement..    592     -       -       592   100        -    -
Other expenses.........  1,485   1,800   2,633    (315)  (17)      (833) (32)
                       ------- ------- ------- -------         --------
     Total.............$14,575 $14,562 $16,029 $    13   .09 % $ (1,467)  (9)%
                       ======= ======= ======= =======         ========


LITIGATION SETTLEMENT

     TABLE 5 reflects an expense of $592,000 related to litigation. In 1984 the Company completed a private placement of two million shares of common stock, raising $8.2 million of new capital. In 1986, 22 of the purchasers sued BTX for rescission and damages, alleging various violations of the federal securities laws. When BTX's new management and Board of Directors arrived they inherited this problem. Over the years, they systematically settled with 13 of the plaintiffs upon terms which they felt were favorable to the Company.

     A jury trial with the remaining nine plaintiffs was scheduled to begin in November of 1993. After court ordered mediation, the parties agreed to a settlement whereby the plaintiffs' claims for $2.3 million of damages plus interest and attorneys fees were compromised by BTX's agreement to issue 400,000 shares of its common stock to the plaintiffs and their attorneys and deliver to each of two of the plaintiffs an unsecured promissory note which he had executed in 1984 when he borrowed funds from another bank. Due to the current financial condition of these two plaintiffs, the value of these notes was problematic and BTX was able to acquire the notes at a deep discount (paying $51,562 for promissory notes having a face value of $515,625). These shares of common stock will be registered with the S.E.C.; half will be immediately saleable and half will be restricted as to resale for six months.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

     The total cost to BTX of this settlement was $592,000 which has been recorded as a charge against 1993's earnings. The issuance of this stock will result in a dilution of approximately two percent for BTX's stockholders but will not have an adverse affect upon capital levels.

ANALYSIS OF FINANCIAL CONDITION

MORTGAGE-BACKED AND OTHER INVESTMENT SECURITIES

     Mortgage-Backed and Other Investment Securities (net of maturities and sales of securities) at December 31, 1993 increased $47 million, or 41% from December 31, 1992. This increase in investment securities resulted from the purchase of securities which are backed by U.S. Agency guaranteed mortgages, for long-term investment purposes. Approximately $74 million of the securities purchased (net of maturities and sales of securities) which reprice on a monthly basis are backed by adjustable rate mortgages. The repricing of these mortgages is based principally on the 11th District Cost of Funds Index and provides a mechanism for BTX's investment portfolio to maintain yields corresponding to its funding cost. The cost of funds indices for these securities are historical, predominately with a 90 day repricing lag. Therefore, as interest rates decline, investment income will generally decline and as interest rates increase, investment income will generally increase. At December 31, 1993, agency backed adjustable rate mortgages represented 72% of the total investment portfolio. In addition to the adjustable rate securities, $15 million of fixed rate Planned Amortization Class (PAC) Collateralized Mortgage Obligations (CMO's) were acquired in 1993. These securities were purchased to fix a specific yield with specific fixed maturities of an average of 1.6 years. This strategy protects a portion of this portfolio from declining interest rates, yet does not inappropriately extend interest rate risk.

     BTX's public funds contracts are priced on a variable rate basis. In addition, the Company's public funds contracts are cyclical with predictable patterns. The investment securities also have predictable cash flows from planned amortizations and are subject to prepayments. These features, along with the Company's strategy of utilizing the securities as collateral for financing, enables the Company to manage its liquidity in a proactive manner. As a result, the Company's fed funds sold position averages $4.5 million, or 1.4% of average assets, which is less than that of many banks of similar size. These activities are actively managed by the Company and it will continue to pursue opportunities available to it to maximize net interest income generated by the securities portfolio.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

     TABLE 6 shows the yields and maturities of the investment portfolio for the last three years. Because of the amortization schedules of mortgage-backed securities and the fact that they are subject to prepayments, the weighted average life for the Bank's portfolio of mortgage-backed securities is less than its stated maturity. Based on the Company's prepayment experience with these securities, the weighted average life of its portfolio is assumed to be
3.4 years. At December 31, 1993, approximately $134 million of BTX's investment securities were pledged as collateral for public fund deposits, securities sold under agreements to repurchase, or other purposes required or permitted by law. As noted on page 6, the Bank joined the FHLB on September 28, 1993. Borrowings at December 31, 1993 from the Federal Home Loan Bank were $64 million. Such borrowings are collateralized by the Bank's securities. See
Note 4 to BTX's consolidated financial statements for additional information regarding the securities portfolio.

TABLE 6  YIELDS AND MATURITIES OF THE INVESTMENT SECURITIES PORTFOLIO

                                              December 31,
                           ---------------------------------------------------
                                1993              1992             1991
                           ---------------  ----------------  ----------------
                            Book   Average   Book    Average    Book   Average
                            Value   Yield    Value    Yield     Value   Yield
                           ------- -------  -------- -------  -------- -------
                                          (Dollars in thousands)
U.S. Treasury and other
 U.S. government agencies:
  Within one year.........$  1,625   3.26%  $  2,008   3.48%  $  3,427   7.60%
  One to five years.......     300   3.61        300   4.93      1,257   8.02
  Five to ten years.......  26,914   5.16      7,012   6.22      2,650   9.00
  After ten years......... 126,360   4.64    100,635   6.99     61,628   8.45
                          --------          --------          --------
     Total................ 155,199           109,955            68,962
                          --------          --------          --------
Other securities:
  After ten years.........     -      -          -      -          -      -
  FRB stock...............   3,726   6.00      3,726   6.00      3,726   6.00
  FHLB stock..............   1,300   3.00%       -      -          -      -
  Mark-to-market..........     (67)   -          -      -          -      -
                          --------          --------          --------
     Total................   4,959             3,726             3,726
                          --------          --------          --------
     Total investment
       securities.........$160,158          $113,681          $ 72,688
                          ========          ========          ========

LOANS

     Loans, net of unearned income, were $168 million at December 31, 1993, a decrease of $7 million from December 31, 1992. The Bank sold $37 million of loans in 1993. BTX serviced $39 million of consumer loans for other institutions at December 31, 1993, $19 million at December 31, 1992 and $0 at December 31, 1991.

     During 1993, the Bank began to originate loans for sale. Prior to 1993, loans that the Bank sold were originated to be held in its loan portfolio. However, because of excess loan production, the Bank sold some of its automobile consumer loans in 1991 and 1992 to reduce its loan portfolio to targeted levels. In 1993, since the Bank's capacity for excess production was well established, the Bank began to originate automobile loans for sale.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

     The Bank's market areas are now experiencing moderate economic recovery and the increase from $7 million at year-end 1992 to $9 million at year-end 1993 in residential interim construction lending has suggested a means to expand its Real Estate Loan Portfolio. The Bank has carefully assessed the risks related to such loans, as well as the benefits. These loans which typically have a maturity of six months or less and average $100,000 per house are made only when permanent financing is in place from the permanent lenders and only when the contractor responsible for construction of each home has met rigorous standards, including verification of reputation, character, level of experience and history of performance, as well as a detailed review of his present and anticipated financial condition. The Bank actively monitors the construction process and limits draws based on the percentage of construction actually completed. In 1992 the Bank made 209 of these loans for an aggregate of $26,932,000 and in 1993 the Bank made 295 of these loans for an aggregate of $29,705,000. Interim construction lending has provided the Company with loan fee revenues amounting to $274,000 and $365,000 in 1992 and 1993, respectively. The Company will be dependent on its market economy to achieve growth in the real estate and commercial loan markets. In the fourth quarter, the Company began purchasing residential mortgage loans which are held for resale to permanent investors. These loans have 30 day guaranteed take out commitments by long-term investors. Also, these loans are serviced by the Federal Home Loan Bank and provide collateral for borrowing from the FHLB, if needed. BTX's consumer loan portfolio is the principal source of its earning assets which should continue in 1994.

     BTX's loan portfolio at December 31, 1993, was composed of 5% commercial, 16% real estate and 79% consumer. This mix compares to a loan portfolio composition of 7% commercial, 15% real estate and 78% consumer at December 31, 1992. TABLE 7 presents the composition of the loan portfolio for the past five years.

TABLE 7  LOAN COMPOSITION

                                            December 31,
                        -----------------------------------------------------
                           1993      1992       1991       1990       1989
                        --------   --------   --------   --------  ----------
                                           (Dollars in thousands)
Commercial............. $  7,653   $ 11,576   $ 12,465   $ 14,394   $ 39,391
Financial..............      -          -          -       14,445        211
Energy.................      -          -        1,668      2,597      8,381
Real estate,
  construction.........    9,072      7,117      4,116      2,242      8,382
Real estate, mortgage..   12,862     18,646     27,133     36,335     52,882
Real estate, mortgage
  available for sale...    5,600        -          -          -          -
Installment............  137,548    147,598    155,530    141,728    162,313
                        --------   --------   --------   --------   --------
                         172,735    184,937    200,912    211,741    271,560
Unearned income........   (5,003)   (10,242)   (17,541)   (19,495)   (14,348)
                        --------   --------   --------   --------   --------
Loans, net of
  unearned income...... $167,732   $174,695   $183,371   $192,246   $257,212
                        ========   ========   ========   ========   ========

Ratio of loans to
  deposits.............    69.05%     64.53%     72.89%     79.41%     71.81%
                        ========   ========   ========   ========   ========

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

     TABLE 8 shows that at December 31, 1993, BTX had $14 million of commercial and real estate construction loans that mature within one year. Thirty-two percent of the loans with maturities over one year have variable interest rates. At December 31, 1993, 86% of the consumer loans had maturities of one to five years.

TABLE 8  MATURITY DISTRIBUTION OF LOANS (EXCLUDING CONSUMER LOANS)

                                             December 31, 1993
                                 -------------------------------------------
                                 One Year     One to       Over
                                 or Less    Five Years  Five Years    Total
                                 --------   ----------  ----------   -------
                                            (Dollars in thousands)
Commercial...................... $ 4,898      $ 2,259       $496     $ 7,653
Real estate, construction.......   9,072          -          -         9,072
                                 -------      -------       ----     -------
     Total...................... $13,970      $ 2,259       $496     $16,725
                                 =======      =======       ====     =======

Variable-rate loans.............              $   819       $ 60
Fixed-rate loans................                1,440        436
                                              -------       ----
     Total......................              $ 2,259       $496
                                              =======       ====

NONPERFORMING ASSETS

     Nonperforming assets include nonaccrual loans, restructured loans, foreclosed property and loans past due 90 days or more but not included in nonaccrual loans. Loans are placed on nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Loans past due 90 days or more with respect to principal or interest are placed on nonaccrual unless they are both well secured and in the process of collection. Nonperforming assets at December 31, 1993 were $4.6 million, a decrease of $2.2 million from December 31, 1992. The 1993 decrease resulted after additions of $815,000 to nonperforming assets, offset by $3 million of reductions in nonperforming assets due to charge-offs, pay-offs, and sales of assets. TABLE 9 presents the categories of nonperforming assets for the past five years.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

TABLE 9  NONPERFORMING ASSETS

                                              December 31,
                            -------------------------------------------------
                              1993      1992      1991       1990       1989
                            -------   -------   --------   --------   -------
                                        (Dollars in thousands)
Nonaccrual loans........... $   622   $ 1,426   $ 4,203   $  5,813   $  4,517
Restructured loans.........     -         -         -          -          -
Loans past due 90 days
  or more but not included
  in nonaccrual loans......     803       148       160        272        243
                            -------   -------   -------   --------   --------
     Total nonperforming
       loans...............   1,425     1,574     4,363      6,085      4,760
Foreclosed property, net...   3,171     5,211     6,882     10,076     12,440
                            -------   -------   -------   --------   --------
     Total................. $ 4,596   $ 6,785   $11,245   $ 16,161   $ 17,200
                            =======   =======   =======   ========   ========

Ratio of nonperforming
  assets to total assets...    1.25%     2.10%     3.87%      6.08%      3.91%
                            =======   =======   =======   ========   ========

Ratio of nonperforming
  assets to total loans
  and foreclosed property..    2.69%     3.77%     5.91%      7.99%      6.38%
                            =======   =======   =======   ========   ========

     For the year ended December 31, 1993, the loss of income associated with nonperforming loans on which interest is not being accrued was $54,000 compared to $252,000 in 1992 and $483,000 in 1991. TABLE 10 presents nonperforming assets by type of borrower for the past five years. Real estate nonperforming assets at December 31, 1993 represented 73% of total nonperforming assets compared to 73% at December 31, 1992. Nonperforming assets are expected to continue to decline by approximately $2 million and to decline to less than 1% of total loans in 1994. Success in achieving these lower levels is dependent upon market conditions for real estate properties.

TABLE 10  NONPERFORMING ASSETS BY TYPE OF BORROWER

                                               December 31,
                            -------------------------------------------------
                              1993      1992      1991       1990       1989
                            -------   -------   --------   --------   -------
                                         (Dollars in thousands)
Commercial................. $   171   $   534   $    844   $    738  $    834
Financial..................     -         -            3         16        27
Energy.....................     710       750      1,608      2,378       -
Real estate land...........   2,478     2,964      4,446      6,431     8,174
Real estate residential....     246       409      1,220      2,031     2,256
Real estate commercial.....     622     1,603      2,368      3,972     4,948
Installment................     369       525        756        595       961
                            -------   -------   --------   --------  --------
     Total................. $ 4,596   $ 6,785   $ 11,245   $ 16,161  $ 17,200
                            =======   =======   ========   ========  ========

     In addition to nonperforming assets, at December 31, 1993, BTX had $2.3 million of loans classified as "potential problem loans" of which 94% are secured by undeveloped real estate. Sixty-three percent or $1.3 million of these real

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

estate loans were made to two borrowers. This compares favorably to 1992 when BTX had $3 million "potential problem loans" of which 92% were real estate. Eighty-six percent or $2.3 million were from three borrowers. A potential problem loan is a loan that is currently performing in accordance with contractual terms, where information about possible credit problems of the borrower is known, which causes management to have serious doubts about the ability of the borrower to comply with the present loan repayment terms and which may result in classification of the loan in one of the nonperforming asset categories. BTX has less than $1 million in loans to foreign borrowers.

     For many years, the impact of nonperforming assets has been one of the primary causes of BTX's below average level of profitability. The high level of nonperforming assets has resulted in lower net interest margins and high noninterest expenses from: (1) the provision for loan losses, (2) professional fees and (3) operating costs associated with nonperforming assets.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

     At December 31, 1993, the allowance for loan losses was $2.6 million, or 1.6% of total loans, compared to $3 million, or 1.7% of total loans, at December 31, 1992. Allowance for loan losses to total nonperforming loans was 185.05% and 193.39% for 1993 and 1992, respectively. At December 31, 1991 the allowance to total nonperforming loans was 102.66%. The improvement from 1991 to 1992 was due to nonperforming loans declining 64% (TABLE 9, page 17) and allowance for loan losses declining a proportionately lesser amount of 32% (TABLE 11, page 20). In the past five years the allowance for loan losses has decreased from more than $6.5 million to $2.6 million. A reduction in nonperforming loans (those which usually require a greater allocation of the allowance) of 70% during this period permitted the Bank to reduce the allowance by 59% and still maintain an adequate level of allowance.

     Management considers the allowance for loan losses to be adequate at December 31, 1993. The adequacy of the reserve is determinable only on an approximate basis since estimation of the magnitude and timing of loan losses involves subjective judgments. In evaluating the adequacy of the reserve at December 31, 1993, consideration was given to such factors as management's evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process that is independent of the Bank's management; expectations of future economic conditions and their impact on particular industries and individual borrowers; concentrations of credit; management depth and experience; and other judgmental factors.

     The provision for loan losses for 1993 was $490,000, compared to $507,000 for 1992 and $934,000 for 1991. Net charge-offs were $897,000 for 1993, compared to $1.9 million for 1992 and $2.1 million for 1991. Net charge-offs for 1993 and 1992 represented 0.5% and 1% of average loans, respectively. For 1993, consumer loan net charge-offs accounted for 105% of total net charge-offs. In 1991 and 1992, the Bank packaged approximately $45 million of its previously charged-off

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

loans and sold them by sealed bids. These loans had been taken through the Bank's vigorous loan collection process and the Bank had determined it was not cost efficient to continue its collection efforts. The Bank sold these charged-off loans for $504,000 (receiving $446,000 in the fourth quarter of 1991 and $58,000 in 1992). This transaction was recorded as a recovery to the loan loss reserve and contributed to an 11% reduction of the Bank's net charge-offs for the years 1991 and 1992.

     The Bank's management believes that the favorable downward trend in total and net charge-offs will stabilize in 1994 as indicated in TABLE 11. As a result, the provision for loan losses in 1994 is anticipated to be substantially unchanged from the amount recorded in 1993.

     In prior years, BTX had been adversely affected by the economic conditions in Texas. Last year economic conditions continued to improve, generally in parallel with the national economy. Although improving, the overall Texas economy still displays weakness in certain sectors such as commercial real estate, energy and defense. Vacancy rates for commercial office space are some of the highest in the nation. Although improving, the oil and gas industry continues to suffer because of the lack of a comprehensive "National Energy Policy." The Texas defense industry has been impeded as a result of the "Peace Dividend." Cutbacks in other areas of government spending such as the Super Collider and closure of some military bases have also hurt the Texas economy. The management of BTX recognizes some adverse economic conditions still exist; however, it does not expect that these will materially adversely impact the provision for loan loss and its efforts to further upgrade the quality of the Company's loan portfolio in 1994. Management periodically reviews and considers the impact of the economy, as well as many other factors, in its determination of the allowance for loan loss. TABLE 11 details activity in the allowance for loan losses for the past five years.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

TABLE 11  SUMMARY OF THE ALLOWANCE FOR LOAN LOSSES

                                              December 31,
                           --------------------------------------------------
                              1993     1992      1991       1990      1989
                           --------  --------  --------  --------  ----------
                                         (Dollars in thousands)
Balance at beginning
  of year..................$  3,044  $  4,479  $  5,666  $  6,498   $ 36,447
Provision for loan losses..     490       507       934     1,544      2,531
Reduction of allowance due
  to the disposition of
  BancTEXAS Dallas.........     -         -         -         -      (16,598)
Loans charged off:
  Commercial and financial.     228       581       251       446      9,099
  Energy...................      40       220       595       -           67
  Real estate, construction     -         -         -         101          5
  Real estate, mortgage....       8       409     1,103     1,864     12,403
  Installment..............   1,622     2,347     2,543     2,909      2,770
  Lease financing..........     -         -         -         -           30
                           --------  --------  --------  --------   --------
     Total charge-offs.....   1,898     3,557     4,492     5,320     24,374
Recoveries of loans
 previously charged off:
  Commercial and financial.     164       324       478     1,299      4,142
  Energy...................     -         -          21        41      1,120
  Real estate, construction     -         -         -          17        -
  Real estate, mortgage....     154       251       715       492      2,382
  Installment..............     683     1,040     1,157     1,095        819
  Lease financing..........     -         -         -         -           29
                           --------  --------  --------  --------   --------
     Total recoveries......   1,001     1,615     2,371     2,944      8,492
                           --------  --------  --------  --------   --------
     Net charge-offs.......     897     1,942     2,121     2,376     15,882
                           --------  --------  --------  --------   --------
Balance at end of year.....$  2,637  $  3,044  $  4,479  $  5,666   $  6,498
                           ========  ========  ========  ========   ========

Average total loans........$171,889  $183,315  $187,962  $213,328   $498,341
                           ========  ========  ========  ========   ========

Net charge-offs as a
  percent of average loans.     .52%     1.06%     1.13%     1.11%      3.19%
                           ========  ========  ========  ========   ========

Allowance for loan losses
  as a percent of
  year-end loans...........    1.57%     1.74%     2.44%     2.95%      2.53%
                           ========  ========  ========  ========   ========

Allowance for loan losses
  as a percent of
  nonperforming loans......  185.05%   193.39%   102.66%    93.11%    136.51%
                           ========  ========  ========  ========   ========

     The allocation of the allowance for loan losses at year-end represents management's judgment as to the inherent risk in the various categories of the current loan portfolio. The allocations represent the conditions at a point in
time and are subject  to change as conditions dictate.   This allocation is not

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

intended to predict future potential loan losses. The breakdown of the allowance by loan category is based in part on evaluations of individual loans, past history and economic conditions within specific industries or geographic areas. In addition, all large borrowers, at a minimum, are required to provide annual statements of condition and profit and loss statements. When the loan is secured by income producing real estate, detailed rent rolls and operational expenses are provided by the borrower. The frequency of information provided by all types of borrowers ranges from monthly to annually, depending on the size of the transaction, the collateral and the financial condition of the borrower. All criticized loans, at a minimum, are reviewed by management on a quarterly basis. TABLE 12 indicates the allocation of the allowance for loan losses and percent of each loan category to total loans for the past five years.

TABLE 12  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                December 31,
                              -----------------------------------------------
                                1993      1992      1991      1990      1989
                              -------   -------   -------   -------   -------
                                         (Dollars in thousands)
Allocation Amount:
  Commercial................. $   229   $   456   $   507   $   573   $ 1,190
  Financial..................     -         -         -          12        81
  Energy.....................     -         -         655       709       291
  Real estate, construction..     237        71       132        11        46
  Real estate, mortgage......     720     1,003     1,023     2,269     2,689
  Installment................   1,451     1,514     2,162     2,092     2,201
                              -------   -------   -------   -------   -------
     Total................... $ 2,637   $ 3,044   $ 4,479   $ 5,666   $ 6,498
                              =======   =======   =======   =======   =======

Percent of Each Loan
 Category to Total Loans:
  Commercial.................     4.6%      6.6%      6.8%      7.5%     15.3%
  Financial..................      -         -         -        7.5        .1
  Energy.....................      -         -        1.0       1.3       3.3
  Real estate, construction..     5.4       4.1       2.2       1.2       3.3
  Real estate, mortgage......    11.0      10.7      14.8      18.9      20.5
  Installment................    79.0      78.6      75.2      63.6      57.5
                              -------   -------    ------    ------    ------
     Total...................   100.0%    100.0%    100.0%    100.0%    100.0%
                              =======   =======    ======    ======    ======

DEPOSITS

     During 1993, average deposits decreased $1.9 million, or .7%, from 1992. Average deposits for 1992 increased $18 million, or 7%, from 1991. TABLE 13 indicates the types of deposits and the related rates paid during the last three years.

     Average demand deposits for 1993 were $45 million, compared to $39 million for 1992 and $38 million for 1991. The average level of certificates of deposit $100,000 and over decreased $1.3 million, or 9%, from 1992 to 1993. However, average savings deposits increased $841,000 from 1992 to 1993.
Average public

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

fund deposits for 1993 decreased $850,000 or 4% from 1992. In 1994, BTX intends to maintain its position in public funds contracts. See page 13 for a further discussion of public funds contracts.

TABLE 13  DEPOSITS

                              1993               1992              1991
                         ---------------   ---------------   ---------------
                         Average           Average           Average
                         Balance   Rate    Balance   Rate    Balance   Rate
                         --------  -----   --------  -----   --------  -----
                                        (Dollars in thousands)
Demand.................. $ 45,106   -      $ 38,925   -      $ 37,608   -
Money market accounts...   70,455  2.56%     75,093  3.28%     75,632  5.41%
Savings.................   18,531  2.50      17,690  3.11      16,129  4.95
Certificates of deposit
  $100,000 and over.....   12,675  4.54      13,931  5.38      17,938  6.82
Public funds............   20,360  3.20      21,210  3.90       6,777  5.95
Other time..............   92,648  4.51%     94,807  5.41%     89,737  6.98%
                         --------          --------          --------
     Total average
       deposits......... $259,775          $261,656          $243,821
                         ========          ========          ========

     TABLE 14 presents the maturity structure of domestic certificates of deposit of $100,000 and over at December 31, 1993, 1992 and 1991.

TABLE 14  MATURITY OF DOMESTIC CERTIFICATES OF DEPOSITS OF $100,000 AND OVER

                                                       December 31,
                                           -----------------------------------
                                             1993          1992          1991
                                           -------       -------       -------
                                                  (Dollars in thousands)
3 months or less.....................      $ 2,882       $17,224       $ 8,654
Over 3 through 6 months..............        9,615        17,484         9,441
Over 6 through 12 months.............        1,546         1,608         2,309
Over 12 months.......................        7,669         5,184         3,634
                                           -------       -------       -------
     Total...........................      $21,712       $41,500       $24,038
                                           =======       =======       =======

CAPITAL RESOURCES

     Stockholders' equity at December 31, 1993 was $14.9 million, compared to $14.1 million at December 31, 1992. This increase in stockholders' equity from December 31, 1992 was due to the operating profit of $219,000 for 1993 and issuance of common stock pursuant to grants and options of $626,000. 400,000 shares of common stock will be issued early in 1994 as part of the settlement of a significant lawsuit as described on page 12.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

     TABLE 15 compares the capital ratios of BTX and the Bank at December 31, 1993 with regulatory requirements applicable to all FDIC-insured banks and bank holding companies.

TABLE 15  CAPITAL RATIOS

                              Tier I Capital as                Total Capital as
                               a Percentage of                  a Percentage of
                                  Risk-Based       Leverage       Risk-Based
                                    Assets           Ratio          Assets
                                    ------           -----          ------
BTX at December 31, 1993            7.02%            4.27%           8.47%

Bank at
December 31, 1993                   7.30%            4.55%           8.55%

Regulatory requirement
for all banks and bank
holding companies                  4.625%       3.00 and above*      8.00%

     *The general leverage ratio is 3% for banks and holding companies in the highest rating category recognized by the bank regulatory agencies, and an additional cushion of at least 100 to 200 basis points is required for other banking organizations.

     At year-end 1992 the Bank and BTX's assets were $308 million and $323 million, respectively. At year-end 1993, the assets of the Bank and BTX's assets had increased to $355 million and $369 million, respectively. The increase was principally from increased investment securities and had a negative impact on the leverage ratio and a positive impact on the risk-based capital ratios. The increased asset size was proportionately greater than the Company's capital growth, thus the leverage ratio declined. However, within the increase in asset size, loans declined. Since loans have a higher risk weighting for risk-based capital ratio purposes (100%) than securities (20%), the Bank's and BTX's respective risk-based capital ratios improved.

     As defined by applicable regulations, "Tier I Capital" consists of the stockholders' equity of BTX and the Bank respectively; "Total Capital" of the Bank is the sum of the stockholders' equity plus a portion of the allowance for

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

loan losses, and "Total Capital" of BTX is the sum of its stockholders' equity, a portion of the allowance for loan losses and outstanding convertible debentures in the principal amount of $421,600. The term "risk-based assets" equals total assets, plus certain off-balance sheet items, with various adjustments designed to reflect the risk characteristics of the assets, liabilities and certain off-balance sheet items; and "adjusted total assets" is a term used to reflect a regulatory measure of a bank's total assets.

     BTX and the Bank are also subject to the terms of two agreements executed November 30, 1990 with the FDIC. These agreements contain, among other things, certain reporting requirements and restrictions on the payment of dividends and management fees.

ASSET & LIABILITY MANAGEMENT

INTEREST RATE SENSITIVITY

     Interest rate sensitivity is the relationship between market interest rates and net interest income due to the repricing of certain assets and liabilities. If more assets than liabilities reprice within a given period, an asset sensitive position is created. When an institution is in an asset sensitive position, a decline in market rates will have a negative impact on net interest income. Alternatively, when liabilities reprice more quickly than assets in a given period, a liability sensitive position exists and a decline in interest rates will increase net interest income. One way to reduce the adverse effect of market rate fluctuations on net interest income is to minimize the difference between rate sensitive assets and liabilities, referred to as gap, by maintaining a balanced interest rate sensitivity position. Matching interest sensitivity will reduce some of the risks from adverse changes in market rates, but it will not guarantee a stable net interest spread because yields and rates may change simultaneously but by different amounts. These changes in market spreads could materially affect the overall net interest spread even if assets and liabilities were perfectly matched.

     BTX, through its Asset/Liability Management Policy Committee, closely monitors the interest sensitivity position of the Bank and manages the Bank's interest sensitivity position. It is BTX's objective to maintain a reasonably balanced position with respect to the interest rate sensitivity of assets and liabilities in order to reduce risk of an unfavorable impact to the income statement and maintain a more stable net interest spread. BTX's interest sensitivity position at December 31, 1993 is presented in TABLE 16. Currently, BTX is in a liability sensitive position for all time periods under one year. During a declining interest rate environment, this position would produce higher

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

net interest income, and during a rising interest rate environment, this position would produce lower net interest income. It should be noted that the interest sensitivity position is presented at a point in time and can be altered by management as changing conditions dictate.

TABLE 16  INTEREST RATE SENSITIVITY ANALYSIS

                                                         December 31, 1993
                               -----------------------------------------------------------------------------
                                                   Rate-Sensitive
                               ---------------------------------------------------------
                                                                                 Total
                                                                        Over     Rate     Nonrate
                                  1-30    31-90    91-180    181-365     1       Sen-      Sen-
                                  Days     Days     Days      Days      Year     sitive    sitive**   Total
                               --------  -------  --------  --------  --------  --------  --------- --------
                                                          (Dollars in thousands)
Earning assets:
  Loans....................... $ 32,586  $17,204 $  22,267  $ 30,485  $ 64,568  $167,110  $   622  $167,732
  Investment securities.......  104,815      143     1,481       -      49,993   156,432    3,726   160,158
Federal funds sold an
    securities purchased under
    agreements to resell......   14,400      -         -         -         -      14,400      -      14,400
Other earning assets..........    2,225      -         300       -         -       2,525      -       2,525
                               --------  -------  --------  --------  --------  --------  -------  --------
     Total earning assets..... $154,026  $17,347  $ 24,048  $ 30,485  $114,561  $340,467  $ 4,348  $344,815
                               ========  =======  ========  ========  ========  ========  =======  ========
Interest bearing liabilities:
  Savings and time deposits... $ 99,162  $19,101  $ 24,595  $ 16,014  $ 39,616  $198,488  $   -    $198,488
  Short-term borrowings.......   80,066    6,137       -         -      21,019   107,222      -     107,222
  Long-term debt..............      -        -         -         -       1,054     1,054      -       1,054
                               --------  -------  --------  --------  --------  --------  -------  --------
     Total interest bearing
       funds.................. $179,228  $25,238  $ 24,595  $ 16,014  $ 61,689  $306,764  $   -    $306,764
                               ========  =======  ========  ========  ========  ========  =======  ========

Nominal gap................... $(25,202)$ (7,891) $   (547) $ 14,471  $ 52,872
Cumulative interest sensitive
  gap*........................ $(25,202)$(33,093) $(33,640) $(19,169) $ 33,703
Cumulative earning assets as a
  percent of interest bearing
  funds.......................       86%      84%       85%       92%      111%

____________________

* Rate-sensitive earning assets less rate-sensitive interest bearing liabilities.

** The nonrate-sensitive assets are composed of nonaccrual loans and Federal
   Reserve Bank stock.

     The above table is prepared with contractual maturity dates. Savings and time deposits without stated maturities are included in the 1-30 day repricing window.

LIQUIDITY

     Liquidity for the Bank is the ability to raise funds to support asset growth, meet deposit withdrawals, fund customers' legitimate borrowing needs, satisfy maturities of short-term borrowings, and maintain reserve requirements.

     Liquidity needs can be met by changes in either assets or liabilities or a combination of both. On the asset side, the primary sources of liquidity are cash and due from banks, time deposits with banks, federal funds sold and securities purchased under agreements to resell, short-term marketable investment securities and scheduled repayments and maturities of loans. The Bank's investment securities are purchased primarily for the purpose of collateralizing

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

public funds deposits. In the past, when the corresponding public funds deposits were withdrawn, the pledged securities were sold with no affect on liquidity. Currently, BTX retains its securities through cyclical changes in public funds deposit levels. BTX utilizes sales of its securities under agreements to repurchase in combination with the securities amortization payments to manage its overall funding and liquidity position. Average cash and due from banks for 1993 was $8.3 million, an increase of $767,000, or 10%, from 1992. BTX's average level of federal funds sold and securities purchased under agreements to resell was $4.5 million for 1993, compared to $7 million for 1992.

     On the liability side, the principal sources of liquidity are deposit growth, the maturity distribution of purchased funds, unused credit lines, the collateral value of its investment securities and accessibility to money and capital markets. Deposits for 1993 averaged $260 million, a decrease of $1.9 million, or .7%, from 1992. Securities sold under agreements to repurchase averaged $56 million for 1993, an increase of $21 million from 1992. Currently, BTX and the Bank have available credit lines from the FHLB and others to the extent of the available collateral value of its investment security portfolio. As discussed on page 6, the Bank joined the FHLB in the third quarter of 1993. The Bank's membership in FHLB has enhanced its liquidity and provided an additional funding source. At December 31, 1993 its borrowings against securities from the FHLB totaled $64 million and borrowings from securities dealers and other sources were $42 million.

     BTX monitors its liquidity position continuously in relation to changes in long-term and short-term interest rates. Maturity distribution and interest sensitivity of assets and liabilities are adjusted in response to those changes. In order to improve liquidity, the Bank will continue to pursue a program to increase deposits, implement various cost-cutting and revenue-generating measures, and explore other methods to increase liquidity, including the acquisition of additional banks. Currently, the sources of liquidity are deemed adequate but it is impossible to predict whether they will remain so.

     The possible sources of funds for BancTEXAS Group Inc. are the dividends paid to it from its subsidiaries, proceeds from equity offerings or debt offerings, and the proceeds from sales of assets. The FDIC Agreement places certain restrictions on the payment of dividends by BTX and the payment of dividends and management fees by the Bank. Currently and in the foreseeable future, no dividends or fees can be paid to BTX by the Bank. For further information on BTX (Parent only) financial condition, see Note 18 to BTX's consolidated financial statements.

                              BancTEXAS Group Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)

INFLATION

     The financial statements and related information presented in this report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in terms of historical dollars without regard to changes over time in the relative purchasing power of money. BTX and other financial institutions hold substantially all of their assets and liabilities in monetary form, and generally have an excess of monetary assets over liabilities. During periods of inflation, monetary assets lose value in terms of purchasing power, and monetary liabilities have corresponding purchasing power gains. The financial statements and other data appearing in this report, and in particular the discussion of liquidity management, illustrate how BTX operates in an environment of changing interest rates and inflationary trends.

PENDING ACCOUNTING CHANGES

     In May 1993, the FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan ("Statement 114"). Statement 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral if collateral dependent. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the loan's contractual terms. The Company will be required to adopt Statement 114 in fiscal year 1995. Management believes that adoption of Statement 114 will not have a material impact on the Company's consolidated financial position or operations.

                              BancTEXAS Group Inc.

                              MANAGEMENT'S REPORT


     Management of BTX has established and maintains a system of internal controls that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures. Management continually monitors the system of internal controls for compliance. BTX maintains a strong internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. In addition, the financial statements have been audited by Deloitte & Touche, independent auditors. As part of its audit of the financial statements, Deloitte & Touche completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied. Management believes that, as of December 31, 1993, the system of internal controls is adequate to accomplish the objectives discussed herein.

     Management has made available to Deloitte & Touche all the financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Deloitte & Touche during its audit were valid and appropriate.

     The Audit Committee of the Board of Directors is composed of directors who are not employees of BTX or any of its subsidiaries. The Audit Committee meets periodically with management, the internal auditors and the independent accountants to review accounting, auditing, internal accounting controls and financial reporting matters.




    _____________________________            _____________________________
    Nathan C. Collins                        D. Kert Moore
    Chairman of the Board,                   Senior Vice President,
      President and Chief                      Treasurer and Chief
      Executive Officer                        Financial Officer

                              BancTEXAS Group Inc.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of BancTEXAS Group Inc.
Dallas, Texas

     We have audited the consolidated balance sheets of BancTEXAS Group Inc. and subsidiaries (the"Company) as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of First Bank/Las Colinas into BancTEXAS Group Inc.'s subsidiary, BankTEXAS N.A., which has been accounted for as a pooling of interests as described in Note 3 to the consolidated financial statements. We did not audit the statements of income and cash flows of First Bank/Las Colinas for the year ended December 31, 1991, which statements reflect interest income of $2,047,048 and a net loss of $109,492. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for First Bank/Las Colinas for 1991, is based solely on the report of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of BancTEXAS Group Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     During 1993 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."





March 18, 1994
Dallas, Texas

                             BancTEXAS Group Inc.

                         CONSOLIDATED BALANCE SHEETS

                                    ASSETS

                                                              December 31,
                                                       -------------------------
                                                          1993           1992
                                                       ---------       ---------
                                                         (Dollars in thousands)
Cash and due from banks............................... $   8,565       $   9,675
Time deposits with banks..............................     2,525             743
Federal funds sold....................................    14,400           7,400
                                                       ---------       ---------
  Total cash and cash equivalent......................    25,490          17,818
Mortgage-backed and other investment securities held
  to maturity at cost (approximate fair value of
  $115,344 and $111,665)..............................   116,451         111,838
Mortgage-backed securities available for sale at
  approximate fair value in 1993 (cost $43,774); held
  for sale at cost in 1992 (approximate fair value of
  $1,864).............................................    43,707           1,843
Loans (net of unearned income of $4,571 and $10,242)..   147,135         169,695
Loans available for sale (net of unearned income of
  $432 and $0)........................................    20,597           5,000
Less: Allowance for loan losses.......................    (2,637)         (3,044)
                                                       ---------        --------
  Loans, net..........................................   165,095         171,651
Foreclosed property, net..............................     3,171           5,211
Premises and equipment, net...........................    11,338          11,544
Accrued interest receivable...........................     1,247           1,185
Other assets..........................................     2,109           1,679
                                                       ---------       ---------
     Total assets..................................... $ 368,608       $ 322,769
                                                       =========       =========

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest bearing................................. $  44,409       $  46,646
  Interest bearing....................................   198,488         224,084
                                                       ---------       ---------
     Total deposits...................................   242,897         270,730
Securities sold under agreements to repurchase........    95,208          32,470
Other short-term borrowings...........................     1,096           1,365
FHLB long-term advances...............................    10,918             -
Other liabilities.....................................     2,483           3,031
Long-term debt........................................     1,054           1,066
                                                       ---------       ---------
     Total liabilities................................   353,656         308,662
                                                       ---------       ---------
Commitments and contingencies
Stockholders' equity:
  Common stock:  $.01 par value; authorized
    50,000,000 shares; issued and outstanding
    19,583,025 shares and 19,201,025 shares...........       196             192
  Capital in excess of par............................   273,035         272,346
  Accumulated deficit.................................  (258,212)       (258,431)
  Net unrealized loss on securities available for sale       (67)            -
                                                       ---------       ---------
     Total stockholders' equity.......................    14,952          14,107
                                                       ---------       ---------
     Total liabilities and stockholders' equity....... $ 368,608       $ 322,769
                                                       =========       =========

     The accompanying notes are an integral part of the consolidated financial statements.

                              BancTEXAS Group Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Year ended December 31,
                                                     -------------------------------
                                                       1993       1992       1991
                                                     --------   --------   ---------
                                                    (In thousands, except per share)
INTEREST INCOME:
  Loans............................................. $ 15,152   $ 18,104   $ 19,592
  Investment securities.............................    6,650      6,367      3,482
  Federal funds sold................................      133        249        615
  Other interest income.............................       31         15         53
                                                     --------   --------   --------
     Total interest income..........................   21,966     24,735     23,742
INTEREST EXPENSE:
  Deposits..........................................    7,677      9,746     12,785
  Securities sold under agreements to repurchase....    1,821      1,366        267
  Other short-term borrowings.......................       24         22         36
  FHLB long-term advances...........................      133        -          -
  Long-term debt....................................       95         95        138
                                                     --------   --------   --------
     Total interest expense.........................    9,750     11,229     13,226
                                                     --------   --------   --------
     Net interest income............................   12,216     13,506     10,516
PROVISION FOR LOAN LOSSES...........................      490        507        934
                                                     --------   --------   --------
     Net interest income after
       provision for loan losses....................   11,726     12,999      9,582
NONINTEREST INCOME:
  Service charges and fees..........................    1,716      1,785      1,692
  Investment securities gains.......................      243        103         44
  Loan sales and loan servicing income..............      899        442         76
  Other.............................................      210        299      1,135
                                                     --------   --------   --------
     Total noninterest income.......................    3,068      2,629      2,947
NONINTEREST EXPENSE:
  Personnel expense.................................    6,483      6,160      6,922
  Occupancy.........................................    1,348      1,464      1,478
  Equipment.........................................      919        691        902
  Litigation settlement expense.....................      592        -          -
  Net operating expense of foreclosed property......      166      1,128        563
  Communications and supplies.......................    1,060      1,042      1,266
  Professional fees.................................    1,768      1,702      1,763
  Data processing...................................      911        856        578
  Other.............................................    1,328      1,519      2,557
                                                     --------   --------   --------
     Total noninterest expense......................   14,575     14,562     16,029
                                                     --------   --------   --------
     Net income (loss) before taxes.................      219      1,066     (3,500)
Income tax expense..................................      -          364          4
                                                     --------   --------   --------
     Income (loss) from operations before
       extraordinary item...........................      219        702     (3,504)
EXTRAORDINARY ITEMS:
  Gain on early extinguishment of debt..............      -          -          465
  Tax benefit from net operating loss carryforward..      -          362        -
                                                     --------   --------   --------
     Net income (loss).............................. $    219   $  1,064   $ (3,039)
                                                     ========   ========   ========
PER SHARE:
  Income (loss) from operations..................... $    .01   $    .03   $   (.18)
  Extraordinary items...............................      -          .02        .02
                                                     --------   --------   --------
  Net income (loss)................................. $    .01   $    .05   $   (.16)
                                                     ========   ========   ========
AVERAGE COMMON SHARES AND COMMON SHARE
  EQUIVALENTS OUTSTANDING...........................   23,301     23,117     19,084
                                                     ========   ========   ========

     The accompanying notes are an integral part of the consolidated financial statements.

                              BancTEXAS Group Inc.

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY

                                                 Year ended December 31,
                                           ---------------------------------
                                              1993        1992        1991
                                           ---------   ---------   ---------
                                                  (Dollars in thousands)
COMMON STOCK:
  Balance at beginning of year............ $     192   $     191   $     191
  Exercised options.......................         4           1         -
                                           ---------   ---------   ---------
  Balance at end of year..................       196         192         191
                                           ---------   ---------   ---------
CAPITAL IN EXCESS OF PAR:
  Balance at beginning of year............   272,346     272,317     272,317
  Exercised options.......................        82          29         -
  Stock compensation......................        67         -           -
  Shares issuable in settlement of
    litigation............................       540         -           -
                                           ---------   ---------   ---------
  Balance at end of year..................   273,035     272,346     272,317
                                           ---------   ---------   ---------
ACCUMULATED DEFICIT:
  Balance at beginning of year............  (258,431)   (259,495)   (256,456)
  Net income (loss)................... ...       219       1,064      (3,039)
                                           ---------   ---------   ---------
  Balance at end of year..................  (258,212)   (258,431)   (259,495)
                                           ---------   ---------   ---------
NET UNREALIZED LOSS ON SECURITIES
  AVAILABLE FOR SALE:
  Balance at beginning of year............       -           -           -
  Net loss................................       (67)        -           -
                                           ---------   ---------   ---------
  Balance at end of year..................       (67)        -           -
                                           ---------   ---------   ---------
TOTAL STOCKHOLDERS' EQUITY................ $  14,952   $  14,107   $  13,013
                                           =========   =========   =========

     The accompanying notes are an integral part of the consolidated financial statements.

                              BancTEXAS Group Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Year ended December 31,
                                                           ----------------------------------
                                                              1993         1992        1991
                                                           ---------    ---------    --------
                                                                  (Dollars in thousands)
Operating Activities:
  Net income (loss).....................................  $     219    $  1,064     $ (3,039)
  Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
    Provision for loan losses...........................        490         507          934
    Depreciation, amortization and accretion............      1,621       1,345          978
    Stock compensation and litigation settlement........        607         -            -
    Gain on sale of investment securities...............       (243)       (103)         (44)
    Gain on sale of assets..............................       (139)       (175)        (957)
    Gain on early extinguishment of debt................        -           -           (465)
    Gains on sale of loans..............................       (698)       (372)         (76)
    Provision for losses on foreclosed property.........        382       1,148        1,616
    Net increase in accrued interest receivable.........        (67)       (165)        (143)
    Net (increase) decrease in other assets.............       (430)        581         (393)
    Net decrease in accrued interest payable............        (89)       (256)        (203)
    Net increase (decrease) in other liabilities........       (459)     (1,837)         580
    Proceeds from sale of loans originated for sale.....     37,917         -            -
    Loans originated for sale...........................    (20,597)        -            -
                                                          ---------    --------     --------
         Net cash provided by operations................     18,514       1,737       (1,212)

Investing Activities:
    Proceeds from loan sales............................        -        25,514        2,542
    Proceeds from maturities of investment securities...     62,929      21,988       15,945
    Proceeds from sales of investment securities........     15,142       9,337        5,858
    Purchase of investment securities...................   (125,170)    (72,707)     (69,367)
    (Increase) decrease in loans (net of loans
      originated for sale)..............................    (11,194)    (21,169)         514
    Recoveries on loans previously charged off..........      1,001       1,615        2,318
    Proceeds from sales of foreclosed property..........      1,437       1,901        4,026
    Capital expenditures................................       (617)       (359)        (395)
    Proceeds from sales of premises and equipment.......          2           8            3
    Other...............................................        -           -          7,538
                                                          ---------    --------     --------
         Net cash used in investing activities..........    (56,470)    (33,872)     (31,018)

Financing Activities:
    Net increase (decrease) in deposits.................    (27,833)     19,144        9,887
    Net increase in securities sold under agreements to
      repurchase........................................     73,656      13,070       19,400
    Net increase (decrease) in other short-term
      borrowings........................................       (269)        739         (286)
    Cash repayment of long-term debt....................        (12)        -           (501)
    Exercised stock options.............................         86          30          -
                                                          ---------    --------     --------
         Net cash provided by financing activities......     45,628      32,983       28,500
Net increase (decrease) in cash and cash equivalents....      7,672         848       (3,730)
Cash and cash equivalents at beginning of year..........     17,818      16,970       20,700
                                                          ---------    --------     --------
         Cash and cash equivalents at end of year.......  $  25,490    $ 17,818     $ 16,970
                                                          =========    ========     ========
Supplemental disclosure of cash paid for interest.......  $   9,839    $ 11,485    $  13,515
                                                          =========    ========    =========
Supplemental disclosure of noncash investing and
 financing activities:
   Additions to other real estate and collateral
     acquired...........................................  $       0    $  1,147    $   1,490
                                                          =========    ========    =========
   Subsequent loans to facilitate the sale of other
     real estate........................................  $     358    $     42    $      96
                                                          =========    ========    =========
   Transfer of investment securities to available for
     sale...............................................  $  43,707
                                                          =========

              The accompanying notes are an integral part of the
                      consolidated financial statements.

                              BancTEXAS Group Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of BancTEXAS Group Inc. and its subsidiaries (BTX) conform to generally accepted accounting principles and the general practices within the banking industry. Those policies that materially affect the determination of financial position, results of operations, and cash flows are summarized below. In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates shown of the consolidated balance sheet and revenues and expenses for the periods. Actual results could differ significantly from those estimates. Changes in economic conditions could impact the determination of material estimates such as the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

CONSOLIDATION

     The consolidated financial statements include the accounts of the parent company and its subsidiaries, all of which are wholly-owned. Certain amounts in prior periods have been reclassified to conform with presentation of the current period. All significant intercompany balances and transactions have been eliminated.

CASH AND DUE FROM BANKS

     The Bank is required to maintain reserve balances with the Federal Reserve Bank. These reserve balances averaged approximately $787,000 in 1993 and $1.4 million in 1992.

MORTGAGE-BACKED AND OTHER INVESTMENT SECURITIES

     In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115").
Statement 115 requires BTX to classify its investments in debt and equity securities into three categories - held to maturity, trading, and available for sale. The classifications BTX utilizes determines the related accounting treatment for each category of investments. Investments classified as available for sale are accounted for at approximate fair value with unrealized gains or losses, net of taxes, excluded from earnings and reported in a separate component of shareholders' equity, and securities held to maturity are accounted for at amortized cost. BTX adopted Statement 115 effective December 31, 1993. The prior years' financial statements have not been restated in accordance with the provisions of the pronouncement. BTX has no securities classified as trading.

     For 1992 investment securities are stated at cost, adjusted for premium amortization or discount accretion computed on the level yield method. Investment securities held for sale are stated at the lower of amortized cost or fair value. Gains or losses realized on the sale of investment securities are determined based upon the adjusted cost of the securities sold using the specific identification method. At December 31, 1992, BancTEXAS Group Inc. had the ability and intent to hold securities held for investment until their maturity.

                              BancTEXAS Group Inc.

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

     All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment using the level yield method. BTX has the ability and intent to hold to maturity its investment securities classified as held to maturity; accordingly, no adjustment has been made for the excess, if any, of amortized cost over market. In determining the investment category classifications, management considers its asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Under certain circumstances (including significant deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), BTX may change the investment security classification. Gain or loss on sale of investments is determined using the specific identification method.

LOANS

     Interest on commercial, real estate, and simple interest installment loans is accrued daily based upon the principal amounts outstanding. Interest on other installment loans is recorded under the sum-of-the-digits (Rule of 78's) method, which approximates the interest method. Loans held for sale are stated at lower of cost or fair value which is estimated based on present values of expected cash flows from amortization and historical prepayment experience using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current entry-value interest rates applicable to each category of such financial instruments. Gains or losses recognized upon the sale of loans are determined on a specific identification basis.

     Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an interest yield adjustment. BTX is generally amortizing these amounts over the expected life of the loans. At December 31, 1993 and 1992, BTX had net deferred loan costs of $233,000 and $110,000, respectively.

     Nonaccrual loans are loans on which accrual of interest income has been discontinued. A loan is placed on nonaccrual when, in the opinion of management, collection of principal or interest is doubtful. Additionally, loans past due 90 days or more with respect to principal or interest are placed on nonaccrual unless they are both well secured and in process of collection. When a loan is placed on nonaccrual status, interest accrued but not received during the current quarterly period is reversed and charged against earnings, and prior period accrued interest is reversed and charged against the allowance for loan losses. Interest subsequently collected, generally is applied to the principal balance outstanding. Restructured loans are loans on which interest has been reduced or deferred because of the financial deterioration of the borrower.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is an amount which in management's judgment is sufficient to absorb losses inherent in the loan portfolio. The allowance for

                              BancTEXAS Group Inc.

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

loan losses is based upon management's review and evaluation of the loan portfolios. Factors considered in the establishment of the allowance for loan losses include management's evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process that is independent of the lending area of the Bank; expectations of future economic conditions and their impact on particular industries and individual borrowers; concentrations of credit; bank's management experience in specific lending areas; and other judgmental factors.

     The allowance for loan losses is based on estimates of potential future losses, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, the effect of the change in estimate is reported in operations in the period in which it becomes known.

FORECLOSED PROPERTY

     At the time collateral for a loan is foreclosed or repossessed, the collateral is transferred to foreclosed property at the lesser of the loan's remaining principal balance or the estimated fair market value of the asset acquired less the estimated costs to sell the assets. Any adjustments at time of foreclosure to record fair value are charged to the allowance for loan losses. The net operating expense attributable to these assets is included in other noninterest expense.

     The carrying value of foreclosed property is evaluated on a continuing basis. Any further declines in value, as determined by management, are reflected in other noninterest expense in the current year's operations by a provision for losses on foreclosed property. Subsequent appreciation of foreclosed property, if any, is not recognized until sale of the related assets.

     Profit from sales of foreclosed property by BTX is recognized in accordance with the provision of FASB's SFAS No. 66, "Accounting of Sales of Real Estate" ("Statement 66"). Losses are recognized as incurred.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation or amortization. Depreciation and amortization are calculated on the straight-line method, based on the estimated useful lives of the assets. Maintenance and repairs that do not extend the useful life of the premises and equipment are charged to expense. The useful lives of premises and equipment are as follows:

           Asset Type                            Useful Life
           ----------                            -----------
      Buildings                                    40 years
      Equipment                                  2-10 years
      Leasehold Improvements          Shorter of assets' life or lease term

                              BancTEXAS Group Inc.

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

INCOME TAXES

     BTX and its subsidiaries file consolidated income tax returns. BTX adopted FASB's SFAS No. 109, "Accounting for Income Taxes" ("Statement 109") effective January 1, 1993, see Note 12, which requires an asset and liability approach for accounting for income taxes rather than the deferred method used in prior years. Deferred income taxes arise from temporary differences between financial and tax bases of certain assets and liabilities. A valuation allowance is established if it is more likely than not that some portion of the deferred tax accounts will not be realized.

EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share is calculated by dividing net income (loss), by the weighted average number of common shares and common stock equivalents outstanding.

STATEMENTS OF CASH FLOWS

     For purposes of the Statement of Cash Flows, cash and cash equivalents include cash and due from banks, time deposits with banks and federal funds sold.

NOTE 2.  CURRENT CAPITAL ENVIRONMENT

     At December 31, 1993, BTX and the Bank met the minimum capital requirements prescribed by federal banking statutes and regulations. Failure of either BTX or the Bank to meet these capital levels may result in the imposition of various regulatory sanctions by the federal banking regulators, including new restrictions contained in federal legislation enacted in December of 1991. The Company continues to seek additional capital from outside sources. It is not clear whether such capital will be available and it is not possible to predict with any degree of certainty whether the terms of a possible capital infusion might have a dilutive effect on the interests of current stockholders.

     Currently, banks and bank holding companies must maintain a minimum of qualifying total capital and core capital to risk- weighted assets of 8% and 4%, respectively, at December 31, 1993. BTX and the Bank must also meet a minimum leverage requirement of capital to total assets of 3% to 5%. The following is a summary of the Bank and BTX's capital ratios at December 31, 1993:

                                                        Bank      BTX
                                                        ----      ---
     Total capital to risk-weighted assets............  8.55%    8.47%
     Core capital to risk-weighted assets.............  7.30%    7.02%
     Capital to total assets (leverage)...............  4.55%    4.27%

NOTE 3.  MERGER WITH FIRST BANK/LAS COLINAS

     The merger of BankTEXAS N.A. and First Bank/Las Colinas on December 31, 1992 qualified as a "pooling of interests" for accounting and financial reporting purposes. Under the pooling of interests method of accounting, the historical

                              BancTEXAS Group Inc.

NOTE 3.  MERGER WITH FIRST BANK/LAS COLINAS - (CONTINUED)

basis of the assets and liabilities of BTX and First Bank/Las Colinas are combined and carried forward at their previously recorded amounts. There were no intercompany transactions between the companies at the time of the merger. In the merger, BancTEXAS Group issued 2.2 million shares of stock to the shareholders of First Bank/Las Colinas based upon an eleven to one exchange ratio.

NOTE 4.  MORTGAGE-BACKED AND OTHER INVESTMENT SECURITIES

     The book values and approximate fair values of mortgage-backed and other investment securities were as follows:

                           Amortized   Unrealized   Unrealized   Approximate
                             Cost         Gain         Loss      Fair Value
                           ---------   ----------   ----------   -----------
                                           (Dollars in Thousands)
DECEMBER 31, 1993:

HELD TO MATURITY
- ----------------

U.S. treasury securities....  $  1,781   $     -      $        7    $    1,774
Mortgage-backed securities..   109,644         -           1,100       108,544
FRB and FHLB stock..........     5,379         -             -           5,379
                              --------   ---------    ----------    ----------
     Total..................  $116,804   $     -      $    1,107    $  115,697
                              ========   =========    ==========    ==========

AVAILABLE FOR SALE
- ------------------

U.S. treasury securities....  $    144   $     -      $      -      $      144
Mortgage-backed securities..    43,630         -              67        43,563
                              --------   ---------    ----------    ----------
     Total..................  $ 43,774   $     -      $       67    $   43,707
                              ========   =========    ==========    ==========

DECEMBER 31, 1992:

HELD TO MATURITY
- ----------------

U.S. treasury securities....  $  2,008   $       2    $      -      $    2,010
Mortgage-backed securities..   106,104         -             175       105,929
FRB stock...................     3,726         -             -           3,726
                              --------   ---------    ----------    ----------
     Total..................  $111,838   $       2    $      175    $  111,665
                              ========   =========    ==========    ==========

HELD FOR SALE
- -------------

Mortgage-backed securities..  $  1,843   $      21    $      -      $    1,864
                              ========   =========    ==========    ==========

     U.S. Treasury securities of $150,000 were restricted under an employment agreement with BTX's chief executive officer. At December 31, 1993, approximately $134 million book value of the investment securities were pledged as collateral for public fund deposits, securities sold under agreements to repurchase or for other purposes required or permitted by law.

                              BancTEXAS Group Inc.

NOTE 4.  MORTGAGE-BACKED AND OTHER INVESTMENT SECURITIES - (CONTINUED)

     BTX adopted SFAS No. 115 effective as of December 31, 1993 which resulted in a decrease of stockholders' equity of $67,000.

     The amortized cost and estimated fair value of debt securities at December 31, 1993, by contractual maturity, are shown below.

                                   Available for Sale       Held to Maturity
                                  --------------------    --------------------
                                  Amortized     Fair      Amortized    Fair
                                     Cost      Value         Cost      Value
                                  ---------  ---------    ---------  ---------
                                              (Dollars in thousands)
U.S. Treasury securities
  due in five years or less.....  $     143  $     144    $   1,781  $   1,774
Mortgage-backed securities......     43,631     43,563      109,644    108,544
Other securities................        -          -          5,026      5,026
                                  ---------  ---------    ---------  ---------
     Total......................  $  43,774  $  43,707    $ 116,451  $ 115,344
                                  =========  =========    =========  =========

     Proceeds from sales of investment securities during 1993, 1992 and 1991 were $15,142,000, $9,337,000 and $5,858,000 respectively. Gross gains realized on these sales were $243,000 in 1993, $103,000 in 1992 and $44,000 in 1991.

NOTE 5.  LOANS AND ALLOWANCE FOR LOAN LOSSES

     The loan portfolio consisted of the following categories:

                                                        December 31,
                                                   ----------------------
                                                      1993         1992
                                                   --------      --------
                                                   (Dollars in thousands)
Commercial.......................................  $  7,653      $ 11,576
Real estate, construction........................     9,072         7,117
Real estate, mortgage............................    18,462        18,646
Installment......................................   137,548       147,598
                                                   --------      --------
                                                    172,735       184,937
Unearned income..................................    (5,003)      (10,242)
                                                   --------      --------
  Loans, net of unearned income..................   167,732       174,695
Allowance for loan losses........................    (2,637)       (3,044)
                                                   --------      --------
     Total loans, net............................  $165,095      $171,651
                                                   ========      ========

                              BancTEXAS Group Inc.

NOTE 5.  LOANS AND ALLOWANCE FOR LOAN LOSSES - (CONTINUED)

     Included in the loan portfolio were $15 million of installment loans and $5.6 million of mortgage loans at December 31, 1993 and $5 million of installment loans at December 31, 1992 that are classified as available for sale. Such loans are stated at the lower of cost or fair value which is estimated based on present values of expected cash flows from amortization and historical prepayment experience using applicable risk-adjusted spreads to the U.S. Treasury curve to approximate current entry-value interest rates applicable to such financial instruments. The determination of value, at the lower of cost or fair value, is made on an individual loan basis.

     In the ordinary course of its business, the Bank makes loans to officers, directors, and their affiliates. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. Loans outstanding to this group of related parties totaled $46,000 and $31,000 at December 31, 1993 and December 31, 1992, respectively. During 1993, $35,000 in new loans were made and repayments totaled $20,000. At December 31, 1993, BTX had no related party loans that were classified as nonaccrual or loans past due 90 days or more.

     In recent years, BTX's lending activities have been primarily concentrated in installment loans to residents of Texas.

     In May 1993, the FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan ("Statement 114"). Statement 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral if collateral dependent. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the loan's contractual terms. The Company will be required to adopt Statement 114 in fiscal year 1995. Management believes that adoption of Statement 114 will not have a material impact on the Company's consolidated financial position or operations.

     Loans on which interest is not being accrued amounted to $622,000 and $1.4 million at December 31, 1993 and 1992, respectively. Nonperforming loans include loans on which interest is not being accrued and loans restructured with respect to interest because of the financial deterioration of the borrower. The loss of income associated with nonperforming loans was as follows:

                                                    Year ended December,
                                              -------------------------------
                                               1993         1992        1991
                                              ------      -------     -------
                                                   (Dollars in thousands)
Income that would have been recorded in
  accordance with original terms............  $   54      $   252     $   565
Less income actually recorded...............      (2)           0         (82)
                                              ------      -------     -------
     Loss of income.........................  $   52      $   252     $   483
                                              ======      =======     =======

                              BancTEXAS Group Inc.

NOTE 5.  LOANS AND ALLOWANCE FOR LOAN LOSSES - (CONTINUED)

     Changes in the allowance for loan losses for 1993, 1992 and 1991 were as follows:

                                                1993       1992       1991
                                              --------   --------   --------
                                                  (Dollars in thousands)
Balance at beginning of year................  $  3,044   $  4,479   $  5,666
Provision for loan losses...................       490        507        934
Charge-offs.................................    (1,898)    (3,557)    (4,492)
Recoveries..................................     1,001      1,615      2,371
                                              --------   --------   --------
  Net charge-offs...........................      (897)    (1,942)    (2,121)
                                              --------   --------   --------
     Balance at end of year.................  $  2,637   $  3,044   $  4,479
                                              ========   ========   ========

NOTE 6.  FORECLOSED PROPERTY AND ALLOWANCE FOR LOSSES ON FORECLOSED PROPERTY

     Foreclosed property at December 31, 1993, 1992 and 1991 was as follows:

                                                       December 31,
                                            ---------------------------------
                                              1993         1992         1991
                                            -------      -------      -------
                                                 (Dollars in thousands)
Foreclosed property.......................  $ 3,271      $ 5,625      $ 7,272
Allowance for losses on foreclosed
  property................................     (100)        (414)        (390)
                                            -------      -------      -------
     Foreclosed property, net.............  $ 3,171      $ 5,211      $ 6,882
                                            =======      =======      =======

     Changes in the allowance for losses on foreclosed property for 1993, 1992 and 1991 were as follows:

                                              1993         1992         1991
                                            -------      -------      -------
                                                 (Dollars in thousands)
Balance at beginning of year..............  $   414      $   390      $   633
Provision for losses......................      382        1,148        1,616
Charge-offs...............................     (696)      (1,124)      (1,859)
                                            -------      -------      -------
     Balance at end of year...............  $   100      $   414      $   390
                                            =======      =======      =======

     Net operating expense of foreclosed property was $166,000 for 1993, compared to $1.1 million for 1992 and $563,000 for 1991. In 1991, one property was sold that generated a profit on sale of $950,000. Net operating expense includes the provision for losses on foreclosed property, gain on the sale of foreclosed assets and other related costs.

                              BancTEXAS Group Inc.

NOTE 7.  PREMISES AND EQUIPMENT

     The following is a summary of premises and equipment at December 31, 1993, 1992 and 1991:

                                                       December 31,
                                            ---------------------------------
                                              1993         1992         1991
                                            -------      -------      -------
                                                 (Dollars in thousands)
Land......................................  $ 2,424      $  2,424     $ 2,424
Buildings.................................   10,670        10,615      10,496
Equipment.................................    4,202         4,335       4,257
Leasehold improvements....................    2,217         2,117       2,104
Less accumulated depreciation
  and amortization........................   (8,175)       (7,947)     (7,179)
                                            -------      --------     -------
     Total................................  $11,338      $ 11,544     $12,102
                                            =======      ========     =======

     Depreciation expense was $822,709, $853,845 and $868,722 for the years 1993, 1992 and 1991, respectively.

NOTE 8.  SHORT-TERM BORROWINGS

     Federal funds purchased and securities sold under repurchase agreements generally represent overnight borrowing transactions. Federal Home Loan Bank Resale Agreements are borrowings with a maturity of less than a year. Mortgage-backed securities of $101 million are pledged as collateral for these repos. Other short-term borrowings consist of: short-term notes to the Federal Reserve Bank for Treasury, Tax and Loan Deposits, and various other borrowings that generally have maturities of less than one year.

     The details for these short-term borrowing categories are presented in the table below.

                                                 1993       1992      1991
                                               -------    -------   --------
                                                  (Dollars in thousands)
Securities Sold under Repurchase Agreements:
  Balance at year-end*......................  $ 95,208    $32,470   $ 19,400
  Average daily balance.....................    51,991     33,866      4,662
  Maximum month-end balance.................    95,208     50,221     19,400
  Average annual interest rate..............      3.50%      4.03%      5.73%
  Weighted average interest rate
    at year-end.............................      3.33%      3.99%      4.90%

Other Short-Term Borrowings:
  Balance at year-end.......................  $  1,096    $ 1,365   $    626
  Average daily balance.....................       819        746        741
  Maximum month-end balance.................     1,227      1,422      1,641
  Average annual interest rate..............      2.93%      2.95%      4.86%
  Weighted average interest rate
    at year-end.............................      2.73%      2.78%      3.96%

____________________
     * 1993 includes $169,000 to a director at a rate of 3.25%, 1992 includes $261,000 to a director at a rate of 4.10% and 1991 includes $1,139,000 to a director at a rate of 4.85%. The rates paid on these repurchase agreements were at market rates.

                              BancTEXAS Group Inc.

NOTE 9.  FHLB LONG-TERM ADVANCES

     Federal Home Loan Bank Long-Term Advances are generally greater than one year in maturity. The details for this long term borrowing are presented in the table below.

                                                 1993       1992
                                               -------    -------
                                             (Dollars in thousands)
          4.29% due 1995..................     $ 3,000    $   -
          4.61% due 1996..................       3,000        -
          4.43% due 1998..................       4,918        -
                                               -------    -------
                                               $10,918    $   -
                                               =======    =======

     Mortgage-backed securities of $12 million are pledged as collateral for these advances.

NOTE 10.  LONG-TERM DEBT

     Long-term debt at December 31, 1993 and 1992 consisted of the following:

                                                    December 31,
                                                -----------------
                                                 1993       1992
                                                ------     ------
                                              (Dollars in thousands)
       9% convertible subordinated
         debentures due 1996................    $1,054     $1,054
       Other due 1992.......................       -           12
                                                ------     ------
            Total long-term debt............    $1,054     $1,066
                                                ======     ======

     At December 31, 1993, CSWI International Finance N.V. (CSWI), a Netherlands Antilles corporation that is a wholly owned subsidiary of BTX, had outstanding approximately $1 million (principal balance) of 9% convertible subordinated debentures due May 15, 1996. During 1991, BTX purchased and retired $939,000 principal amount of the CSWI debentures then outstanding and recognized an extraordinary gain of $465,000 from the early extinguishment of such debt through this transaction. These debentures are guaranteed by BTX and are convertible into common stock of BTX at $406.25 per share (restated for the one-for-50 reverse stock split in 1987). At December 31, 1993, BTX had reserved 2,594 shares of its common stock for conversion of these debentures.

NOTE 11.  STOCKHOLDERS' EQUITY

COMMON STOCK

     The ability of BTX to pay dividends on its common stock is significantly limited. While the payment of dividends by BTX is generally governed by Delaware corporate law, it is also limited by federal laws and regulations setting minimum capital ratios and by a limitation currently imposed by the Federal Reserve Bank of Dallas. In any event, BTX would be dependent on funds paid to it by the Bank in order to make any dividend payments, and the ability of the Bank to pay dividends to the holding company is restricted under the National Bank Act.

                              BancTEXAS Group Inc.

NOTE 11.  STOCKHOLDERS' EQUITY - (CONTINUED)

STOCK OPTIONS

     On April 19, 1990, the Board of Directors of BTX adopted the 1990 Stock Option Plan (1990 Plan). Pursuant to the 1990 Plan, six directors (none of whom are officers or employees of BTX or its subsidiaries) were each granted a stock option to acquire 100,000 shares and 17 officers of BTX and its subsidiaries, who were selected by the Board of Directors, were granted stock options to acquire, in the aggregate, 1,860,000 shares. All of these options, except one covering 25,000 shares at 37.5 cents per share, were issued with a purchase price of 25 cents per share which was 100% of the fair market value of the common stock on the date the options were granted. The 1990 Plan currently provides that no more than 3,000,000 shares of common stock will be available for stock options. One-fourth of each stock option becomes exercisable at the date of the grant and at each anniversary date of the grant. The options expire ten years from the date of the grant. The 1990 Plan was ratified by BTX's stockholders at the 1991 Annual Meeting of Stockholders.

     At December 31, 1993, there were 552,500 shares available for future stock options. Also at that date, BTX had reserved 1,985,500 shares of its common stock for exercise of outstanding options.

     Transactions relating to the 1990 Plan were as follows:

                                            1993                   1992                  1991
                                   --------------------    -------------------    ------------------
                                    Number      Average     Number     Average     Number    Average
                                      of         Option       of        Option       of       Option
                                    Shares       Price      Shares      Price      Shares     Price
                                   --------     -------    --------    -------    --------   -------
STOCK OPTIONS:
  Beginning balance.............. 2,350,000      $ .25    2,467,500     $ .25    2,460,000    $ .25
  Granted........................       -        $ -            -       $ -         25,000    $ .38
  Canceled.......................   (20,000)     $ .25          -       $ -        (17,500)   $ .25
  Exercised......................  (344,500)     $ .25     (117,500)    $ .25          -      $ -
                                  ---------               ---------
  Ending balance................. 1,985,500      $ .25    2,350,000     $ .25    2,467,500    $ .25
                                  =========               =========              =========
Stock Options exercisable
    at December 31............... 1,979,250               1,756,250              1,236,250
                                  =========               =========              =========

WARRANTS

     As part of BTX's 1987 restructuring, BTX issued warrants to purchase common stock to certain commercial banks which were then its senior lenders and to the FDIC. The senior lenders received warrants to purchase 984,943 shares of common stock and the FDIC received warrants to purchase 1,969,885 shares of common stock both at an exercise price of $5.41 per share. At the date of issuance, the warrants were considered to have nominal fair market value, if any. Thus, for financial reporting purposes, no value was assigned to these warrants. These warrants have antidilution protection and substantial registration rights and will expire twenty years after issuance. At December 31, 1993, no common stock has been issued from the exercise of these warrants and management believes these warrants (other than those owned by the FDIC) continue to have little, if any, fair market value.

                              BancTEXAS Group Inc.

NOTE 11.  STOCKHOLDERS' EQUITY - (CONTINUED)

     Pursuant to the FDIC's Order dated October 16, 1990, BTX amended and restated the FDIC warrants. On November 30, 1990, the FDIC and BTX executed an Agreement Concerning Warrants. Pursuant to this agreement, BTX issued warrants to the FDIC, dated November 30, 1990, granting the right to purchase up to an aggregate of 1,970,033 shares of BTX's common stock at a price of five cents per share in exchange for those granted under the Company's 1987 restructuring. The 1987 FDIC warrants were canceled. The 1990 warrants cannot be exercised before October 16, 1995 and will expire, if not previously exercised, on July 17, 2007. The 1990 warrants are protected by antidilution provisions relating both to number of shares and the exercise price. BTX has reserved 2,954,976 shares of its common stock, equal to the aggregate amount of all warrants outstanding.

NOTE 12.  FEDERAL INCOME TAXES

     For federal income tax purposes, at December 31, 1993, BTX had net operating loss carryforwards of approximately $65 million. The net operating loss carryforwards expire as follows:

                   Year ending December 31,          Tax NOL
                   ------------------------          -------
                                              (Dollars in Millions)
                   1994......................         $ 20
                   1995......................            5
                   1996......................            2
                   1997......................          -
                   1998-2008.................           38
                                                      ----
                                                      $ 65
                                                      ====

     At December 31, 1993, BTX had investment tax credit carryforwards of approximately $412 thousand, which will be available in the future to offset taxes otherwise payable. The investment tax credit carryforwards expire between 1996 and 2001. Investment tax credit carryforwards have been reduced in accordance with the provisions of the Tax Reform Act of 1986.

     Income tax expense in 1993, 1992, and 1991 varies from that calculated using the statutory rate due to the provision of the alternative minimum tax for federal income tax purposes and for 1993 and 1992 the utilization of a net operating loss carryforward from prior years.

     BTX adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective January 1, 1993. BTX recorded no change in income for the twelve months ended December 31, 1993 to adjust for the cumulative effect of adopting SFAS No. 109 as of January 1, 1993.

                              BancTEXAS Group Inc.

NOTE 12.  FEDERAL INCOME TAXES - (CONTINUED)

     Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, (b) net operating loss carryforwards, and (c) tax credit carryforwards. The cumulative tax effect at the statutory rate of 34% of significant items comprising BTX's net deferred tax accounts as of December 31, 1993 is as follows:

                                           December 31, 1993   January 1, 1993
                                           -----------------   ---------------
DEFERRED TAX LIABILITIES:

Differences between book and tax basis
  of property.............................    $  1,401,000        $  1,381,000
Other.....................................         393,000             258,000
                                              ------------        ------------
     Total................................    $  1,794,000        $  1,639,000


DEFERRED TAX ASSETS:

Loan loss reserves........................    $    562,000        $    473,000
Other real estate reserves................       7,644,000           7,780,000
Other.....................................         613,000             905,000
Tax credit carryforwards..................         140,000             136,000
Net operating loss carryforwards..........      31,125,000          34,539,000
                                              ------------        ------------
     Subtotal.............................    $ 40,084,000        $ 43,833,000
Valuation allowance.......................      38,290,000          42,194,000
                                              ------------        ------------
       Total................................  $  1,794,000        $  1,639,000
                                              ------------        ------------

Net deferred tax accounts.................    $        -          $        -
                                              ============        ============

There was a $3.9 million decrease in the valuation allowance and no provision for income tax expense (benefit) for the year ended December 31, 1993 primarily due to the utilization and expiration of net operating loss carryforwards.

                              BancTEXAS Group Inc.

NOTE 13.  EMPLOYEE BENEFIT PLANS

PENSION PLAN

     BTX has a noncontributory defined benefit pension plan covering substantially all officers and employees. Under the plan, retirement benefits are primarily a function of both the years of service and the highest five-year average salary during the last ten years of service. BTX's policy is to fund the net periodic pension cost, but not less than the minimum required nor greater than the maximum deductible contribution determined in accordance with applicable income tax regulations. BTX will make a contribution of $267,815 for the plan year 1993 and made contributions of $39,961 and $0 for the plan years 1992 and 1991, respectively. Contributions to the plan are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

     The following table shows the plan's funded status as follows:

                                                               January 1,
                                                          -------------------
                                                            1993        1992
                                                          -------     -------
                                                        (Dollars in thousands)
Actuarial present value of benefit obligations:
  Vested benefits.......................................  $ 7,665     $ 6,698
  Nonvested benefits....................................      174         221
                                                          -------     -------
  Accumulated benefit obligation........................    7,839       6,919
Effect of projected future compensation levels..........      752         663
                                                          -------     -------
Projected benefit obligation............................    8,591       7,582
Plan assets at fair value...............................    7,981       7,549
                                                          -------     -------
Projected benefit obligation in excess of plan assets...      610          33
Unrecognized net loss from past experience different
  from that assumed and effects of changes
  in assumptions........................................   (1,783)     (1,411)
Unrecognized transition asset being amortized
  over 11 years.........................................      815       1,019
                                                          -------     -------
     Prepaid pension cost...............................  $  (358)    $  (359)
                                                          =======     =======

                              BancTEXAS Group Inc.

NOTE 13.  EMPLOYEE BENEFIT PLANS - (CONTINUED)

     Net periodic pension cost for the years ended December 31, 1993 and 1992, included the following:

                                                             Year ended
                                                          -----------------
                                                           1993        1992
                                                          -----       -----
                                                        (Dollars in thousands)
Service cost - benefits earned during the period........  $ 262       $ 241
Interest cost on projected benefit obligation...........    563         562
Actual return on assets.................................   (832)       (388)
Net amortization and deferral...........................     47        (494)
                                                          -----       -----
     Net periodic pension (income) cost.................  $  40       $ (79)
                                                          =====       =====

     The weighted average assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 7.75% on January 1, 1993 and 8.0% on January 1, 1992. The projected rate of increase in future salary levels was 4.5% in 1993 and 5.0% in 1992. The expected long-term rate of return on assets used in determining the net pension cost was 8.5% for 1993 and 9.5% in 1992. The plan assets consist of money market funds, bank managed common trust funds and corporate securities.

EMPLOYEES 401(K) PLAN

     In March 1991, the Company established the BancTEXAS Employees 401(k) Plan (401(k) Plan). The purpose of the 401(k) Plan is to aid eligible employees to accumulate capital for their future economic security, to encourage eligible employees to remain in the service of the Company, and to provide an additional incentive for employee performance on behalf on the Company. The 401(k) Plan is intended to constitute a qualified cash or deferred profit sharing plan within the meaning of Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan is administered by a committee appointed by the Board of Directors of the Company. The assets of the 401(k) Plan are held by a trust and managed by a trustee pursuant to a trust agreement. The current trustee is NationsBank of Texas, N.A.

     The Company matches 10% to 20% of employee contributions up to 5% of the employee's salary. Contributions by participating employees pursuant to the terms of the 401(k) Plan are automatically fully vested and nonforfeitable. Funds contributed to the 401(k) Plan by the Company for the account of a participating employee become vested and nonforfeitable after the employee has completed five years of service with the Company.

     As of December 31, 1993, there were 136 employees of the Company who were eligible to participate in the 401(k) Plan, of which 96 were participating in the 401(k) Plan. The company accrued $24,000 for its contribution to the 401(k) Plan for 1993 and $24,000 for 1992.

                              BancTEXAS Group Inc.

NOTE 13.  EMPLOYEE BENEFIT PLANS - (CONTINUED)

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Effective January 1, 1993, BTX Adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires BTX to accrue the estimated cost of retiree benefit payments during the years the employee provides services. BTX previously expensed the cost of these benefits, which are principally health care, as claims were incurred. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of the adoption or the amortization of the obligation over a period of up to twenty years. BTX has elected to recognize this obligation of approximately $1.6 million over a period of twenty years. BTX's cash flows are not affected by implementation of this Statement, but implementation decreased income from continuing operations for the year ended December 31, 1993 by $99,000.

     BTX provides certain health care and life insurance benefits for substantially all of its retired employees. In 1993 and 1992, BTX recognized $120,000 and $168,000, respectively, as an expense for postretirement health care and life insurance benefits. The following table sets forth the health care plan's funded status at December 31, 1993.

Accumulated postretirement benefit obligation:

     Retirees............................................. $   921
     Fully eligible plan participants.....................     211
     Other active plan participants.......................     490
                                                           -------
                                                             1,622
     Fair value of plan assets............................       0
                                                           -------
     Accumulated postretirement benefit obligations
       in excess of plan assets...........................   1,622
     Unrecognized prior service cost......................    (100)
     Unrecognized net loss................................    (161)
     Unrecognized transition obligation...................  (1,262)
                                                           -------
          Accrued postretirement benefit cost............. $    99
                                                           =======

Net postretirement benefit cost for the twelve months ended December 31, 1993 consisted of the following components:

     Service cost - benefits earned during the period..... $    46
     Interest cost on accumulated postretirement benefit
       obligation.........................................     106
     Amortization of transition obligation................      67
                                                           -------
          Total net postretirement benefit cost........... $   219
                                                           =======

                              BancTEXAS Group Inc.

NOTE 13.  EMPLOYEE BENEFIT PLANS - (CONTINUED)

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of January 1, 1993 was 12% decreasing linearly each successive year until it reaches 5.5% in 2010, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of January 1, 1993 and net postretirement health care cost by approximately 9%. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7%.

NOTE 14.  DIRECTOR BENEFIT PLANS

STOCK BONUS PLAN

     Effective June 17, 1993, BTX adopted the 1993 Directors' Stock Bonus Plan which provides for annual grants of Common Stock to the non-employee ("outside") directors of BTX. The principal purpose of the Plan is to utilize the company's Common Stock to further align the interests of outside directors with the interests of BTX's stockholders, to provide such directors with additional incentives to remain in the service of BTX and to contribute to a reasonable and competitive compensation package without the need for additional cash expenditures by BTX. As of June 30, 1993, the directors were vested one year in the Plan and an expense of $67,000 was recorded reflecting the market value of 37,500 shares at the time of shareholder approval of the Plan.

     The Plan will be self-operative, and the timing, amounts, recipients and terms of individual grants will be determined automatically. On July 1 of each year, each outside director will automatically receive a grant of 7,500 shares of BTX Common Stock. While the value of each grant will depend upon future developments which may influence the market value of BTX's Common Stock, the overall effect of the Plan over time is expected to provide a long-term reward to the outside directors with a value directly tied to the return realizable by BTX stockholders as a group. Future grants under the Plan would apply equally to current directors and to any individual who becomes a director of BTX in the future. The maximum number of Plan shares that may be issued shall not exceed 250,000 shares. The Plan will expire on July 1, 2001.

                              BancTEXAS Group Inc.

NOTE 14.  DIRECTOR BENEFIT PLANS - (CONTINUED)

DIRECTORS' RETIREMENT PLAN

     BTX adopted a Directors' Retirement Plan in 1993. Under the Plan, retirement benefits are primarily a function of years of service.

     The following table shows the plan's funded status at December 31, 1993:

                                                        (Dollars in thousands)
Actuarial present value of benefit obligations:
  Vested benefits.......................................        $ 198
  Nonvested benefits....................................            0
                                                                -----
  Accumulated benefit obligation........................          198
Effect of projected future compensation levels..........            0
                                                                -----
Projected benefit obligation............................          198
Plan assets at fair value...............................            0
                                                                -----
Plan assets in deficit of projected benefit obligation..          198
Unrecognized net loss from past experience different
  from that assumed and effects of changes in
  assumptions...........................................          (12)
Unrecognized prior service cost.........................         (128)
                                                                -----
     Accrued pension cost...............................        $  58
                                                                =====

     Net periodic pension cost for the twelve months ended December 31, 1993 included the following:

                                                        (Dollars in thousands)
Service cost - benefits earned during the period.........        $ 29
Interest cost on projected benefit obligation............          11
Actual return on assets..................................           0
Net amortization and deferral............................          18
                                                                 ----
     Net periodic pension cost...........................        $ 58
                                                                 ====

     The weighted average assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 7%.

                              BancTEXAS Group Inc.

NOTE 15.  COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     Total rental expense on operating leases was $397,000 for 1993, $440,000 for 1992 and $433,000 for 1991. Certain leases contain renewal options and escalation clauses. The expected minimum future rental payments for noncancelable operating leases with initial or remaining terms in excess of one year are approximately as follows:

     Year ending December 31,             Premises       Equipment
     ------------------------             --------       ---------
                                           (Dollars in thousands)
     1994..............................    $  392          $ 107
     1995..............................       297             14
     1996..............................       298             11
     1997..............................       247              8
     1998..............................       102              1
     1999..............................        42            -
     2000..............................        28            -
                                           ------          -----
                                           $1,406          $ 141
                                           ======          =====

     BTX has a data processing services agreement with an unaffiliated third party that expires on May 31, 1996. Under the terms of the agreement, the basic monthly fee is $40,000 per month plus additional charges for ATM processing and program support. The base fee is subject to semiannual cost of living adjustments throughout the term of the contract.

     The Company owns its banking facility located at 321 North Central Expressway in the City of McKinney, Texas. The building is 51,216 square feet, 10,751 square feet of which is occupied by the Bank and the remainder is leased to unrelated parties. The following is the expected future rental income for noncancellable operating leases with initial or remaining terms in excess of one year are approximately as follows:

     Year ending December 31,                  Tenant Income
     ------------------------                  -------------
                                           (Dollars in thousands)
     1994..............................            $  277
     1995..............................               200
     1996..............................                50
     1997..............................                14
                                                   ------
                                                   $  541
                                                   ======

                              BancTEXAS Group Inc.

NOTE 15.  COMMITMENTS AND CONTINGENCIES - (CONTINUED)

LOAN COMMITMENTS

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company has considered risk exposure arising from letters of credit and unfunded commitments to extend credit and losses are accrued if necessary.

     Commitments to extend credit at December 31 are as follows:

                                          1993          1992
                                         -------       -------
                                        (Dollars in thousands)
     Credit card commitments...........  $ 2,117       $ 2,361
     Other loan commitments............   10,751         9,528
     Standby letters of credit.........      217           110

     Credit card and other loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, income-producing commercial properties and single family residential properties. Collateral is generally required except for consumer credit card commitments.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The letters of credit are primarily issued to support private borrowing arrangements and commercial transactions. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds marketable securities, certificates of deposit, inventory or other assets as collateral supporting those commitments for which collateral is deemed necessary as the commitments are issued. Collateral values generally exceed the amounts advanced under the commitments.

                              BancTEXAS Group Inc.

NOTE 16.  LITIGATION

     In 1986, 22 buyers of BTX common stock in a private placement completed in 1984, wherein 2 million shares were sold for $8,250,000, filed a lawsuit against BTX and its former Chief Executive Officer in the U.S. District Court in Dallas. The plaintiffs alleged that the defendants violated Section 10(b) of the Securities Exchange Act of 1934 in connection with the private placement. The plaintiffs also alleged that the acts of the defendants constituted common law fraud, a breach of the representations and warranties of the stock purchase agreement pursuant to which the private placement was effected, and a breach of the registration rights provisions of the stock purchase agreement. Rescission of the plaintiff's investment and unspecified monetary damages, including punitive damages and attorneys' fees, was sought.

     Prior to 1993, BTX settled with all of the plaintiffs, except nine, upon terms favorable to BTX. A jury trial with the remaining nine plaintiffs was scheduled to begin in November of 1993. After court ordered mediation, the parties agreed to a settlement whereby all of the plaintiffs' claims including $2.3 million of damages plus interest and attorneys fees were compromised by BTX's agreement to issue 400,000 shares of its common stock to the plaintiffs and their attorneys and deliver to each of two of the plaintiffs an unsecured promissory note which they had executed in 1984 when they borrowed funds from another bank. Due to the current financial condition of these two plaintiffs, the value of these notes was problematic and BTX was able to acquire the notes at a deep discount (paying $51,562 for promissory notes having a face value of $515,625). The shares of common stock will be registered with the Securities and Exchange Commission; half will be immediately saleable and half will be restricted as to resale for six months.

     The total cost to BTX of this settlement was $592,000 which has been recorded as a charge against 1993's earnings. The issuance of this stock will result in a dilution of approximately two percent for BTX's stockholders but will not have an adverse affect upon capital levels.

     There are several other claims and legal actions pending against BTX and/or the Bank with regard to matters arising out of the conduct of their businesses. It is the opinion of management, in consultation with legal counsel, that the ultimate liability, if any, resulting from such claims and legal actions will not materially affect the financial condition, results of operations or liquidity of BTX or the Bank.

                              BancTEXAS Group Inc.

NOTE 17.  FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by BTX using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts BTX could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                   December 31, 1993       December 31, 1992
                                     (in thousands)          (in thousands)
                                 ---------------------   ---------------------
                                             Estimated               Estimated
                                 Carrying       Fair     Carrying       Fair
                                  Amount       Value      Amount       Value
                                 --------    ---------   --------    ---------
Assets:
  Cash and cash equivalents......$ 11,090    $  11,090   $ 10,418    $  10,418
  Marketable securities.......... 160,225      159,051    113,681      113,529
  Loans.......................... 165,095      168,163    171,651      175,197
  Federal funds sold.............  14,400       14,400      7,400        7,400
  Accrued interest receivable....   1,247        1,247      1,185        1,185

Liabilities:
  Demand deposits................  44,409       44,409     46,646       46,646
  Time deposits.................. 198,488      200,891    224,084      225,861
  Accrued interest payable.......     517          517        606          606
  Securities sold under agreement
    to repurchase and FHLB
    repurchase agreements........  95,208       95,208     32,470       32,470
  FHLB long-term advances........  10,918       10,962        -            -
  Long-term debt.................   1,054        1,180      1,066        1,196

Unfunded Loan Commitments........     -            -          -            -

                              BancTEXAS Group Inc.

NOTE 17.  FINANCIAL INSTRUMENTS - (CONTINUED)

     The fair value of marketable securities is based on prices obtained from independent pricing services. The fair value of loans, time deposits, and other financial instruments is estimated based on present values of expected cash flows from amortization and historical prepayment experience using applicable risk-adjusted spreads to the U.S. Treasury curve for current market rates offered for instruments with similar terms to approximate current entry-value interest rates applicable to each category of such financial instruments.

     Cash and cash equivalents, accrued interest receivable, demand deposits, accrued interest payable, and securities sold under agreement to repurchase are valued at book value which approximates fair value. This valuation is due to the fact that the amounts due or payable consist of maturities less than 30 days or on demand. BTX's unfunded commitments consists primarily of variable rate interim construction commitments and $2.3 million of unfunded credit card commitments. Accordingly, the unfunded commitments estimated fair value is immaterial.

     The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1993 and 1992. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the presentation date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                              BancTEXAS Group Inc.

NOTE 18.  BANCTEXAS GROUP INC. (PARENT COMPANY ONLY)

                            CONDENSED BALANCE SHEETS

                                                          December 31,
                                                   -------------------------
                                                      1993             1992
                                                   --------         --------
                                                    (Dollars in thousands)
                                  ASSETS

Cash.............................................  $   200          $   161
Time deposits with banks.........................      -                443
Mortgage-backed and other securities held to
  maturity at cost (1)...........................      -             14,117
Mortgage-backed and other securities available
  for sale (1)...................................   13,541              -
Loans (net)......................................      198                2
Investment in subsidiaries.......................   16,060           15,814
Other assets.....................................      159              246
                                                   -------          -------
     Total assets................................  $30,158          $30,783
                                                   =======          =======

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to subsidiaries..........................  $ 1,882          $ 1,756
Securities sold under agreement to repurchase....   12,675           13,394
Other liabilities(2).............................      649            1,526
                                                   -------          -------
     Total liabilities...........................   15,206           16,676
Stockholders' equity.............................   14,952           14,107
                                                   -------          -------
     Total liabilities and stockholders' equity..  $30,158          $30,783
                                                   =======          =======

_______________
     (1) Includes $150,000 for 1993 and $500,000 for 1992 of restricted securities relating to the employment contract of the chief executive officer of BTX.
     (2) In 1989, BTX Group accrued for contingent and estimated expenses related to the failure of its former subsidiary (BancTEXAS Dallas) for severance costs, litigation and related legal expenditures. At year-end 1989, accrued liabilities for these estimated expenditures were $8.5 million.

     BTX Group evaluates its contingent liabilities and estimated expenditures for litigation on an interim and annual basis. At December 31, 1992, the accrued liabilities for these estimated expenditures was $1,514,000. Accruals that were no longer necessary amounting to $590,000 and $804,000 for 1992 and 1993, respectively were reversed. At year-end 1993, BTX's remaining accruals for estimated contingent liabilities and estimated expenses were $649,000.

                              BancTEXAS Group Inc.

NOTE 18.  BANCTEXAS GROUP INC. (PARENT COMPANY ONLY) - (CONTINUED)

                       CONDENSED STATEMENTS OF OPERATIONS

                                                Year ended December 31,
                                             -----------------------------
                                               1993       1992      1991
                                             --------   --------  --------
                                                 (Dollars in thousands)
Income:
  Interest.................................  $    684   $   442  $     218
  Securities gains.........................        15         0          2
  Other....................................       (40)       40        -
                                             --------   -------   --------
                                                  659       482        220
                                             --------   -------   --------
Expense:
  Interest.................................       601       386        163
  Provision for (reversal of) loan losses..       -         (25)      (100)
  Reversal of officers severance...........       -        (600)       -
  Litigation settlement expense............       592       -          -
  Reversal of estimated costs of former
    subsidiary.............................      (804)     (590)       -
  Other....................................       220       183        997
                                             --------   -------   --------
                                                  609      (646)     1,060
                                             --------   -------   --------
      Income (loss) before taxes...........        50     1,128       (840)
Income tax expense.........................       -         384        -
                                             --------   -------   --------
      Income (loss) before equity in
        undistributed income (loss) of
        subsidiaries and extraordinary item        50       744       (840)
Equity in undistributed income (loss) of
  subsidiaries.............................       169       (64)    (2,664)
                                             --------   -------   --------
      Income (loss) before extraordinary
        item...............................       219       680     (3,504)
Extraordinary items:
  Gain on early extinguishment of debt.....       -         -          465
  Tax benefit from net operating loss
    carryforward...........................       -         384        -
                                             --------   -------   --------
      Net income (loss)....................  $    219   $ 1,064   $ (3,039)
                                             ========   =======   ========

                              BancTEXAS Group Inc.

NOTE 18.  BANCTEXAS GROUP INC. (PARENT COMPANY ONLY) - (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                 Year ended December 31,
                                                           ---------------------------------
                                                              1993        1992        1991
                                                           ---------   ---------   ---------
                                                                (Dollars in thousands)
Operating Activities:
  Net income (loss)....................................... $     219   $   1,064    $ (3,039)
  Adjustments to reconcile net income (loss) to net cash
   provided by used in operating activities:
    Reversal of loan losses...............................       -           (25)       (100)
    Depreciation, amortization and (accretion), net.......        67          16         (18)
    Stock compensation and litigation settlement..........       607         -           -
    Gain on sale of assets................................       -           -           (90)
    Gain on sale of securities............................       (15)        -            (2)
    Gain on early extinguishment of debt..................       -           -          (465)
    Provision for losses on other real estate and
      collateral acquired.................................      (252)         60         300
    Net increase (decrease) in payables to subsidiaries...        89           2         (73)
    Equity in undistributed loss (income) of
      subsidiaries........................................      (169)         64       2,664
    Net decrease in other assets..........................        43           3         182
    Net increase (decrease) in other liabilities..........      (828)     (1,326)        611
    Other, net............................................       (65)        -           -
                                                           ---------    --------    --------
         Net cash used in operations......................      (304)       (142)        (30)

Investing Activities:
    Purchase of investment securities.....................    (3,612)    (16,511)     (1,382)
    Proceeds from maturity of investment securities.......     3,020       3,566         458
    Proceeds from sales of investment securities..........     1,037         -           866
    Net decrease in total loans...........................        43          36
    Recoveries of loans previously charged off............         4           8          27
    Proceeds from sales of other real estate and
      collateral acquired.................................        27           1          98
    Proceeds from sales of premises & equipment...........        26         -           -
    Capital contributions to subsidiaries.................       -           -        (2,924)
                                                           ---------    --------    --------
         Net cash provided by (used in) investing
           activities.....................................       545     (12,900)       (278)

Financing Activities:
    Exercised stock options...............................        86          30         -
    Cash repayment of long-term debt......................       (12)        -           (27)
    Net increase (decrease) in federal funds purchased and
      securities sold under agreement to repurchase.......      (719)     13,394         -
                                                           ---------   ---------    --------
Net cash provided by (used in) financial activities.......      (645)     13,424         (27)

Net increase (decrease) in cash and cash equivalents......      (404)        382        (335)
Cash and cash equivalents at beginning of year............       604         222         557
                                                           ---------    --------    --------
         Cash and cash equivalents at end of year......... $     200    $    604    $    222
                                                           =========    ========    ========

Supplemental disclosure of cash paid for interest......... $     564    $    301    $     34
                                                           =========    ========    ========
Supplemental disclosure of noncash investing and financing
  activities:
    Transfer of investment securities to available for
      sale................................................ $  13,541
                                                           =========

     The primary sources of funds for BTX Parent are the dividends paid to it by its subsidiaries, management fees, proceeds of equity offerings, debt offerings, and the proceeds from sales of assets. Various provisions of Delaware law, federal law and regulation place certain restrictions on the payment of dividends by BTX and the payment of dividends and management fees by the Bank.

                              BancTEXAS Group Inc.

          QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS - Unaudited


                                                1993                              1992
                           --------------------------------------    -------------------------------------
                              4th       3rd       2nd       1st        4th       3rd       2nd       1st
                            Quarter   Quarter   Quarter   Quarter    Quarter   Quarter   Quarter   Quarter
                            -------   -------   -------   -------    -------   -------   -------   -------
                                                 (In thousands, except per share)
Interest income...........  $ 5,324   $ 5,325   $ 5,565   $ 5,752    $ 6,005   $ 6,158   $ 6,393   $ 6,179
Interest expense..........    2,565     2,424     2,356     2,405      2,565     2,754     2,957     2,954
                            -------   -------   -------   -------    -------   -------   -------   -------
   Net interest income....    2,759     2,901     3,209     3,347      3,440     3,404     3,436     3,225
Provision for loan losses.      160       100        90       140        265        (8)       60       190
                            -------   -------   -------   -------    -------   -------   -------   -------
  Net interest income
  after provision for
  loan losses.............    2,599     2,801     3,119     3,207      3,175     3,412     3,376     3,035
Noninterest income:
 Securities gains (losses)       59       147       -          37        (22)       53       -          72
 Other....................      790       762       660       613        688       645       664       528
                            -------  --------   -------   -------    -------   -------   -------   -------
   Total noninterest
   income.................      849       909       660       650        666       698       664       600
Noninterest expense.......    4,170     3,406     3,453     3,546      3,712     3,600     3,735     3,513
Income tax expense........      -         -         -         -           44       173       104        43
                            -------  --------   -------   -------    -------   -------   -------   -------
  Gain (loss) from
  operations..............     (722)      304       326       311         85       337       201        79
Extraordinary items.......      -         -         -         -           44       173       104        41
                            -------  --------   -------   -------    -------   -------   -------   -------
Net income (loss).........  $  (722) $    304   $   326   $   311    $   129   $   510   $   305   $   120
                            =======  ========   =======   =======    =======   =======   =======   =======


PER SHARE
Gain (loss) from
  operations..............  $  (.03) $    .01   $   .01   $   .01    $   .01   $   .01   $   .01   $   -
Extraordinary items.......      -         -         -         -          .01       .01       -         -
                            -------  --------   -------   -------    -------   -------   -------   -------
Net gain (loss)...........  $  (.03) $    .01   $   .01   $   .01    $   .02   $   .02   $   .01   $   -
                            =======  ========   =======   =======    =======   =======   =======   =======
Weighted average common
  shares and common share
  equivalent outstanding..   23,314    23,379    23,214    23,243     23,084    23,159    23,192    23,011
                            =======  ========   =======   =======    =======   =======   =======   =======

     Pages 61 through 87 of BTX's 1993 Annual Report to Stockholders have been omitted from this exhibit as such pages consist of the Form 10-K.





                                    61 - 87

                              BancTEXAS Group Inc.

                                   MANAGEMENT


DIRECTORS

     RICHARD L. BROWN - President and Chief Executive Officer of Houston General Insurance Group Inc., headquartered in Fort Worth, Texas.


     NATHAN C. COLLINS - Chairman of the Board, President and Chief Executive Officer of BancTEXAS Group Inc., Dallas, Texas.


     CHARLES A. CROCCO, JR. - Partner in the law firm of Lunney, Crocco, DeMaio & Camardella, P.C., New York, New York.


     JOSEPH J. LESZCZYNSKI - Chairman of the Board of T.E.L. Associates, Inc., a management consulting firm; former Chairman of the Board and Chief Executive Officer of Optic Electronic Corporation, a manufacturer of night vision devices in Dallas, Texas.


     THOMAS A. STANZEL - A private investor, Dallas, Texas.


     EDWARD T. STORY, JR. - President and Chief Executive Officer of SOCO International, Inc., an international oil and gas exploration and production company headquartered in Houston, Texas.


OFFICERS

     Nathan C. Collins - Chairman of the Board, President and Chief Executive Officer


     Richard H. Braucher - Senior Vice President, General Counsel and Secretary


     D. Kert Moore - Senior Vice President, Treasurer and Chief Financial
     Officer

SENIOR OFFICERS OF BANKTEXAS N.A.



     Nathan C. Collins - Chairman of the Board, President and Chief Executive Officer



     David F. Weaver - Regional President - South



     Allen R. Sanderson - Regional President - North



     Kathryn Aderman - Vice President - Administration and Director of Human Resources



     Richard H. Braucher - Senior Vice President, General Counsel and Secretary



     Jerry V. Garrett - Senior Vice President - Consumer Lending



     Patrick H. Hazelip - Vice President and General Auditor



     Dennis J. Lewis - Senior Vice President - Loan Operations



     D. Kert Moore - Senior Vice President, Cashier and Chief Financial Officer



     James W. Parmley - Vice President and Manager of Dealer Finance



     John G. Sprengle - Senior Vice President and Chief Credit Officer



     Roger M. Storkamp - Senior Vice President, Loan Review

                              BancTEXAS Group Inc.

                             CORPORATE INFORMATION

FORM 10-K

BTX'S ANNUAL REPORT ON FORM 10-K, INCLUDING FINANCIAL STATEMENTS BUT WITHOUT EXHIBITS, IS INCLUDED IN THIS ANNUAL REPORT TO STOCKHOLDERS. ADDITIONAL COPIES ARE AVAILABLE ON REQUEST FROM D. KERT MOORE, TREASURER AND CHIEF FINANCIAL OFFICER, BANCTEXAS GROUP INC., P.O. BOX 802527, DALLAS, TEXAS 75380-2527.

COMMON STOCK

The common stock of BancTEXAS Group Inc. is traded on the New York Stock Exchange with the ticker symbol "BTX" and is frequently reported in newspapers of general circulation with the symbol "BanTex" and in the Wall Street Journal with the symbol "BTX."

COMMON STOCK TRANSFER AGENT AND REGISTRAR

Chemical Bank
Securityholder Relations Department
450 West 33rd Street, 8th Floor
New York, New York  10001
Telephone:  1-800-635-9270

INFORMATION

For information concerning BancTEXAS Group Inc. contact:

D. Kert Moore                             Stockholder Relations Department
Treasurer and                             Telephone:  214/701-4704
  Chief Financial Officer
P. O. Box 802527
Dallas, Texas  75380-2527
Telephone:  214/342-5212