Form 10-K405, Exhibit 13
BANCTEXAS GROUP INC
filed 1995-03-30
CIK 310979

                                        1994

                                   ANNUAL  REPORT




                                BANCTEXAS GROUP INC.

                         TABLE OF CONTENTS


                                                                  Page
                                                                  ----

Letter to Stockholders                                              1

Selected Consolidated and Other Financial Data                      3

Management's Discussion and Analysis of Financial Condition
      and Results of Operations                                     4

Management's Report                                                23

Independent Auditors' Report                                       24

Financial Statements:
      Consolidated Balance Sheets                                  25
      Consolidated Statements of Operations                        27
      Consolidated Statements of Changes in Stockholders' Equity   28
      Consolidated Statements of Cash Flows                        29
      Notes to Consolidated Financial Statements                   30

Quarterly Consolidated Statements of Operations                    58

Management                                                         59

Corporate Information                                              60

                       BANCTEXAS GROUP INC.



To our shareholders, customers and friends:

 Initially, 1994 appeared to be a disappointment to BancTEXAS and its shareholders. Clearly, the net loss of $905,000, or $.02 per share, when compared with net income of $219,000, or $.01 per share for 1993, was not desirable. Asset quality continued to improve throughout 1994, with nonperforming assets representing only .61% of total assets at December 31, 1994, compared to 1.25% at December 31, 1993. This stellar asset quality did not translate into improved income, as the Company's net interest margin declined from 3.94% in 1993 to 3.46% in 1994. Furthermore, substantial nonrecurring charges caused noninterest expenses to be abnormally high. However, underlying the financial statements are significant changes in BancTEXAS which suggest a much brighter future is ahead.

 Recognizing the need to establish a solid base upon which to build the future of BancTEXAS, management and the Board of Directors focused its efforts in 1994 on three objectives: (a) to increase the capital position to allow meaningful growth, either internally or through acquisitions; (b) to redirect the organizational structure, internal systems and corporate psychology to enable BancTEXAS to significantly reduce its overhead; and (c) to realign the asset/liability structure of the Company to provide a level of control over interest rate risk commensurate with that achieved over credit risk. Looking back at these objectives at year end, each has either been completed, or is well under way.

 The most prominent event of 1994 was the private placement of $30 million of Class B common stock, which was completed in August. This was significant not only because it required the approval of the shareholders at the Annual Meeting and it established a capital position substantially in excess of all regulatory requirements, but also because it created the opportunity to aggressively address the other objectives.

 Concurrent with the private placement, the Company initiated another review of its cost structure recognizing that new economies might now be available through the services offered by a larger organization. Of particular concern were its various benefits plans, which had become extremely expensive to the Company. After thorough consideration, management and the Board determined that it was no longer economically feasible to continue the accumulation of benefits under its defined benefits pension plan or to continue to offer Company contributions to its post retirement medical benefits plan. At the same time, it was recognized that given this decision, it was also not reasonable to continue to amortize the unfunded cost of the accumulated benefits under these plans into the future. Therefore, the Company recorded a one-time accrual of $1.7 million to reflect these obligations.

 Since today's banking environment requires that staffing levels be adjusted to accomplish its overhead objectives, the Company reevaluated its personnel requirements considering the availability of various services and personnel on an "as needed" basis from its new shareholder, First Banks. While this is always a difficult task, the presence of these services provides added flexibility in staffing which was not previously possible. In order to provide for the costs of this process, the Company recorded an accrual of $430,000.

 Once the capital base was in place, management and the Board focused their attention on the asset/liability structure of the Company, particularly its investment portfolio. Unlike the two preceding years, 1994 was a year of rapidly increasing interest rates. In this environment, the strategy of acquiring a substantial portfolio of mortgage-backed securities, a significant portion of which was purchased with borrowed funds, was reevaluated. It was determined that the rate of increase in the cost of the borrowed funds significantly exceeded the related increases in the yield of the investment portfolio, contributing to a declining net interest margin. Faced with the prospect that this margin might become negative on a major portion of the Company's assets, management and the Board decided to dispose of over $113 million of securities, or approximately one-third of the total assets of BancTEXAS. The funds generated by this were used to reduce the related liabilities, as well as to fund the Company's loan growth. Although this resulted in realizing a loss of over $7 million, it was a significant factor in the increase in net interest margin from 3.11% in the second quarter of 1994 to 3.84% in the fourth quarter.

 As a final step in this process, the Company entered into a series of interest rate hedging transactions to mitigate the effects which further interest rate changes might have on its net interest margin. Although in the short-run hedging has the effect of reducing net interest margin, it improves the ability of management to maintain its margin during periods of changing rates.

 In December 1994, BancTEXAS' Board elected to implement another change which is referred to as a "quasi-reorganization". This is an accounting procedure which results in restating the carrying values of the Company's assets and liabilities to their current fair values, and eliminating the deficit which had accumulated over many years in retained earnings. This had no effect on earnings or cash flow, but was the last measure required to "put the past behind us" and begin working together to build the future BancTEXAS organization on a sound base.

 In keeping with its announced intention of acquiring other financial institutions, with the increased capacity afforded by the capital position, management actively continued its pursuit of acquisition candidates, particularly in its primary market areas of Dallas and Houston. After discussing possible combinations with several prospects, it became apparent that the pricing expectations of the selling shareholders exceeded the fair value of their institutions. In light of this development, management and the Board are considering expanding the geographic area of its acquisition criteria to direct its focus toward more productive acquisition efforts.

 Having set in motion all of these activities, the Company's Chairman, Chief Executive Officer and President, Mr. Nathan C. ("Nate") Collins announced his decision in November to retire. Nate joined BancTEXAS after the recapitalization in 1987 and steered the Company through the turbulent times which preceded the failure of BankTEXAS Dallas N. A. in 1990. He then led the rebuilding process to bring BancTEXAS to its present position. Having accomplished this, Nate felt that his task at BancTEXAS was completed. We are sure that you will join the management and Board of Directors of BancTEXAS in expressing our thanks and our best wishes to Nate and his family in his well deserved retirement.


March 17, 1995

                                 James F. Dierberg
                                 Chairman of the Board,
                                 Chief Executive Officer and President




                                 David F. Weaver
                                 Executive Vice President

                             BANCTEXAS GROUP INC.

               Selected Consolidated And Other Financial Data



 The following table presents selected consolidated financial information for BancTEXAS Group Inc. for each of the years in the five-year period ended December 31, 1994.

                                                                      Year ended December 31,
                                                    --------------------------------------------------------
                                                      1994        1993        1992        1991        1990
                                                      ----        ----        ----        ----        ----
                                                                 (dollars expressed in thousands)
Income statement data:
   Interest income                                 $  22,649      21,966      24,735      23,742      29,389
   Interest expense                                   11,072       9,750      11,229      13,226      18,064
   Net interest income                                11,577      12,216      13,506      10,516      11,325
   Provision for possible loan losses                  1,258         490         507         934       1,544
   Income (loss) from operations
     before extraordinary items                         (905)        219         702      (3,504)     (8,489)
   Net income (loss)                                    (905)        219       1,064      (3,039)     27,641

Per share data:
   Income (loss) from operations                        (.02)        .01         .03        (.18)       (.44)
   Net income (loss)                                    (.02)        .01         .05        (.16)       1.44
   Dividends paid                                         nil        nil         nil          nil        nil

Balance sheet data:
   Assets                                            331,790     368,608     322,769     290,817     265,899
   Loans, net of unearned discount                   203,314     167,732     174,695     183,371     192,246
   Allowance for possible loan losses.                 2,756       2,637       3,044       4,479       5,666
   Deposits                                          241,570     242,897     270,730     251,586     242,092
   Long-term debt                                      1,054       1,054       1,066       1,066       2,032
   Stockholders' equity                               39,714      14,952      14,107      13,013      16,055
   Book value per common share                           .68         .75         .73         .68         .84

Financial ratios:
   Return on average assets                              N/A        .07%        .34%         N/A       8.64%
   Return on average equity                              N/A       1.49%       7.90%         N/A         N/A
   Average equity as a percent of
     average assets                                    6.80%       4.40%       4.28%       5.38%     (3.66)%

Asset quality ratios:
   Allowance for possible loan losses
     to total loans                                    1.36%       1.57%       1.74%       2.44%       2.95%
   Allowance for possible loan losses
     to nonperforming loans                          578.99%     185.05%     193.39%     102.66%      93.11%
   Nonperforming assets to total
     assets                                             .61%       1.25%       2.10%       3.87%       6.08%
   Nonperforming assets to loans
     and foreclosed assets                              .99%       2.69%       3.77%       5.91%       7.99%

Other statistics:
   Number of employees (at year end)                     154         164         170         172         200

                              BANCTEXAS GROUP INC.

                    Management's Discussion and Analysis of
               Financial Condition and Results of Operations


GENERAL

 BancTEXAS Group Inc. is a registered bank holding company incorporated in Delaware. At December 31, 1994 BancTEXAS Group Inc. and subsidiaries (BancTEXAS or the Company) had approximately $331.8 million in total assets, $203.3 million in total loans, net of unearned discount, $241.6 million in total deposits and $39.7 million in total stockholders' equity. The Company operates through its subsidiary bank, BankTEXAS N. A. (the Bank).

 Through the Bank's six banking locations in Houston, Dallas, McKinney and Irving, Texas, the Company offers a broad range of commercial and personal banking services, including certificates of deposit, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts and money market accounts. The Bank offers various loan products to its customers, including commercial and industrial, commercial and residential real estate, real estate construction and development, and consumer loans. In addition, the Bank makes available to its customers other financial services, which include automatic teller machines, credit related insurance and safe deposit boxes.

 The Company's management philosophy is to centralize overall corporate policies, procedural and administrative functions and to provide operational support functions for the Bank. Primary responsibility for managing the Bank remains with its officers and directors.

 On August 31, 1994, BancTEXAS issued and sold 37,500,000 shares of Class B common stock (the Class B Stock) in a private placement in exchange for $30 million in cash. This increased the capital of BancTEXAS to levels substantially in excess of regulatory requirements. As a result of this transaction, the purchaser of the Class B Stock, First Banks, Inc. (First Banks) became the owner of approximately 65.05% of the outstanding voting stock of BancTEXAS at August 31, 1994 (see note 2 to the consolidated financial statements).

FINANCIAL CONDITION AND AVERAGE BALANCES

 The Company's average total assets were $363.7 million, $333.6 million and $314.8 million for the years ended December 31, 1994, 1993 and 1992, respectively. The increase in total assets primarily reflected an expansion of the investment portfolio to an average of $141.7 million for the year ended December 31, 1994, compared with $132.6 million and $100.2 million for the years ended December 31, 1993 and 1992, respectively. This was the result of an investment strategy which the Company was following during this period whereby funds were borrowed, principally repurchase agreements and advances from the Federal Home Loan Bank, which were in turn used to purchase securities. Consequently, there was a corresponding increase in average short-term borrowings to $89.7 million for the year ended December 31, 1994 compared with $55.6 million and $34.6 million for the years ended December 31, 1993 and 1992, respectively.

 The loan portfolio, the Company's largest category of earning assets decreased from an average of $183.3 million for the year ended December 31, 1992 to $171.9 million in 1993, and increased to $182.9 million in 1994. BancTEXAS has had a strong presence in automobile financing, primarily on an indirect basis through dealers in Houston and Dallas, Texas. Because of this presence and its expertise in this type of lending, BancTEXAS originated loans in excess of its portfolio capacity. Consequently, the excess loan production was periodically sold to unrelated entities, primarily other financial institutions. In addition, in 1993, the Company began originating for resale FHA Title I home improvement loans. As a result, BancTEXAS sold an aggregate of $55.6 million and $37.9 million of loans during the years ended December 31, 1994 and 1993, respectively. The ability to sell loans in this manner allows BancTEXAS the flexibility of controlling the aggregate level and mix of its loan portfolio, as well as providing a source of noninterest income.

                      BANCTEXAS GROUP INC.

              Management's Discussion and Analysis of
     Financial Condition and Results of Operations (Continued)


 During this period, BancTEXAS was endeavoring to change its deposit structure. Noninterest-bearing demand accounts increased from an average of $38.9 million for the year ended December 31, 1992 to $45.1 million and $49.1 million for the years ended December 31, 1993 and 1994, respectively. This growth provided the Company with an opportunity to reduce its reliance on time deposits of $100,000 and over. These deposits were reduced from an average of $35.1 million, or 13.4% of total deposits in 1992, to $33.0 million, or 12.7% of total deposits in 1993, and $19.9 million, or 8.1% of total deposits in 1994.

 However, in spite of these changes, BancTEXAS experienced a declining net interest income and net interest margin during this period. The following table sets forth certain information relating to the Company's average balance sheet and the related interest income or expense and average interest yield earned and rate paid for the years ended December 31:

                                                         1994                        1993                        1992
                                             --------------------------   --------------------------  ---------------------------
                                                      Interest                     Interest                      Interest
                                             Average  Income/    Average  Average  Income/    Average  Average   Income/    Average
                                             Balance  Expense      Rate   Balance  Expense      Rate   Balance   Expense      Rate
                                             -------  -------      ----   -------  -------      ----   -------   -------      ----
                                                                        (dollars expressed in thousands)
Earning assets:
   Time deposits with banks                 $  5,379      269      5.00% $    825       31      3.76% $    409        15      3.67%
   Investment securities <F2>                141,720    6,965      4.91   132,563    6,650      5.02   100,184     6,367      6.36
   Federal funds sold and securities
     purchased under agreements to
     resell                                    4,817      219      4.55     4,517      133      2.94     7,199       249      3.46
   Loans <F1> <F2>                           182,922   15,196      8.31   171,889   15,152      8.82   183,315    18,104      9.85
                                             -------   ------             -------   ------             -------    ------
     Total earning assets                    334,838   22,649      6.76   309,794   21,966      7.09   291,107    24,735      8.47
                                             -------   ------             -------   ------             -------    ------
Nonearning assets:
   Cash and due from banks                     9,782                        8,253                        7,486
   Premises and equipment                     11,110                       11,452                       11,714
   Other assets                               10,584                        6,977                        8,587
   Allowance for loan losses                  (2,607)                      (2,894)                      (4,094)
                                             -------                      -------                      -------
     Total assets                           $363,707                     $333,582                     $314,800
                                             =======                      =======                      =======
Interest bearing liabilities:
   Interest-bearing demand and
     savings deposits                       $ 83,381    2,195      2.63% $ 88,986    2,268      2.55% $ 92,783     3,020      3.25%
   Time deposits of $100,000
     or more                                  19,918      852      4.28    33,035    1,226      3.71    35,141     1,581      4.49
   Other time deposits                        92,126    4,073      4.42    92,648    4,183      4.51    94,807     5,145      5.41
                                             -------   ------             -------   ------             -------    ------
     Total interest bearing deposits         195,425    7,120      3.64   214,669    7,677      3.58   222,731     9,746      4.38
   Federal funds purchased, short-term
     borrowings and Federal Home
     Loan Bank advances                       89,699    3,857      4.30    55,576    1,978      3.56    34,612     1,388      4.01
   Long-term debt                              1,054       95      9.01     1,055       95      9.00     1,063        95      8.91
                                             -------   ------             -------   ------             -------    ------
     Total interest-bearing liabilities      286,178   11,072      3.87   271,300    9,750      3.59   258,406    11,229      4.33
                                             -------   ------             -------   ------             -------    ------
Noninterest bearing liabilities:
   Demand deposits                            49,125                       45,106                       38,925
   Other liabilities                           3,683                        2,498                        4,000
                                             -------                      -------                      -------
     Total liabilities                       338,986                      318,904                      301,331
Stockholders' equity                          24,721                       14,678                       13,469
                                             -------                      -------                      -------
     Total liabilities and
       stockholders' equity                 $363,707                     $333,582                     $314,800
                                             =======                      =======                      =======
Net interest income                                   $ 11,577                      12,216                        13,506
                                                       =======                      ======                        ======
Interest rate spread                                               2.89                         3.50                          4.14
Net interest margin                                                3.46%                        3.94%                         4.63%
                                                                   ====                         ====                          ====

---------------
<F1> Nonaccrual loans are included in the average loan amounts. Interest on nonaccrual loans is recorded when received.
<F2> BancTEXAS has no tax-exempt income.

                     BANCTEXAS GROUP INC.

          Management's Discussion and Analysis of
  Financial Condition and Results of Operations (Continued)



INTEREST VOLUME AND RATE VARIANCE

 The following table indicates the changes in interest income and expense which are attributable to changes in average volume and changes in average rates when compared with the preceding year. The combined rate/volume variance represents that portion of the change which is not solely attributable to either the change in volume or the change in rate.

                                                1994 Change from 1993                          1993 Change from 1992
                                    ------------------------------------------      ------------------------------------------
                                                          Change Due to:                                 Change Due to:
                                                ------------------------------                  ------------------------------
                                     Total                                Rate/      Total                                Rate/
                                    Change      Volume        Rate       Volume     Change      Volume        Rate       Volume
                                    ------      ------        ----       ------     ------      ------        ----       ------
                                                                 (dollars expressed in thousands)
Earning assets:
   Time deposits with banks         $  238         171          10          57          16          16         -           -
   Investment securities <F2>          315         459        (135)         (9)        283       2,057      (1,341)       (433)
   Federal funds sold and
     securities purchased under
     agreements to resell               86           9          72           5        (116)        (93)        (37)         14
   Loans <F1> <F2>                      44         973        (873)        (56)     (2,952)     (1,128)     (1,945)        121
                                     -----       -----     -------        ----     -------     -------      ------        ----

   Total interest income               683       1,612        (926)         (3)     (2,769)        852      (3,323)       (298)
                                     -----       -----     -------        ----     -------     -------      ------        ----

Interest bearing funds:
   Interest-bearing demand
     and savings deposits              (73)       (148)         79          (4)       (752)       (124)       (655)         27
   Time deposits of $100,000
     or more                          (374)       (487)        187         (74)       (355)        (95)       (277)         17
   Other time deposits                (110)        (23)        (87)         -         (962)       (117)       (865)         20
   Short-term borrowings             1,879       1,214         412         253         590         841        (156)        (95)
   Long-term debt                      -           -           -            -          -            (1)          1          -
                                     -----       -----     -------        ----     -------     -------      ------        ----

   Total interest expense            1,322         556         591         175      (1,479)        504      (1,952)        (31)
                                     -----       -----     -------        ----     -------     -------      ------        ----

   Net interest income              $ (639)      1,056      (1,517)       (178)     (1,290)        348      (1,371)       (267)
                                     =====       =====     =======        ====     =======     =======      ======        ====

---------------
<F1> Nonaccrual loans are included in the average loan amount.  Interest on nonaccrual loans is recorded when received.
<F2> BancTEXAS has no tax-exempt income.

NET INTEREST INCOME

 The primary source of the Company's earnings is its net interest income, which is the difference between the interest earned on assets and the interest paid on liabilities. Net interest income was $11,557,000, or 3.46% of average earning assets for the year ended December 31, 1994, compared with $12,216,000, or 3.94% of average earning assets, and $13,506,000, or 4.63% of average earning assets for the years ended December 31, 1993 and 1992, respectively.

                        BANCTEXAS GROUP INC.

            Management's Discussion and Analysis of
   Financial Condition and Results of Operations (Continued)



 With the general decline in interest rates during 1992 and 1993, the yield on the Company's loan portfolio decreased from 9.85% in 1992 to 8.82% in 1993. Because the Company's loan portfolio consists predominately of automobile loans, which are generally fixed rate loans with relatively short average lives, as new loans were originated they were generally at rates below those of the existing portfolio. In addition, during this time the Company was selling its excess loan originations, primarily from loans which were seasoned six to nine months. Since in a declining rate environment the rates on these loans tended to be somewhat higher than those on newly originated loans, this had the effect of reducing the average portfolio yield at a more rapid rate than would have occurred if loans were not sold.

 In 1994, as interest rates increased, BancTEXAS found that its ability to sell loans had decreased substantially. Furthermore, intense competition for automobile loans, particularly with non-bank entities, caused market rates to increase more slowly than interest rates in general. Consequently, the amounts and rates at which new loans were originated were each less than anticipated. The combination of this trend and the continued repayments of the older loans, which were generally at higher rates, caused the yield on the loan portfolio to continue its decline to 8.31% for the year ended December 31, 1994, compared with 8.82% for the year ended December 31, 1993.

 While the yield on the loan portfolio declined during this period, the Company's cost of interest-bearing deposits, the principal source of funding for the loan portfolio, failed to decrease in tandem. From the average of 4.38% for the year ended December 31, 1992, the cost of interest-bearing deposits declined to 3.58% for the year ended December 31, 1993, or 80 basis points. However, during the same period the decrease in yield of the loan portfolio was 103 basis points. For the year ended December 31, 1994, the cost of interest-bearing liabilities was 3.64%, an increase of six basis points over that of 1993. At the same time, however, the average yield on the loan portfolio decreased 51 basis points, further compressing the net interest margin.

 Realizing the need to provide other sources of generating net interest income, the Company began following an investment strategy in 1992 whereby funds were borrowed, principally as advances and short-term repurchase agreements from the Federal Home Loan Bank, which were invested in mortgage-backed securities.  This generated an incremental spread, thereby enhancing income.  In order to limit the amount of interest rate exposure in this strategy, the majority of the securities acquired had adjustable rates.  All of the adjustable rate securities acquired were based on the Eleventh District Cost of Funds Index
(COFI), which by its nature is an index which generally reacts more slowly to interest rate changes than more frequently used indices.
Consequently, as rates declined in 1992 and 1993, this index decreased more slowly than interest rates generally, causing the spread between these investments and the corresponding cost of funds to widen.  This contributed significantly to the net interest margin for the year.
However, as the interest rate declines slowed in 1993 and rates increased in 1994, this contribution to net interest margin was substantially reduced.  The following is a comparison of the yield earned on the investment portfolio and the cost of short-term borrowings for the years ended December 31:
                                                           Year Ended December 31,
                                                         ---------------------------
                                                         1994       1993        1992
                                                         ----       ----        ----
   Average yield on investments                         4.91%       5.02%       6.36%
   Average cost of short-term borrowings                4.30        3.56        4.01
                                                        ----        ----        ----
   Interest spread                                       .61%       1.46%       2.35%
                                                        ====        ====        ====

                         BANCTEXAS GROUP INC.

             Management's Discussion and Analysis of
    Financial Condition and Results of Operations (Continued)



 Although a substantial portion of the investment portfolio was funded from other sources, this decreasing interest spread on that portion funded from short-term borrowings was a significant factor in the decline in net interest margin during this period. Furthermore, as the securities portfolio increased in amount, the portion of this portfolio which was funded with borrowed funds increased.

 Concerned that further increases in interest rates might cause the interest spread on these securities to become negative, in September 1994, the Company sold $113,852,000 of securities, realizing a loss of $7,055,000, and reducing the amount of borrowed funds. While this had a substantial negative impact on earnings for the year ended December 31, 1994, it contributed to an increase in the net interest income for the fourth quarter, which was $3,130,000, compared with $2,854,000 for the third quarter of 1994. Similarly, net interest margin increased to 3.84% for the fourth quarter of 1994, compared with 3.23% for the third quarter of 1994.

COMPARISON OF RESULTS OF OPERATIONS FOR 1994 AND 1993

 Net loss for the year ended December 31, 1994 was $905,000, compared with net income of $219,000 for the year ended December 31, 1993. The results of operations for 1994 were significantly affected by the decline in net interest income to $11,557,000 compared with $12,216,000 for 1993, as well as the net loss on sales of investment securities of $7,007,000 in 1994, both of which are discussed above. In addition, there were several other factors affecting the 1994 results, some of which were nonrecurring.

 The provision for possible loan losses was $1,258,000 for the year ended December 31, 1994, compared to $490,000 for 1993. Although asset quality continued to improve, net charge-offs increased to $1,139,000 for 1994, compared to $897,000 for 1993. When combined with an increase in total loans, management assessed the adequacy of the allowance for possible loan losses and determined that it would be prudent to strengthen it through the additional provision.

 Following the completion of the private placement of Class B common stock in August 1994, the Company analyzed its deferred income tax assets and liabilities, and particularly the probability of their utilization. Because of the history of BancTEXAS, the ability of the Company to consistently generate sufficient taxable income to realize the benefits of the various tax attributes which were available to it was uncertain. For this reason, the Company had fully reserved its net deferred tax assets in 1993. With the receipt of the additional capital from the private placement, and the cash proceeds therefrom, it was determined that the ability of BancTEXAS to generate future taxable income was substantially enhanced. Although the nature of the transaction caused the imposition of certain limitations under the Internal Revenue Code, which will result in the expiration of a portion of the tax attributes before they can be utilized, the analysis indicates that a substantial portion remains which can be utilized. As a result of this analysis, the Company reduced the valuation allowance established in connection with the deferred tax assets. This contributed to the recognition of a credit for deferred income taxes for the year ended December 31, 1994 of $9,461,000.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)


 Noninterest income and expense for the years ended December 31, 1994 and 1993 were comprised of the following:
                                                                      Increase (Decrease)
                                                                      -------------------
                                                    1994      1993      Amount   Percent
                                                    ----      ----      ------   -------
                                                      (dollars expressed in thousands)
Noninterest income:
   Service charges on deposit accounts            $  1,427    1,542      (115)    (7.5)%
   Other service charges and fees                      169      174        (5)    (2.9)
   Gains on sale of loans                               38      698      (660)   (94.6)
   Loan servicing fees                                 290      201        89     44.3
   Other income                                        572      210       362    172.4
                                                    ------   ------    ------
                                                     2,496    2,825      (329)   (11.6)%
                                                                                ======
    Gain (loss) on sale of
      investment securities                         (7,007)     243    (7,250)      N/A
                                                    ------   ------    ------

   Total noninterest income (loss)                $ (4,511)   3,068    (7,579)      N/A
                                                    ======   ======    ======

Noninterest expense:
   Salaries and employee benefits                 $  8,911    6,483     2,428     37.5%
   Occupancy, net of rental income                   1,321    1,348       (27)    (2.0)
   Furniture and equipment                             843      919       (76)    (8.3)
   Federal Deposit Insurance
     Corporation premiums                              684      754       (70)    (9.3)
   Communications and supplies                       1,058    1,060        (2)     (.2)
   Legal, examination and
     professional fees                               1,203    1,580      (377)   (23.9)
   Data processing                                     890      911       (21)    (2.3)
   Losses and expenses on foreclosed
     real estate                                       192      166        26     15.7
   Litigation settlement expense                       -        592      (592)     -
   Other                                             1,072      762       310     40.7
                                                    ------   ------    ------

   Total noninterest expense                      $ 16,174   14,575     1,599     11.0%
                                                    ======   ======    ======   ======

Noninterest Income

 Service charges on deposit accounts decreased approximately $115,000, or 7.5% in 1994 compared with 1993. In 1992 the Company had tightened its policy of verifying the credit history of new deposit customers to reduce its exposure to losses from checks drawn on accounts with insufficient funds. At the same time, service charge increases were instituted in several areas, principally affecting demand deposit accounts. While this resulted in an immediate increase in service charge income, gradually those customers who customarily maintained relatively small accounts, and therefore incurred larger service charges relative to the amount of funds on deposit, began changing their account relationships. Many of those with funds in other accounts transferred sufficient funds to their demand accounts to reduce the amount of the service charges. Others who did not have those funds available closed their accounts. This resulted in a net reduction of the number of customer accounts serviced by BancTEXAS during this period, but an increase in the average balance of the remaining accounts.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



 In 1993, BancTEXAS realized gains of $698,000 from the sale of loans, primarily the sale of automobile loans originated which exceeded the capacity of the loan portfolio. As interest rates increased in 1994, the Company's ability to sell these loans was substantially reduced, and the gains on such sales decreased to $38,000. In connection with these loan sales, BancTEXAS retained the related servicing rights. The Company received only a portion of the annual servicing fees in 1993 on those loans sold during the year, but a full year's fees in 1994. Consequently, income from servicing loans for others increased from $201,000 in 1993 to $290,000 in 1994.

 The increase in other noninterest income for the year ended December 31, 1994 related principally to the receipt of $255,000 in settlement of litigation relating to the failure of BancTEXAS Dallas N.A. in 1990.

Noninterest Expense

 Total noninterest expense was $16,174,000 for the year ended December
31, 1994, compared with $14,575,000 for the year ended December 31, 1993. Included in 1994 expenses were several non-recurring charges reflecting changes initiated during the year by BancTEXAS. These included: (a) accruals of $430,000 for severance benefits relating to the realignment of staffing levels; (b) an increase in the expense for the deferred benefit pension plan of $839,000 for which the accumulation of benefits was discontinued in 1994; and (c) an accrual of $898,000 for the unfunded liability relating to the post-retirement medical benefits plan, Company funding of which was discontinued in 1994 with respect to future retirees.

 Because most of the effects of these non-recurring charges were reflected as personnel expenses, these expenses increased to $8,911,000 for the year ended December 31, 1994, compared with $6,483,000 for the year ended December 31, 1993, an increase of $2,428,000, or 37.5%. The components of this increase were as follows:

                                                                       Increase
                                                                  ------------------
                                          1994         1993       Amount     Percent
                                          ----         ----       ------     -------
                                               (dollars expressed in thousands)
    Salaries and wages                  $  5,346       5,224         122         2.3%
    Payroll taxes                            418         408          10         2.5
    Employee benefits                        980         816         164        20.1
    Severance benefits                       430          35         395         -
    Nonrecurring benefits accruals         1,737         -         1,737         -
                                          ------      ------      ------
       Total personnel expense          $  8,911       6,483       2,428        37.5%
                                          ======      ======      ======    ========


 Occupancy expense, net of rental income, decreased from $1,348,000 for the year ended December 31, 1993 to $1,321,000 for the year ended December 31, 1994. This decrease primarily resulted from rental income of the McKinney building by unrelated tenants, which increased from $245,000 for the year ended December 31, 1993 to $286,000 for the year ended December 31, 1994, an increase of 16.7%. This increase in rental income was partially offset by rent expense on the Company's Abrams facility, which was opened in September 1993.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



 Expenses related to furniture and equipment decreased in 1994 to $843,000 from $919,000 for 1993, a decrease of $76,000, or 8.3%. In the past, the Company has leased substantial portions of the equipment required for bank operations. Most of these leases expired during 1993 and 1994 and were not renewed. As the leases expired, the Company purchased that equipment which was still required for operations, if the equipment was serviceable and the cost was reasonable. Other equipment was acquired as necessary. Consequently, rent expense on equipment leases decreased from $255,000 for the year ended December 31, 1993 to $157,000 for the year ended December 31, 1994.

 Premiums paid to the Federal Deposit Insurance Corporation decreased from $754,000 for the year ended December 31, 1993 to $684,000 for the year ended December 31, 1994, a decrease of $70,000, or 9.3%, primarily as a result of reductions in the rate assessed BancTEXAS between the two years.

 Legal, examination and professional fees decreased from $1,580,000 in the year ended December 31, 1993 to $1,203,000 for the year ended December 31, 1994, a decrease of $377,000, or 23.9%. In 1993, the
Company settled a class action lawsuit relating to a 1984 private placement of common stock. The cost of this settlement was reflected as a separate expense during the year ended December 31, 1993. In addition, in February 1994, the court ruled in favor of the Company in a significant lawsuit in which claims of lender liability had been asserted. While this litigation is being appealed by the plaintiffs, the legal fees required to defend the Company's position in connection with this action, as well as the class action, was substantially reduced in 1994.

 Other noninterest expenses increased to $1,072,000 for the year ended December 31, 1994, compared with $762,000 for the year ended December 31, 1993, an increase of $310,000, or 40.7%. Included in other expenses for 1994 was a non-recurring charge of $295,000 incurred in connection with a change in the Company's vendors single interest insurance policies relating to its indirect automobile lending program. In addition, during the year ended December 31, 1993, BancTEXAS reversed approximately $354,000 of estimated accrued costs relating to the failure of BancTEXAS Dallas N. A., BancTEXAS' former subsidiary, that were no longer considered necessary.

COMPARISON OF RESULTS OF OPERATIONS FOR 1993 AND 1992

 Net income for the year ended December 31, 1993 was $219,000, compared with net income of 1,064,000 for the year ended December 31, 1992. However, before an extraordinary credit of $362,000, net income for 1992 was $702,000. Net income for 1993 was significantly affected by the reduction of net interest income from $13,506,000, or 4.63% of average earning assets in 1992 to $12,216,000, or 3.94% of average earning assets in 1993, which was discussed previously. However, this was partially offset by an increase in noninterest income from $2,629,000 in 1992 to $3,068,000 in 1993.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)


 Noninterest income and expense for the years ended December 31, 1993 and 1992 were comprised of the following:

                                                                               Increase (Decrease)
                                                                               -------------------
                                                      1993         1992        Amount      Percent
                                                      ----         ----        ------      -------
                                                           (dollars expressed in thousands)
Noninterest income:
   Service charges on deposit accounts             $   1,542       1,772        (230)      (13.0)%
   Other service charges and fees                        174          13         161         -
   Gain on sale of loans                                 698         372         326        87.6
   Loan servicing fees                                   201          70         131       187.1
   Other income                                          210         299         (89)      (29.8)
                                                     -------     -------      ------
                                                       2,825       2,526         299        11.8%
                                                                                         =======
   Gain on sale of investment
     securities                                          243         103         140        N/A
                                                     -------     -------      ------

   Total noninterest income                        $   3,068       2,629         439        N/A
                                                     =======     =======      ======

Noninterest expense:
   Salaries and employee benefits                  $   6,483       6,160         323         5.2%
   Occupancy, net of rental income                     1,348       1,464        (116)       (7.9)
   Furniture and equipment                               919         691         228        33.0
   Federal Deposit Insurance
     Corporation premiums                                754         530         224        42.3
   Communications and supplies                         1,060       1,042          18         1.7
   Legal, examination and professional
     fees                                              1,580       1,517          63         4.2
   Data processing                                       911         856          55         6.4
   Losses and expenses on foreclosed
     real estate                                         166       1,128        (962)      (85.3)
   Litigation settlement expense                         592         -           592         -
   Other                                                 762       1,174        (412)      (35.1)
                                                     -------     -------      ------

   Total noninterest expense                       $  14,575      14,562          13          .1%
                                                     =======     =======      ======     =======

Noninterest Income

 Noninterest income for 1993 included securities gains of $243,000, compared to $103,000 for 1992. Service charges on deposit accounts and other service charges and fees decreased $69,000, or 4%, from 1992 to 1993. This decrease includes reduced revenue resulting from closing the safe deposit function at one of BancTEXAS's locations of $34,000 and decreased revenue from return check charges of $31,000. Income from loan sales increased to $698,000 for 1993, compared with $372,000 in 1992, an increase of $326,000. The increased volume of loan sales also resulted in an increase in loan servicing income, which was $201,000 in 1993 compared to $70,000 in 1992. As of December 31, 1993, BancTEXAS is servicing $39 million of consumer loans for third parties compared to $19 million as of December 31, 1992.

 Other noninterest income decreased $89,000 from 1992 to 1993, or 29.8%, primarily the result of a reduction of annuity income of $46,000.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



Noninterest Expense

 Total noninterest expense for 1993 increased $13,000 or .1% from 1992. The magnitude of increase is indicative of the continued effort to control expenses. Personnel expense increased $323,000 or 5.2% from 1992 to 1993. This increase reflected normal merit raises for the year and severance payments made for a minor staff reduction at year-end 1993.

 Occupancy expense decreased $116,000 or 7.9% from 1992 to 1993. This decrease was due to more favorable terms in renegotiated leases and receiving more tenant income from the Bank's building in McKinney.

 Equipment expense increased $228,000 or 33.0% from 1992 to 1993. This increase is primarily due to the purchase of new equipment to maintain pace with current technology.

 Insurance premiums paid to the Federal Deposit Insurance Corporation increased $224,000 or 42.3% from 1992. During 1993, the FDIC initiated a new rate schedule. The average premium charged for the Bank for FDIC Insurance on its deposits in 1993 was 30 cents per $1,000 compared to 23 cents per $1,000 in 1992.

 Losses and expenses on foreclosed real estate decreased $962,000 or 85.3% from 1992 to 1993. This is primarily the result of lower real estate taxes and a lower provision for future losses. Included in losses and expenses on foreclosed real estate were provisions for losses of $382,000 in 1993 and $1.1 million in 1992.

 Included in noninterest expense in 1993 is a litigation settlement of $592,000. As more fully discussed in note 18 of the accompanying consolidated financial statements, this litigation related to a class action lawsuit involving a private placement of common stock completed in 1984. This action was settled in 1993.

 Other noninterest expenses decreased $412,000 or 35.1% from 1992 to 1993. These decreases resulted primarily from the reversal of $354,000 in estimated costs relating to the failure of BancTEXAS's former subsidiary that were no longer necessary.

INVESTMENT SECURITIES

 BancTEXAS classifies the securities within its investment portfolio as held-to-maturity or available-for sale. BancTEXAS does not engage in the trading of investment securities. As more fully described in the Net Interest Income section hereof and note 4 of the accompanying consolidated financial statements, during 1994 management conducted a review of its investment portfolio and practices. As a result of the review, it was decided to reclassify the remaining securities within the held-to-maturity portfolio to available-for-sale and sell certain of these available-for-sale securities. In addition, as more fully described in the Interest Rate Risk management section hereof and notes 1 and 19 of the accompanying consolidated financial statements, BancTEXAS implemented a hedging program to reduce the interest rate risk of the available-for-sale portfolio. BancTEXAS specifically hedges the interest rate risk of the available-for-sale portfolio with interest rate futures contracts.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



LOANS

 Interest earned on the loan portfolio is the primary source of income for the Bank. Loans, net of unearned discount, represented 61.3% of total assets as of December 31, 1994, as compared to 45.5% as of December 31, 1993. For 1994, loan growth, net of unearned discount, was $35.6 million. The growth is primarily attributable to consumer automobile loans.

The Bank sold loans of $55.6 million and $37.9 million during 1994 and 1993, respectively. Loans serviced for investors totaled $21 million and $39 million at December 31, 1994 and 1993, respectively.

During 1993 the Company began originating FHA Title I home improvement residential mortgage loans which are held for resale to investors.

                                                        Loan Portfolio
                                                                           December 31,
                                -------------------------------------------------------------------------------------------------
                                      1994                1993                1992                1991                1990
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                Amount    Percent   Amount    Percent   Amount    Percent   Amount    Percent   Amount    Percent
                                ------    -------   ------    -------   ------    -------   ------    -------   ------    -------
                                                                (dollars expressed in thousands)
Commercial and financial       $ 14,556      7.4%  $  7,653      5.2%  $ 11,576      6.8%  $ 14,133      7.7%  $ 31,436     16.4%
Real estate construction
  and development                13,793      7.0      9,072      6.2      7,117      4.2      4,116      2.2      2,242      1.1
Real estate mortgage             14,796      7.6     12,862      8.8     18,646     11.0     27,133     14.8     36,335     18.9
Consumer and installment,
  net of unearned discount      152,916     78.0    117,116     79.8    132,356     78.0    137,989     75.3    122,233     63.6
                                -------    -----    -------    -----    -------    -----    -------    -----    -------    -----
Total loans, excluding loans
  held for sale                 196,061    100.0%  $146,703    100.0%   169,695    100.0%   183,371    100.0%   192,246    100.0%
                                           =====               =====               =====               =====               =====
Loans held for sale:
  Consumer                        6,578              15,429               5,000                -                   -
  FHA Title I Home
    Improvement                     675               5,600                -                   -                   -
                                -------             -------             -------             -------             -------

      Total loans              $203,314            $167,732            $174,695            $183,371            $192,246
                                =======             =======             =======             =======             =======

Loans at December 31, 1994 mature as follows:

                                                         Over One Year
                                                      Through Five Years       Over Five Years
                                                      ------------------       ---------------
                                        One Year      Fixed     Floating      Fixed    Floating
                                         or Less       Rate       Rate         Rate     Rate      Total
                                         -------       ----       ----         ----     ----      -----
                                                          (dollars expressed in thousands)
Commercial and financial               $   9,652       1,095      3,321          471      17      14,556
Real estate construction
   and development                        13,260         -          533          -       -        13,793
Real estate mortgage                       5,417       1,631      6,135          636     977      14,796
Consumer and installment                     284     143,258        -          9,374     -       152,916
Loans held for sale                          -         6,578        -            675     -         7,253
                                         -------    --------     ------      -------    ----    --------
                                       $  28,613     152,562      9,989       11,156     994     203,314
                                         =======    ========     ======      =======    ====    ========

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)


NONPERFORMING ASSETS

 Nonperforming assets include nonaccrual loans, restructured loans, foreclosed property and loans past due 90 days or more but not included in nonaccrual loans. Loans are placed on nonaccrual when, in the opinion of management, collection of principal or interest is doubtful.
Loans past due 90 days or more with respect to principal or interest are placed on nonaccrual unless they are both well secured and in the process of collection. The following table presents the categories of nonperforming assets for the past five years.

                                                               December 31,
                                        --------------------------------------------------------
                                          1994         1993        1992        1991        1990
                                          ----         ----        ----        ----        ----
                                                     (dollars expressed in thousands)
Nonaccrual loans                        $    293         622       1,426       4,203       5,813
Loans past due 90 days or more but
  not included in nonaccrual loans           183         803         148         160         272
                                          ------      ------      ------     -------     -------
     Total nonperforming loans               476       1,425       1,574       4,363       6,085
Foreclosed property, net                   1,553       3,171       5,211       6,882      10,076
                                          ------      ------      ------     -------     -------
     Total                              $  2,029       4,596       6,785      11,245      16,161
                                          ======      ======      ======     =======     =======
Ratio of nonperforming assets to
  total assets                              .61%        1.25        2.10        3.87        6.08
                                          ======      ======      ======     =======     =======
Ratio of nonperforming assets to
  total loans and foreclosed property       .99%        2.69        3.77        5.91        7.99
                                          ======      ======      ======     =======     =======

   As of December 31, 1994 and 1993, approximately $2.5 million and $2.3 million, respectively, of loans not included in the table above were identified by management as having potential credit problems which raised doubts as to the ability of the borrowers to comply with the present loan repayment terms.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

 At December 31, 1994, the allowance for loan losses was $2.8 million, or 1.36% of total loans, compared to $2.6 million, or 1.57% of total loans, at December 31, 1993. Allowance for loan losses to total nonperforming loans was 578.99% and 185.05% for 1994 and 1993, respectively. The improvement from 1993 to 1994 was primarily due to nonperforming loans declining from $1.4 million to $476,000 at December 31, 1993 and 1994, respectively.

 Management considers the allowance for loan losses to be adequate at December 31, 1994. The adequacy of the reserve is determinable only on an approximate basis since estimation of the magnitude and timing of loan losses involves subjective judgments. In evaluating the adequacy of the reserve at December 31, 1994, consideration was given to such factors as management's evaluation of specific loans; the level and composition of classified loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process that is independent of the Bank's management; expectations of future economic conditions and their impact on particular industries and individual borrowers; concentrations of credit; management depth and experience; and other judgmental factors.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



 The provision for loan losses for 1994 was $1.3 million, compared to $490,000 for 1993 and $507,000 for 1992. Net charge-offs were $1.1 million for 1994, compared to $897,000 for 1993 and $1.9 million for 1992. Net charge-offs for 1994 and 1993 represented .62% and .52% of average loans, respectively.

The following table summarizes the activity in the allowance for loan losses for the past five years.

                          Summary of the Allowance for Loan Losses
                                                             December 31,
                                      ---------------------------------------------------------
                                        1994         1993        1992        1991        1990
                                        ----         ----        ----        ----        ----
                                                    (dollars expressed in thousands)
Balance at beginning of year         $    2,637       3,044       4,479       5,666       6,498
                                       --------    --------    --------    --------    --------
Loans charged off:
   Commercial and financial                  (7)       (268)       (801)       (846)       (446)
   Real estate construction and
     development                            -           -           -           -          (101)
   Real estate mortgage                    (375)         (8)       (409)     (1,103)     (1,864)
   Consumer and installment              (1,876)     (1,622)     (2,347)     (2,543)     (2,909)
                                       --------    --------    --------    --------    --------
     Total charge-offs                   (2,258)     (1,898)     (3,557)     (4,492)     (5,320)
                                       --------    --------    --------    --------    --------
Recoveries of loans previously
  charged off:
   Commercial and financial                 184         164         324         499       1,340
   Real estate construction and
     development                            -           -           -           -            17
   Real estate mortgage                     258         154         251         715         492
   Consumer and installment                 677         683       1,040       1,157       1,095
                                       --------    --------    --------    --------    --------
     Total recoveries                     1,119       1,001       1,615       2,371       2,944
                                       --------    --------    --------    --------    --------
     Net charge-offs                     (1,139)       (897)     (1,942)     (2,121)     (2,376)
                                       --------    --------    --------    --------    --------
Provision for loan losses                 1,258         490         507         934       1,544
                                       --------    --------    --------    --------    --------
Balance at end of year               $    2,756       2,637       3,044       4,479       5,666
                                       ========    ========    ========    ========    ========
Average total loans                  $  182,922     171,889     183,315     187,962     213,328
                                       ========    ========    ========    ========    ========
Net charge-offs as a percentage
  of average loans                          .62%        .52        1.06        1.13        1.11
                                       ========    ========    ========    ========    ========
Allowance for loan losses as a
  percentage of year-end loans             1.36        1.57        1.74        2.44        2.95
                                       ========    ========    ========    ========    ========
Allowance for loan losses as a
  percent of nonperforming loans         578.99%     185.05      193.39      102.66       93.11
                                       ========    ========    ========    ========    ========

 The allocation of the allowance for loan losses at year-end represents management's judgment as to the inherent risk in the various categories of the current loan portfolio. The allocations represent the conditions at a point in time and are subject to change as conditions
dictate.   This allocation is not intended to predict future potential loan losses. The breakdown of the allowance by loan category is based in part on evaluations of individual loans, past history and economic

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)


conditions within specific industries or geographic areas. In addition, all large borrowers, at a minimum, are required to provide annual statements of condition and profit and loss statements. When the loan is secured by income producing real estate, detailed rent rolls and operational expenses are provided by the borrower. The frequency of information provided by all types of borrowers ranges from monthly to annually, depending on the size of the transaction, the collateral and the financial condition of the borrower. All criticized loans, at a minimum, are reviewed by management on a quarterly basis. The following table summarizes the allocation of the allowance for loan losses and percent of each loan category to total loans for the past five years.

                                                                December 31,
                                         -------------------------------------------------------
                                          1994         1993        1992        1991        1990
                                          ----         ----        ----        ----        ----
                                                     (dollars expressed in thousands)
Allocation amount:
   Commercial and financial            $     197         229         456       1,162       1,294
   Real estate construction and
     development                             187         237          71         132          11
   Real estate mortgage                      201         720       1,003       1,023       2,269
   Consumer and installment                2,171       1,451       1,514       2,162       2,092
                                         -------     -------     -------     -------     -------
       Total                           $   2,756       2,637       3,044       4,479       5,666
                                         =======     =======     =======     =======     =======
Percent of each loan
  category to total loans:
   Commercial and financial                 7.1%        4.6         6.6         7.7        16.3
   Real estate construction and
     development                            6.8         5.4         4.1         2.2         1.2
   Real estate mortgage                     7.3         7.7        10.7        14.8        18.9
   Consumer and installment                75.2        69.8        75.7        75.3        63.6
   Loans held for sale                      3.6        12.5         2.9         -           -
                                         ------      ------      ------      ------      ------
       Total                              100.0%      100.0       100.0       100.0       100.0
                                         ======      ======      ======      ======      ======

DEPOSITS

 Deposits are the primary source of funds for the Bank. The Bank's deposits consist principally of core deposits from its local market areas. The Bank does not accept brokered deposits. The following table sets forth the distribution of the Bank's average deposit account balances for the years ended December 31 and the related weighted average interest rates by category of deposit:

                                                 1994                    1993                    1992
                                        ---------------------   ---------------------   ---------------------
                                         Average                 Average                 Average
                                         Balance        Rate     Balance        Rate     Balance        Rate
                                         -------        ----     -------        ----     -------        ----
                                                          (dollars expressed in thousands)
Noninterest bearing demand              $ 49,125         -      $ 45,106         -      $ 38,925         -
Interest bearing demand and
  money market accounts                   65,016        2.73%     70,455        2.56%     75,093        3.28%
Savings                                   18,365        2.30      18,531        2.50      17,690        3.11
Time deposits of $100,000
  or more                                 14,679        4.85      12,675        4.54      13,931        5.38
Public funds                               5,239        3.42      20,360        3.20      21,210        3.90
Other time                                92,126        4.42%     92,648        4.51%     94,807        5.41%
                                         -------                 -------                 -------
   Total average deposits               $244,550                $259,775                $261,656
                                         =======                 =======                 =======

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)


 The following table presents the maturity structure of domestic certificates of deposit of $100,000 and over at December 31, 1994, 1993 and 1992.

                                        December 31,
                             -------------------------------
                              1994         1993        1992
                              ----         ----        ----
                             (dollars expressed in thousands)
3 months or less            $ 10,016       2,882      17,224
Over 3 through 6 months        3,857       9,615      17,484
Over 6 through 12 months       1,919       1,546       1,608
Over 12 months                 7,271       7,669       5,184
                              ------     -------     -------
   Total                    $ 23,063      21,712      41,500
                             =======     =======     =======

CAPITAL

 On August 31, 1994, BancTEXAS issued and sold for $30 million in a private placement 37,500,000 shares of Class B Stock to First Banks, Inc., a multi-bank holding company headquartered in St. Louis, Missouri. The Class B Stock is generally equivalent to the Company's Common Stock, except that it is not registered or transferable by First Banks, other than to an affiliated entity, and has dividend rights which are junior to those of the Company's Common Stock. From the net proceeds of this private placement, after issuance expenses of $377,000, $17 million was contributed to the capital of the Bank. The remainder is held by BancTEXAS for future use in connection with acquisitions or other corporate purposes. As a result of this transaction, First Banks owned 64.6% of the total outstanding voting stock as of December 31, 1994.

 Risk-based capital guidelines for financial institutions were adopted by regulatory authorities effective after December 31, 1990. These guidelines are designed to relate regulatory capital requirements to the risk profiles of the specific institutions and to provide more uniform requirements among the various regulators. Under these guidelines, BancTEXAS and the Bank are required to maintain a minimum risk-based capital to risk-weighted assets ratio of 8.0%, with at least 4.0% being "Tier 1" capital. Tier 1 capital is composed of total stockholders' equity. The minimum leverage ratio (Tier 1 capital to total assets) of 3.0% must be maintained. However, for all but the most highly rated financial institutions and for bank-holding companies seeking to expand, regulatory authorities expect a leverage ratio of 3.0% plus 100 to 200 basis points will be maintained.

 At December 31, 1994 and 1993, BancTEXAS' and the Bank's capital ratios were as follows:

                                         Risk-Based Capital Ratios
                               ------------------------------------------
                                      Total                  Tier 1              Leverage Ratio
                               ------------------      ------------------      ------------------
                                1994        1993        1994        1993        1994        1993
                                ----        ----        ----        ----        ----        ----
                                                 (dollars expressed in thousands)
BancTEXAS                      17.50%       8.47       16.28        7.02       11.97        4.27
Bank                            9.25        8.55        8.04        7.30        5.82        4.55
                              ======       =====      ======       =====      ======       =====

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



INTEREST RATE RISK MANAGEMENT

 Managing interest rate risk is fundamental to banking. Banking institutions manage the inherently different maturity and repricing characteristics of the lending and deposit-taking activities to achieve a desired interest rate sensitivity position and to limit their exposure to interest rate risk. The Bank's inherent maturity and repricing characteristics of the lending and deposit activities creates a naturally liability-sensitive structure. By using a combination of on- and off-balance sheet financial instruments, the Bank manages its interest rate sensitivity to within the policy guidelines.

 The Asset Liability Committee (ALCO) of the Bank's Board of Directors reviews the overall interest rate risk management activity. The ALCO, which includes the Chief Executive Officer and Senior Officers representing the investment, credit and finance areas, oversees the interest rate risk management process and approves policy guidelines. The Asset Liability Management Group monitors the day-to-day exposure to interest rate risk and implements necessary adjustments as directed by the ALCO and provided by the policy guidelines. Such adjustments may be necessary in response to changes in interest rates and loan and deposit volumes.

 BancTEXAS' objective regarding interest rate risk management is to position BancTEXAS such that changes in interest rates do not have a material adverse impact upon the net market value and net income of BancTEXAS. To measure the impact from interest rate changes, BancTEXAS recalculates its net income over a one-year horizon and net market value on a proforma basis assuming instantaneous, permanent parallel shifts in the yield curve, in varying amounts both upward and downward. Larger increases or decreases in BancTEXAS' net market value and net income as a result of these assumed interest rate changes indicates greater levels of interest rate sensitivity than do smaller increases and decreases in BancTEXAS' net market value and net income. BancTEXAS endeavors to maintain a position whereby the proforma impact to the net market value and net income would not exceed 4.0% and 10.0% for an assumed 50 and 100 basis points increases and decreases in general interest rates, respectively.

 Within the overall interest rate risk management strategy, during 1994, BancTEXAS expanded its use of off-balance sheet derivative financial instruments as a cost and capital efficient way to manage interest rate sensitivity. These off-balance sheet derivative financial instruments are utilized to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. As more fully described in notes 1 and 19 to the accompanying consolidated financial statements, BancTEXAS holds a combination of off-balance sheet derivative financial instruments, generally limited to interest rate cap agreements and interest rate futures contracts. The use of such derivative financial instruments is strictly limited to reducing the interest rate risk exposure of BancTEXAS to within the aforementioned prescribed policy guidelines.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



 In addition to the simulation model employed by BancTEXAS, a more traditional interest rate sensitivity position is prepared and reviewed in conjunction with the results of the simulation model. The following table presents the projected maturities and periods to repricing of the Company's rate sensitive assets and liabilities as of December 31, 1994, adjusted to account for anticipated prepayments:

                                                 Interest Rate Sensitivity Analysis
                                                                   Over three
                                                          Three      through     through    Over one       Over
                                                          months       six       twelve      through       five
                                           Immediate     or less     months      months    five years     years       Total
                                           ---------     -------     ------      ------    ----------     -----       -----
                                                                   (dollars expressed in thousands)
Interest-earning assets:
   Loans<F1>                               $  23,288      13,082      14,707      28,379     121,113       2,745     203,314
   Investment securities                         -        19,235       6,428      12,726      16,096       6,915      61,400
   Federal funds sold                          8,000         -           -           -           -           -         8,000
   Interest-bearing deposits with
     other financial institutions             25,042         -           -           -           -           -        25,042
                                             -------    --------    --------    --------    --------     -------    --------
     Total interest-earning assets            56,330      32,317      21,135      41,105     137,209       9,660     297,756
                                             -------    --------    --------    --------    --------     -------    --------
Interest-bearing liabilities:
   Interest-bearing demand accounts              -         9,131       5,753       3,624       2,688       3,482      24,678
   Money market demand accounts               37,354         -           -           -           -           -        37,354
   Savings accounts                              -         2,894       2,402       1,994       2,947       6,786      17,023
   Time deposits                                 -        25,453      19,767      28,329      42,692         856     117,097
   Other borrowed funds                       24,233       4,097       7,218       3,469       6,491         -        45,508
                                             -------    --------    --------    --------    --------     -------    --------
     Total interest-bearing liabilities       61,587      41,575      35,140      37,416      54,818      11,124     241,660
                                             -------    --------    --------    --------    --------     -------    --------
Interest-sensitivity gap:
   Periodic                                $   5,257      (9,258)    (14,005)      3,689      82,391       1,464      56,096
                                                                                                                    ========
   Cumulative                                 (5,257)    (14,515)    (28,520)    (24,831)     57,560      56,096
                                             =======    ========    ========    ========    ========     =======
Ratio of interest-sensitive assets
  to interest-sensitive liabilities:
   Periodic                                      .91%        .78         .60        1.10        2.50         .87        1.23
                                                                                                                    ========
   Cumulative                                    .91         .86         .79         .86        1.25        1.23
                                             =======    ========    ========    ========    ========     =======

 Management makes certain assumptions in preparing the table above. These assumptions include: loans will repay at historic repayment speeds; mortgage-backed securities, included in investment securities, will repay at projected repayment speeds; interest-bearing demand accounts and savings accounts are interest-sensitive at a rate of 37% and 17%, respectively, of the remaining balance for each period presented; and fixed maturity deposits will not be withdrawn prior to maturity.

 The interest-sensitivity position is one of several measurements of the impact of interest rate changes on net interest income. Its usefulness in assessing the effect of potential changes in net interest income varies with the constant change in the composition of the Company's assets and liabilities. For this reason, the Company uses the simulation model.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



LIQUIDITY

 The liquidity of BancTEXAS and the Bank is the ability to maintain a cash flow which is adequate to fund operations and meet obligations and other commitments on a timely basis. The Bank receives funds for liquidity from customer deposits, loan payments, maturities, and sales of investments and earnings. In addition, the Bank may avail itself of more volatile sources of funds through issuance of certificates of deposit in denominations of $100,000 or more, federal funds borrowed, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank (FHLB). The aggregate funds acquired from these sources were $44.5 million and $107.2 million at December 31, 1994 and 1993, respectively. The decrease is attributable to the repayment of certain borrowings from the proceeds received upon sales of investment securities and sale of Class B Stock to First Banks.

 Management believes that the available liquidity and operating results of the Bank will be sufficient to provide funds for growth and to meet BancTEXAS' operating and debt service requirements both on a short-term and long-term basis.

REGULATION AND SUPERVISION

 The Company and the Bank are extensively regulated under Federal and state law. These laws and regulations are intended to protect depositors, not stockholders.

 In December of 1991, the Federal Deposit Insurance Corporation Improvement Act (FDICIA) was enacted; it included many significant provisions that affect the Company's and the Bank's operations. The Act established new and expanded reporting and auditing standards, expanded regulatory supervision and established new consumer provisions.

EFFECT OF NEW ACCOUNTING STANDARDS

 In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS 114, "Accounting by Creditors for Impairment of a Loan" (SFAS
114). During October 1994, the FASB issued SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and
Disclosures" (SFAS 118), which amends SFAS 114.

 SFAS 114 (as amended by SFAS 118) defines the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms have been modified in troubled debt restructurings (a restructured loan). Specifically, a loan is considered impaired when it is probable a creditor will be unable to collect principal and interest according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are required to be discounted at the loan's effective interest rate. Alternatively, impairment can be measured by reference to an observable market price, if one exists, or the fair value of the collateral when the creditor determines foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

                          BANCTEXAS GROUP INC.

                Management's Discussion and Analysis of
       Financial Condition and Results of Operations (Continued)



 SFAS 118 amended SFAS 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan. Prior to the issuance of SFAS 118, SFAS 114 provided for two alternative income recognition methods to be used to account for changes in the net carrying amount of an impaired loan subsequent to the initial measurement of impairment. Under the first income recognition method, a creditor would accrue interest on the net carrying amount of the impaired loan and report other changes in the net carrying amount of the loan as an adjustment to the provision for loan losses. Under the second income recognition method, a creditor would recognize all changes in the net carrying amount of the loan as an adjustment to the provision for loan losses. While those income recognition methods are no longer required, SFAS 118 does not preclude a creditor from using either of those methods.

 The impact of initially applying SFAS 114 and SFAS 118 will be reported as a component of the provision for possible loan losses charged to operations, rather than as an accounting change. Consequently, the Company does not believe implementation of these Statements would have a material effect on its consolidated financial position or results of operations. SFAS 114 and SFAS 118 are effective for fiscal years beginning after December 14, 1994.

 During October 1994, the FASB issued SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS 119). SFAS 119 requires disclosures about the amounts, nature, and terms of derivative financial instruments that are not subject to SFAS 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk" (SFAS 105) because they do not result in off-balance-sheet risk of accounting loss. SFAS 119 requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

 SFAS 119 amended SFAS 105 to require disaggregation of information about financial instruments with off-balance-sheet risk of accounting loss by class, business activity, risk, or other category that is consistent with the entity's management of those instruments. SFAS 119 also amended SFAS 107, "Disclosure about Fair Value of Financial Instruments" (SFAS 107) to require that fair value information be presented without combining, aggregating, or netting the fair value of derivative financial instruments with the fair value of nonderivative financial instruments and be presented together with the related carrying amounts in the body of the financial statements, a single footnote, or a summary table in a form that makes it clear whether the amounts represent assets or liabilities.

 SFAS 119 is effective for financial statements issued for fiscal years ending after December 14, 1994. The Company implemented SFAS 119 on December 31, 1994, which resulted in no effect on the consolidated financial statements other than additional disclosure requirements included in the footnotes to the consolidated financial statements.

EFFECTS OF INFLATION

 Financial institutions are less affected by inflation than other types of companies. Financial institutions make relatively few significant asset acquisitions which are directly affected by changing prices. Instead, the assets and liabilities are primarily monetary in nature. Consequently, interest rates are more significant to the performance of financial institutions than the effect of general inflation levels. While a relationship exists between the inflation rate and interest rates, the Company believes this is generally manageable through its asset/liability management program.

                          BANCTEXAS GROUP INC.

                          Management's Report




 Management of BancTEXAS Group Inc. has established and maintains a system of internal controls that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures. Management continually monitors the system of internal controls for compliance. BancTEXAS Group Inc. maintains a strong internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. In addition, the financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. As part of its audit of the financial statements, KPMG Peat Marwick LLP completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied. Management believes that, as of December 31, 1994, the system of internal controls is adequate to accomplish the objectives discussed herein.

 Management has made available to KPMG Peat Marwick LLP all the financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to KPMG Peat Marwick LLP during its audit were valid and appropriate.

 The Audit Committee of the Board of Directors is composed of directors who are not employees of BancTEXAS Group Inc. or any of its subsidiaries. The Audit Committee meets periodically with management, the internal auditors and the independent accountants to review accounting, auditing, internal accounting controls and financial reporting matters.




 ------------------------------           ------------------------------
 James F. Dierberg                        Allen H. Blake
 Chairman of the Board,                   Chief Financial Officer and Secretary
 President and Chief Executive Officer

                          BANCTEXAS GROUP INC.

                      Independent Auditors' Report






To the Board of Directors and Stockholders
BancTEXAS Group Inc:

We have audited the accompanying consolidated balance sheet of BancTEXAS Group Inc. and subsidiaries (the Company) as of December 31, 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying 1993 and 1992 consolidated financial statements of BancTEXAS Group Inc. and subsidiaries were audited by other auditors, whose report dated March 18, 1994 on those statements, included an explanatory paragraph describing the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1993.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1994 consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancTEXAS Group Inc. and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




                                        KPMG Peat Marwick LLP






Dallas, Texas
February 10, 1995

                           BANCTEXAS GROUP INC. AND SUBSIDIARIES

                                Consolidated Balance Sheets
                  (dollars expressed in thousands, except per share data)

                                                                    December 31,
                                                               ---------------------
   Assets                                                        1994         1993
   -------                                                       ----         ----
Cash and cash equivalents:
   Cash and due from banks                                    $   14,029       8,565
   Interest-bearing deposits with other financial
     institutions with maturities of three months or less         25,042       2,525
   Federal funds sold                                              8,000      14,400
                                                                --------    --------
       Total cash and cash equivalent                             47,071      25,490
                                                                --------    --------
Investment securities:
   Available-for-sale                                             61,400      43,707
   Held-to-maturity                                                  -       116,451
Loans:
   Commercial and financial                                       14,556       7,653
   Real estate construction and development                       13,793       9,072
   Real estate mortgage                                           14,796      12,862
   Consumer and installment                                      157,570     122,119
   Loans held for sale                                             7,253      21,029
                                                                --------    --------
       Total loans                                               207,968     172,735
   Unearned discount                                              (4,654)     (5,003)
   Allowance for possible loan losses                             (2,756)     (2,637)
                                                                --------    --------
       Net loans                                                 200,558     165,095
                                                                --------    --------

Office properties, furniture and equipment, net of
  accumulated depreciation                                         6,511      11,338
Accrued interest receivable                                        1,146       1,247
Foreclosed property, net                                           1,553       3,171
Deferred tax assets                                               12,517         -
Other assets                                                       1,034       2,109
                                                                --------    --------
       Total assets                                           $  331,790     368,608
                                                                ========    ========

                           BANCTEXAS GROUP INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets (Continued)
                  (dollars expressed in thousands, except per share data)

                                                                    December 31,
                                                              -----------------------
      Liabilities                                                1994         1993
      ------------                                               ----         ----
Deposits:
   Demand:
    Noninterest bearing                                       $   45,418      44,409
    Interest bearing                                              24,678      21,949
   Savings                                                        54,377      62,281
   Time deposits:
    Time deposits of $100 or more                                 23,063      21,712
    Other time deposits                                           94,034      92,546
                                                                --------    --------
      Total deposits                                             241,570     242,897
Federal funds purchased                                            4,800          -
Securities sold under agreements to repurchase                    19,433      95,208
Other short-term borrowings                                          809       1,096
Federal Home Loan Bank long-term advances                         19,412      10,918
Deferred tax liabilities                                           1,299         -
Accrued and other liabilities                                      3,699       2,483
Long-term debt                                                     1,054       1,054
                                                                --------    --------
      Total liabilities                                          292,076     353,656
                                                                --------    --------

      Stockholders' Equity
      ---------------------

Common stock:
   Common stock, $.01 par value; authorized 163,000,000
     and 50,000,000 shares at 12/31/94 and 12/31/93,
     respectively; issued and outstanding 20,554,025 shares
     and 19,583,025 shares as of December 31, 1994
     and 1993, respectively                                          206         196
   Class B common stock, $.01 par value; authorized
     60,000,000 shares, issued and outstanding
     37,500,000 shares as of December 31, 1994                       375         -
Capital surplus                                                   39,133     273,035
Retained earnings since elimination of accumulated
  deficit of $259,117 effective December 31, 1994                    -           -
Accumulated deficit                                                  -      (258,212)
Net fair value adjustment for securities available-
  for-sale                                                           -           (67)
                                                                --------    --------
    Total stockholders' equity                                    39,714      14,952
                                                                --------    --------
      Total liabilities and stockholders' equity              $  331,790     368,608
                                                                ========    ========


The accompanying notes are an integral part of the consolidated financial statements.

                           BANCTEXAS GROUP INC. AND SUBSIDIARIES
                           Consolidated Statements of Operations
                  (dollars expressed in thousands, except per share data)

                                                                     Year ended December 31,
                                                               -----------------------------------
                                                                  1994         1993        1992
                                                                  ----         ----        ----
Interest income:
   Interest and fees on loans                                  $  15,196      15,152      18,104
   Investment securities                                           6,965       6,650       6,367
   Federal funds sold                                                219         133         249
   Other                                                             269          31          15
                                                                 -------      ------      ------
      Total interest income                                       22,649      21,966      24,735
                                                                 -------      ------      ------
Interest expense:
   Deposits:
    Interest bearing demand                                          911         854         940
    Savings                                                        1,284       1,414       2,079
    Time deposits of $100 or more                                    852       1,226       1,580
    Other time deposits                                            4,073       4,183       5,147
   Securities sold under agreements to repurchase                  2,599       1,821       1,366
   Federal Home Loan Bank advances                                 1,175         133         -
   Long-term debt and other borrowings                               178         119         117
                                                                 -------      ------      ------
      Total interest expense                                      11,072       9,750      11,229
                                                                 -------      ------      ------
      Net interest income                                         11,577      12,216      13,506
Provision for loan losses                                          1,258         490         507
                                                                 -------      ------      ------
      Net interest income after provision for loan losses         10,319      11,726      12,999
                                                                 -------      ------      ------
Noninterest income:
   Service charges on deposit accounts                             1,596       1,716       1,785
   Loan sales and servicing income                                   328         899         442
   Other income                                                      572         210         299
   Gain (loss) on sales of securities, net                        (7,007)        243         103
                                                                 -------      ------      ------
      Total noninterest income (loss)                             (4,511)      3,068       2,629
                                                                 -------      ------      ------
Noninterest expense:
   Salaries and employee benefits                                  8,911       6,483       6,160
   Occupancy, net of rental income                                 1,321       1,348       1,464
   Furniture and equipment                                           843         919         691
   Federal Deposit Insurance Corporation premiums                    684         754         530
   Communications and supplies                                     1,058       1,060       1,042
   Legal, examination and professional fees                        1,203       1,580       1,517
   Data processing                                                   890         911         856
   Losses and expenses on foreclosed property                        192         166       1,128
   Litigation settlement expense                                     -           592         -
   Other                                                           1,072         762       1,174
                                                                 -------      ------      ------
      Total noninterest expense                                   16,174      14,575      14,562
                                                                 -------      ------      ------
Income (loss) before provision for income taxes
  and extraordinary item                                       $ (10,366)        219       1,066
Provision (credit) for income taxes                               (9,461)        -           364
                                                                 -------      ------      ------
   Income (loss) before extraordinary item                          (905)        219         702
Extraordinary tax benefit from net operating loss
  carryforward                                                       -           -           362
                                                                 -------      ------      ------
      Net income (loss)                                        $    (905)        219       1,064
                                                                 =======      ======      ======
Earnings (loss) per common share:
   Income (loss) before extraordinary item                     $    (.02)        .01         .03
   Extraordinary item                                                -           -           .02
                                                                 -------      ------      ------
   Net income (loss)                                           $    (.02)        .01         .05
                                                                 =======      ======      ======
Weighted average common stock and common stock
  equivalents outstanding (in thousands)                          36,412      23,301      23,117
                                                                 =======      ======      ======


The accompanying notes are an integral part of the consolidated financial statements.

                           BANCTEXAS GROUP INC. AND SUBSIDIARIES

                             Consolidated Statements of Changes
                                  in Stockholders' Equity
                            Three years ended December 31, 1994

                  (dollars expressed in thousands, except per share data)

                                                                                        Net fair
                                                                                    value adjustment
                                                      Class B              Retained  for securities    Total
                                          Common       common     Capital  earnings    available-  stockholders'
                                           stock        stock     surplus  (deficit)    for-sale      equity
                                           -----        -----     -------  ---------    --------      -----
Consolidated balances,
   January 1, 1992                       $   191         -       272,317    (259,495)        -        13,013

Year ended December 31, 1992:
   Consolidated net income                   -           -           -         1,064         -         1,064
   Exercise of stock options                   1         -            29         -           -            30
                                           -----       -----     -------    --------     -------      ------
Consolidated balances,
   December 31, 1992                         192         -       272,346    (258,431)        -        14,107

Year ended December 31, 1993:
   Consolidated net income                   -           -           -           219         -           219
   Exercise of stock options                   4         -            82         -           -            86
   Compensation paid in stock                -           -            67         -           -            67
   Shares issuable in settlement
      of litigation                          -           -           540         -           -           540
   Net fair value adjustment for
      securities available-for-sale          -           -           -           -           (67)        (67)
                                           -----       -----     -------    --------     -------      ------

Consolidated balances,
   December 31, 1993                         196         -       273,035    (258,212)        (67)     14,952

Year ended December 31, 1994:
   Consolidated net loss                     -           -           -          (905)        -          (905)
   Exercise of stock options                   6         -           130         -           -           136
   Compensation paid in stock                -           -            67         -           -            67
   Proceeds received from sale of
      37,500,000 shares of Class
      B common stock                         -           375      29,248         -           -        29,623
   Issuance of shares in connection
      with litigation                          4         -            (4)        -           -           -
   Net fair value adjustment for
      securities available-for-sale          -           -           -           -        (1,018)     (1,018)
   Effect of quasi-reorganization
      effective December 31, 1994            -           -      (263,343)    259,117       1,085      (3,141)
                                           -----       -----    --------    --------     -------      ------

Consolidated balances,
   December 31, 1994                     $   206         375      39,133         -           -        39,714
                                           =====       =====   =========    ========     =======     =======



The accompanying notes are an integral part of the consolidated financial statements.

                               BANCTEXAS GROUP INC. AND SUBSIDIARIES
                               Consolidated Statements of Cash Flows
                                                                                 Year ended December 31,
                                                                             -------------------------------
                                                                              1994        1993         1992
                                                                              ----        ----         ----
                                                                            (dollars expressed in thousands)
Operating activities:
   Net income (loss)                                                       $    (905)        219       1,064
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
       Provision for loan losses                                               1,258         490         507
       Provision for losses on foreclosed property                               305         382       1,148
       Credit for deferred income taxes                                       (9,461)        -           -
       Depreciation, amortization and accretion                                1,298       1,621       1,345
       Stock compensation and litigation settlement                               67         607         -
       (Gain) loss on sale of investment securities                            7,007        (243)       (103)
       Gain on sale of assets                                                    -          (139)       (175)
       Gain on sale of loans                                                    (38)        (698)       (372)
       Net (increase) decrease in other assets                                 1,424        (497)        416
       Net increase (decrease) in other liabilities                              968        (548)     (2,093)
       Proceeds from loans originated for sale                                55,587      37,917         -
       Loans originated for sale                                             (42,205)    (20,597)        -
                                                                             -------    --------     -------
         Net cash provided by operations                                      15,305      18,514       1,737
                                                                             -------    --------     -------
Investing activities:
   Proceeds from loan sales                                                      -           -        25,514
   Proceeds from maturities of investment securities                          24,345      62,929      21,988
   Proceeds from sales of investment securities                              106,845      15,142       9,337
   Purchase of investment securities                                         (41,562)   (125,170)    (72,707)
   Increase in loans (excluding loans originated for sale)                   (51,184)    (11,194)    (21,169)
   Recoveries on loans previously charged off                                  1,119       1,001       1,615
   Proceeds from sales of foreclosed property                                  1,313       1,437       1,901
   Purchases of office properties, furniture and equipment,
     net of retirements                                                         (264)       (615)       (351)
                                                                             -------    --------     -------
         Net cash provided (used) by investing activities                     40,612     (56,470)    (33,872)
                                                                             -------    --------     -------
Financing activities:
   Net increase (decrease) in deposits                                        (1,327)    (27,833)     19,144
   Net increase (decrease) in securities sold under agreements
     to repurchase                                                           (75,775)     62,738      13,070
   Net increase (decrease) in other short-term borrowings                      4,513        (269)        739
   Net proceeds from issuance and sale of Class B
     common stock                                                             29,623         -           -
   Federal Home Loan Bank long-term advances and other
     long-term debt                                                            8,494      10,906         -
   Proceeds from exercise of stock options                                       136          86          30
                                                                             -------    --------     -------
         Net cash provided (used) by financing activities                    (34,336)     45,628      32,983
                                                                             -------    --------     -------
Net increase in cash and cash equivalents                                     21,581       7,672         848
Cash and cash equivalents, January 1                                          25,490      17,818      16,970
                                                                             -------    --------     -------
Cash and cash equivalents, December 31                                     $  47,071      25,490      17,818
                                                                             =======    ========     =======
Supplemental disclosure of cash paid for interest                          $  10,994       9,839      11,485
                                                                             =======    ========     =======
Supplemental disclosure of noncash investing and
   financing activities:
     Additions to foreclosed property                                      $     -           -         1,147
                                                                             =======    ========     =======
     Subsequent loans to facilitate the sale of foreclosed
       property                                                            $     123         358          42
                                                                             =======    ========     =======
     Transfer of investment securities to available-for-sale               $ 114,552      43,707         -
                                                                             =======    ========     =======

The accompanying notes are an integral part of the consolidated financial statements.

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements



(1)   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      The accompanying consolidated financial statements of BancTEXAS Group Inc. and subsidiaries (BancTEXAS or the Company) have been prepared in accordance with generally accepted accounting principles and conform to practices prevalent among financial institutions. The following is a summary of the more significant policies followed by BancTEXAS:


      Business


      BancTEXAS provides a full range of banking services to individual and corporate customers through its subsidiary bank, BankTEXAS N.A. (the
      Bank), located in Houston, Dallas, McKinney and Irving, Texas.
      BancTEXAS and the Bank are subject to regulations of various federal agencies and undergo periodic examinations by these regulatory agencies.


      Basis of Presentation


      In preparing the consolidated financial statements, management is required to make estimates and assumptions which significantly affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet. The most significant estimate, which is particularly susceptible to significant change in the near-term, relates to the determination of the allowance for possible loan losses.


      As discussed in Note 2, the Board of Directors of BancTEXAS elected to implement an accounting adjustment referred to as a "quasi-reorganization", effective December 31, 1994. In accordance with accounting provisions applicable to a quasi-reorganization, the assets and liabilities of BancTEXAS have been adjusted to their fair values and the accumulated deficit in retained earnings has been eliminated.


      Principles of Consolidation


      The consolidated financial statements include the accounts of the parent company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.


      Cash and Cash Equivalents


      The Bank maintains deposit balances with various banks which are necessary for check collection and account activity charges. Cash in excess of immediate requirements is invested on a daily basis in federal funds or interest-bearing deposits with other financial institutions. Cash, due from banks, federal funds sold, and interest-bearing deposits with original maturities of three months or less are considered to be cash and cash equivalents for purposes of the consolidated statements of cash flows.


      The Bank is required to maintain certain daily reserve balances in accordance with regulatory requirements. These reserve balances were $2,756,000 and $2,637,000 at December 31, 1994 and 1993, respectively.

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements


      Investment Securities


      BancTEXAS adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) at December 31, 1993. Under SFAS 115, BancTEXAS classifies the debt and equity securities within its investment portfolio at the time of purchase as being held-to-maturity or available-for-sale. This classification is made at the time of purchase, except for the reclassification of investment securities in September 1994 described in Note 4. At December 31, 1994, all investment securities are classified as available-for-sale. BancTEXAS does not engage in the trading of investment securities.


      Investment securities designated as held-to-maturity are those debt securities which BancTEXAS has the positive intent and ability to hold until maturity. Held-to-maturity securities are stated at amortized cost, in which the amortization of premiums and accretion of discounts are recognized over the contractual maturities or estimated lives of the individual securities using the level-yield method.


      Investment securities classified as available-for-sale are those debt and equity securities for which BancTEXAS has no immediate plan to sell, but which may be sold in the future if circumstances warrant. Available-for-sale securities are stated at current fair value.
      Realized gains and losses are included in other noninterest income upon commitment to sell, based on the amortized cost of the individual security sold. Unrealized holding gains and losses are recorded, net of related income tax effects, in a separate component of stockholders' equity. All previous fair value adjustments included in stockholders' equity are reversed upon sale.


      Transfers of securities between categories are recorded at fair value at the date of transfer.


      Loans


      Interest and fees on commercial, real estate and simple interest installment loans are recognized in income using the interest method. Interest on other installment loans is recorded under the sum-of-the-digits method, which approximates the interest method. Loans held for portfolio are stated at cost as BancTEXAS has the ability and it is management's intention to hold them to maturity. Loans held for sale are stated at lower of cost or fair value. Fair value is estimated based on the present values of the expected cash flows from principal amortization assuming historical prepayment experience and appropriate risk-adjusted spreads to the U.S. Treasury curve. Gains or losses recognized upon the sale of loans are determined on a specific identification basis.


      The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. Generally, payments received on nonaccrual loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.


      Loan Origination Fees


      Loan origination and commitment fees and certain direct loan origination costs relating to loans retained in the portfolio are deferred and amortized over the expected lives of the loans using a method which approximates the level yield method. Deferred fees and costs relating to loans which are sold are included in the basis of the loans for purposes of determining gain or loss.

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements




      Allowance for Possible Loan Losses


      The allowance for possible loan losses is maintained at a level considered adequate to provide for potential losses. The provision for possible loan losses is based on periodic analysis of the loans held for portfolio and sale, considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, and payment experience. In addition to the allowance for estimated losses on identified problem loans, an overall unallocated allowance is established to provide for unidentified credit losses which are inherent in the portfolio. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.


      Office Properties, Furniture and Equipment


      As discussed in Note 2, effective December 31, 1994, the Board of Directors of BancTEXAS elected to implement a quasi-reorganization pursuant to which the assets and liabilities of BancTEXAS have been adjusted to their fair values. As a result of this, the carrying values of the office properties were reduced by $4,363,000. Prior to December 31, 1994, office properties, furniture and equipment were stated at cost, in accordance with applicable requirements.


      Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the useful life of the improvement or the term of the lease. Office properties and improvements are depreciated over 40 years. Furniture, fixtures and equipment are depreciated over two to ten years. Maintenance and repairs that do not extend the useful life of the office properties and equipment are charged to expense as incurred.


      Foreclosed Property


      Foreclosed property, consisting of real estate acquired through foreclosure or deed in lieu of foreclosure and other repossessed assets, is stated at the lower of fair value less applicable selling costs or cost at the time the property is acquired. The excess of cost over fair value of the property at the date of acquisition is charged to the allowance for possible loan losses. Declines in the fair value below cost are recognized as a valuation allowance. If the fair value subsequently increases above its carrying value, the valuation allowance is reduced, but not below zero. Increases or decreases in the valuation allowance are charged or credited to operations.


      The valuation of foreclosed property is subjective in nature and may be adjusted in the future because of changes in economic conditions or by review by regulatory examiners.


      Gains on sales of foreclosed properties are recognized when the title has passed to the purchaser, minimum down payment requirements have been met, the terms of any notes received by BancTEXAS satisfy continuing payment requirements, and BancTEXAS is relieved of any requirement for continued involvement in the properties. Losses on sales are recognized as incurred.

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements




      Income Taxes


      BancTEXAS and all of its subsidiaries, except CSWI International Finance N.V. (CSWI), join in filing consolidated Federal income tax returns. Each subsidiary pays its allocation of federal income taxes to BancTEXAS, or receives payment from BancTEXAS to the extent that tax benefits are realized. Separate state franchise tax returns are filed in Texas, Delaware and Nevada for the appropriate entities.


      In February 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires a change from the deferred method of accounting for income taxes, pursuant to Accounting Principles Board Opinion No. 11 (APB 11), to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.


      Effective January 1, 1993, BancTEXAS adopted SFAS 109. There was no one-time cumulative effect of this change in accounting for income taxes at that date, because a valuation reserve was established in an amount equal to the net deferred tax asset. However, as a result of the private placement of Class B common stock during the year ended December 31, 1994 described in Note 2, the probability of the realization of the net deferred tax assets was substantially increased. Therefore, a credit for income taxes of $9,461,000 was recorded for the year ended December 31, 1994. See Note 11.


      Pursuant to the deferred method under APB 11, which was applied in 1992 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.


      Securities Sold Under Agreements to Repurchase


      BancTEXAS enters into sales of securities under agreements to repurchase at a specified future date. Such repurchase agreements are considered financing agreements and, accordingly, the obligation to repurchase assets sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by debt and mortgage-backed securities.


      Financial Instruments


      A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.


      During 1994, the FASB issued SFAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS
      119). SFAS 119 requires disclosures about the amounts, nature, and terms of derivative financial instruments that are

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements



      not subject to SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk" because they do not result in off-balance-sheet risk of accounting loss. SFAS 119 is effective for financial statements issued for fiscal years ending after December 15, 1994. The Company implemented SFAS 119 on December 31, 1994, which resulted in no effect on the consolidated financial statements other than the additional disclosure requirements presented in Note 19.


      Financial Instruments with Off-Balance Sheet Risk


      BancTEXAS uses financial instruments to reduce the interest rate risk arising from its financial assets and liabilities. These instruments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets. "Interest rate risk" is defined as the possibility that interest rates may move unfavorably from the perspective of the Company. The risk that a counterparty to an agreement entered into by the Company may default is defined as "credit risk". These financial instruments include interest rate cap agreements and interest rate futures contracts.


      BancTEXAS is party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These commitments involve elements of interest rate and credit risk in excess of the amount recognized in the consolidated balance sheets.


      Interest Rate Cap Agreements


      The Company enters into interest rate cap agreements to manage interest rate risk. The purpose of this is to reduce the future impact of unfavorable interest rate fluctuations on certain of the Company's interest-bearing liabilities. Interest rate cap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest expense of the related liability. Premiums and fees paid upon the purchase of interest rate cap agreements are amortized to interest expense over the life of the agreements using the interest method. In the event of early termination of an interest rate cap agreement, the net proceeds received or paid are deferred and amortized over the shorter of the remaining contract life or the maturity of the related liability. If however, the amount of the underlying hedged liability is repaid, then the gain or loss on the agreement is recognized immediately in the consolidated statements of operations. The unamortized premiums and fees paid are included in other assets in the accompanying consolidated balance sheets.


      Interest Rate Futures Contracts


      Interest rate futures contracts are utilized to manage the interest rate risk of the available-for-sale securities portfolio. Gains and losses on interest rate futures, which qualify as hedges, are deferred. Amortization of the net deferred gains or losses is applied to the interest income of the available-for-sale securities portfolio using the straight-line method. The net deferred gains and losses are applied to the carrying value of the available-for-sale securities portfolio as part of the mark to market valuation. In the event the hedged assets are sold, the related gain or loss of the interest rate futures contract is immediately recognized in the statement of operations.

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements


      Regulatory Environment


      Regulatory requirements for bank capital changed on December 31, 1990 to a risk-based measurement system that also includes leverage requirements. Overall, the risk-based capital guidelines primarily define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of capital requirements. At December 31, 1994, the Bank was in compliance with all regulatory capital requirements.


      On December 9, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) became law. FDICIA substantially revises bank regulatory, deposit insurance and funding provisions of the Financial Deposit Insurance Act and makes revisions to several other banking statutes. Based generally on capital ratios, FDICIA classifies financial institutions into five categories. At December 31, 1994, the Bank's capital ratios exceeded those levels necessary to be considered in the "adequately capitalized" category.


      Earnings (Loss) Per Share


      Earnings (loss) per share is calculated by dividing net income (loss), by the weighted average number of common shares and common stock equivalents outstanding.


      Reclassifications


      Certain 1993 and 1992 amounts have been reclassified to conform with the 1994 presentation.

(2)   FINANCIAL RESTRUCTURING


      On August 31, 1994, BancTEXAS issued and sold for $30 million in a private placement 37,500,000 shares of Class B common stock (the "Class
      B Stock") to First Banks, Inc. (First Banks), a multi-bank holding company headquartered in St. Louis, Missouri. The Class B Stock is generally equivalent to the Company's other class of common stock
      (the "Common Stock"), except that it is not registered or transferable by First Banks, other than to an affiliated entity, and has dividend rights which are junior to those of the Company's Common Stock. From the net proceeds of this private placement, after issuance expenses of $377,000, $17 million was contributed to the capital of the Bank. The remainder is held by BancTEXAS for future use in connection with acquisitions or other corporate purposes. As a result of this transaction, First Banks owned 64.6% of the total outstanding voting stock as of December 31, 1994.


      Recognizing the substantial transition which the Company had experienced in recent years, culminating in the sale of the Class B Stock, the Board of Directors elected to implement a quasi-reorganization, effective December 31, 1994. This resulted in restating the carrying values of assets and liabilities to their current fair values, and eliminating the deficit in retained earnings which had accumulated over many years. The principal adjustments necessary to revalue the balance sheet were the reduction in the value of office properties by $4,363,000 and an increase in deferred tax assets of $1,222,000. These adjustments resulted in a net reduction of consolidated stockholders' equity, but did not affect the results of operations or cash flow for the year ended December 31, 1994. At the same time, the accumulated deficit in retained earnings of $259,117,000 and the net fair value adjustment for securities available-for-sale of $1,085,000 were eliminated by a reduction in capital surplus. Management determined that in view of the many changes which had occurred within the Company, the factors which had given rise to the losses which had been accumulated had

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements




      been eliminated. Consequently, the quasi-reorganization established a more appropriate basis upon which to evaluate the financial position and results of operations of BancTEXAS in the future.

(3)   MERGER WITH FIRST BANK/LAS COLINAS


      On December 31, 1992, the Bank acquired First Bank/Las Colinas in a transaction which was accounted for as a pooling of interests. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of BancTEXAS and First Bank/Las Colinas are combined and carried forward at their previously recorded amounts. Accordingly, the consolidated statement of operations for the year ended December 31, 1992 includes the results of operations of First Bank/Las Colinas. There were no intercompany transactions between the companies at the time of the merger. In the merger, BancTEXAS issued 2.2 million shares of stock to the shareholders of First Bank/Las Colinas.

(4)   INVESTMENT SECURITIES


      During 1994, management reviewed its portfolio of mortgage-backed securities, and the methods which it was employing to fund those securities, in the context of the rapidly increasing interest rate environment which existed most of the year. As a result of this review, it determined that its original intent to hold the majority of these securities to maturity was no longer appropriate. Consequently, in September 1994, the Company reclassified all the remaining securities within its held-to-maturity portfolio as available-for-sale, and sold an aggregate of $113,852,000 of these securities, resulting in a realized loss of $7,055,000. The proceeds from this sale were primarily used to reduce securities sold under agreements to repurchase and other short-term borrowings. As part of the financial restructuring discussed in Note 2, the carrying values of the investment portfolio were restated to current fair values at December 31, 1994. This adjustment eliminated the Company's net fair value adjustment for securities available-for-sale of $1,085,000. As of December 31, 1994, all of the securities in the investment portfolio were classified as available-for-sale.

      The amortized cost, gross unrealized holding gains, gross unrealized holding losses and estimated fair values of investments securities at December 31, 1994 and 1993 were as follows:

                                                                              Gross          Gross
                                                            Amortized       unrealized     unrealized    Estimated
                                                              cost        holding gains  holding losses  fair value
                                                              ----        -------------  --------------  ----------
                                                                        (dollars expressed in thousands)
      December 31, 1994:
      -------------------
      Available-for-sale:
       U.S. Government agencies
        and corporations:
         Mortgage-backed securities                         $  52,938           -              -            52,938
         Other                                                    300           -              -               300
       Federal Home Loan and
         Federal Reserve Bank stock                             8,162           -              -             8,162
                                                              -------        -------        -------        -------
            Total                                           $  61,400           -              -            61,400
                                                              =======        =======        =======        =======

                                     BANCTEXAS GROUP INC. AND SUBSIDIARIES

                                   Notes to Consolidated Financial Statements

                                                                              Gross          Gross
                                                            Amortized       unrealized     unrealized     Estimated
                                                              cost        holding gains  holding losses  fair value
                                                              ----        -------------  --------------  ----------
                                                                        (dollars expressed in thousands)
      December 31, 1993:
      -------------------
      Available-for-sale:
       U.S. Treasury securities                             $     144           -              -               144
       U.S. Government agencies
        and corporations - mortgage-
        backed securities                                      43,630           -               67          43,563
                                                              -------        -------        ------         -------
            Total                                              43,774           -               67          43,707
                                                              =======        =======        ======         =======
      Held-to-maturity:
       U.S. Treasury securities                             $   1,781           -                7           1,774
       U.S. Government agencies
        and corporations - mortgage-
        backed securities                                     109,644           -            1,100         108,544
       Federal Home Loan and
        Federal Reserve Bank stock                              5,026           -              -             5,026
                                                              -------        -------        ------         -------
            Total                                           $ 116,451           -            1,107         115,344
                                                              =======        =======        ======         =======

      The carrying values, by contractual maturity, at December 31, 1994 and 1993 are presented below. The expected maturities of mortgage-backed securities differ from contractual maturities since the borrowers have the right to call or prepay the obligations with or without prepayment penalties.

                                                              Over one   Over five                Weighted
                                                 One year      through    through      Over        average
                                                 or less     five years  ten years   ten years      yield
                                                 -------     ----------  ---------   ---------      -----
                                                              (dollars expressed in thousands)
      December 31, 1994:
      ------------------
      U.S. Government agencies
       and corporations:
         Mortgage-backed securities             $  12,803         -        24,432      15,703        7.15%
         Other                                        -           300         -           -          6.17
      Federal Home Loan and Federal
       Reserve Bank stock (no stated
       maturity)                                    8,162         -           -           -          5.89
                                                  -------      ------     -------     -------      ------
            Total                               $  20,965         300      24,432      15,703        6.89%
                                                  =======      ======     =======     =======      ======
            Weighted average yield                   6.07%       5.70        7.73        6.24%
                                                  =======      ======     =======     =======

      December 31, 1993
      -----------------
      U.S. Treasury securities                  $   1,625         300         -           -          3.31%
      U.S. Government agencies
       and corporations - mortgage-
       backed securities                              -           -        26,914     126,293        4.73
      Federal Home Loan and Federal
       Reserve Bank stock (no stated
       maturity)                                    5,026         -           -           -          5.22
                                                  -------      ------     -------     -------      ------
            Total                               $   6,651         300      26,914     126,293        4.73%
                                                  =======      ======     =======     =======      ======
            Weighted average yield                   4.74%       3.61        5.16        4.64%
                                                  =======      ======     =======     =======

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements




      Proceeds from sale of investment securities were $106,845,000, $15,142,000 and $9,337,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Gross gains of $48,000, $243,000 and $103,000 were realized for the years ended December 31, 1994, 1993 and 1992, respectively. Gross losses of $7,055,000 were realized in the year ended December 31, 1994. No losses were realized in the years ended December 31, 1993 or 1992.


      The Bank maintains investments in the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank (FRB). These investments are recorded at cost, which represents redemption value. The investment in FLHB stock is maintained at a minimum amount equal to the greater of 1% of the aggregate outstanding balance of loans secured by residential real estate, or 5% of advances from the FHLB. The investment in the FRB stock is maintained at a minimum of 6% of the Bank's capital stock and capital surplus.


      Investment securities with a carrying value of approximately $40,045,000 at December 31, 1994 were pledged in connection with deposits of public and trust funds, securities sold under agreements to repurchase and for other purposes required by law.

(5)   LOANS

      Included in the loan portfolio were $6.6 million of installment loans and $675,000 of mortgage loans at December 31, 1994, and $15.4 million of installment loans and $5.6 million of mortgage loans at December 31, 1993 that are classified as available-for-sale.

      Changes in the allowance for possible loan losses for years ended
      December 31, were as follows:
                                                            1994         1993        1992
                                                            ----         ----        ----
                                                          (dollars expressed in thousands)
      Balance, January 1                                  $  2,637       3,044       4,479
                                                            ------      ------      ------
      Loans charged-off                                     (2,258)     (1,898)     (3,557)
      Recoveries of loans previously charged-off             1,119       1,001       1,615
                                                            ------      ------      ------
          Net loans charged-off                             (1,139)       (897)     (1,942)
      Provision for possible loan losses charged
        to operations                                        1,258         490         507
                                                            ------      ------      ------
      Balance, December 31                                $  2,756       2,637       3,044
                                                            ======      ======      ======

      Loans on which interest is not being accrued amounted to $293,000 and $622,000 at December 31, 1994 and 1993, respectively. Nonperforming loans include loans on which interest is not being accrued, loans past due 90 days or more on which interest is still being accrued and loans restructured with respect to principal or interest because of the financial deterioration of the borrower. Interest on nonaccrual loans, which would have been recorded under the original terms of the loans was as follows:

                                    38

                      BANCTEXAS GROUP INC. AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

                                                                Year ended December 31,
                                                            -------------------------------
                                                              1994        1993        1992
                                                              ----        ----        ----
                                                           (dollars expressed in thousands)
      Income that would have been recorded in
        accordance with original terms                      $   15          54         252
      Income actually recorded                                 (14)         (2)         -
                                                              ----         ---         ---
          Income not recorded                               $    1          52         252
                                                              ====         ===         ===

      In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan "(SFAS 114). SFAS 114 was amended by SFAS 118. SFAS 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral, if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the loan's contractual terms. BancTEXAS was required to adopt SFAS 114, as amended by SFAS 118, effective January 1, 1995. The adoption did not have a material impact on the Company's consolidated financial position or results of operations.

(6)   OFFICE PROPERTIES, FURNITURE AND EQUIPMENT

      As part of the financial restructuring discussed in Note 2, effective December 31, 1994, carrying values of the Company's office properties, furniture and equipment were adjusted to their current fair values and the balance of accumulated depreciation was eliminated. As a result of this procedure, total office properties, net of accumulated depreciation, were reduced by an aggregate of $4,363,000.

      Office properties, furniture and equipment were comprised of the following at December 31:

                                                1994         1993
                                                ----         ----
                                        (dollars expressed in thousands)
      Land                                    $  1,806       2,424
      Buildings and improvements                 3,732      10,670
      Furniture, fixtures and equipment            928       4,202
      Leasehold improvements                       -         2,217
      Construction in progress                      45         -
                                                ------     -------
            Total                                6,511      19,513

      Less accumulated depreciation and
        amortization                               -        (8,175)
                                                ------     -------
            Office properties, furniture and
              equipment, net                  $  6,511      11,338
                                                ======     =======

      Depreciation expense for the years ended December 31, 1994, 1993 and 1992 totaled $728,181, $822,709 and $853,845, respectively.

                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

               Notes to Consolidated Financial Statements



(7)   FORECLOSED PROPERTY

      BancTEXAS' foreclosed property at December 31, was as follows:
                                                            1994         1993        1992
                                                            ----         ----        ----
                                                          (dollars expressed in thousands)
      Foreclosed property                                 $  1,769       3,271       5,625
      Allowance for losses on foreclosed property             (216)       (100)       (414)
                                                            ------      ------      ------
            Foreclosed property, net                      $  1,553       3,171       5,211
                                                            ======      ======      ======

      Changes in the allowance for losses on foreclosed property for the years ended December 31 were as follows:
                                                            1994         1993       1992
                                                            ----         ----       ----
                                                          (dollars expressed in thousands)

      Balance at beginning of year                        $   100         414         390
      Provision for losses                                    305         382       1,148
      Charge-offs                                            (189)       (696)     (1,124)
                                                            -----       -----     -------

          Balance at end of year                          $   216         100         414
                                                            =====       =====     =======

      Net operating expenses relating to foreclosed property were $192,000, $166,000 and $1,128,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Net operating expenses include the provision for losses on foreclosed property, gains and losses from sales of foreclosed assets, real estate taxes, insurance and other costs, net of any related rental income.

(8)   SHORT-TERM BORROWINGS

      BancTEXAS satisfies its short-term borrowing requirements through the use of Federal funds purchased and securities sold under repurchase agreements generally on a daily basis. Repurchase agreements are borrowings which have a maturity of less than a year. Investment securities and interest-bearing deposits with FHLB of $17.4 million and $24.5 million, respectively, are pledged as collateral for these short-term borrowings. Other short-term borrowings include notes payable to the Federal Reserve Bank for Treasury, Tax and Loan Deposits, and various other borrowings that have maturities of less than one year.

      Information relating to these short-term borrowings for the years ended
      December 31 is provided below:
                                                             1994          1993        1992
                                                             ----          ----        ----
                                                          (dollars expressed in thousands)
      Securities sold under repurchase agreements:
        Balance at year-end                                $  19,433      95,208      32,470
        Average daily balance                                 65,226      51,991      33,866
        Maximum month-end balance                            111,588      95,208      50,221
        Average annual interest rate                            3.96%       3.50        4.03
        Weighted average interest rate at year-end              6.35        3.33        3.99

                                BANCTEXAS GROUP INC. AND SUBSIDIARIES

                              Notes to Consolidated Financial Statements

                                                              1994          1993        1992
                                                              ----          ----        ----
                                                            (dollars expressed in thousands)
      Federal funds purchased and
       other short-term borrowings:
        Balance at year-end                                 $  5,609       1,096       1,365
        Average daily balance                                  2,011         819         746
        Maximum month-end balance                              5,609       1,227       1,422
        Average annual interest rate                            4.14%       2.93        2.95
        Weighted average interest rate at year-end              6.36        2.73        2.78

(9)   FEDERAL HOME LOAN BANK ADVANCES

      Advances from the FHLB at December 31 are as follows:
                                                              1994         1993
                                                              ----         ----
                                                     (dollars expressed in thousands)
      Amortizing advances maturing in:
        1995                                               $   5,032         -
        1998                                                   3,673       4,918
      Single payment advances maturing in:
        1995                                                   7,868       3,000
        1996                                                   2,839       3,000
                                                             -------     -------

          Total advances                                   $  19,412      10,918
                                                             -------     -------

          Weighted average interest rate                        7.47%       4.44%
                                                             =======     =======

      Mortgage-backed securities of $22.6 million are pledged as collateral for these advances.

(10)  LONG-TERM DEBT

      At December 31, 1994 and 1993, CSWI, a wholly owned subsidiary of BancTEXAS, had $1,054,000 of 9% convertible subordinated debentures due May 15, 1996. These debentures are guaranteed by BancTEXAS and are convertible into common stock of BancTEXAS at $406.25 per share. At December 31, 1994, BancTEXAS had reserved 2,594 shares of its common stock for conversion of these debentures.

(11)  INCOME TAXES

      As discussed in Note 1, BancTEXAS adopted SFAS 109 effective January 1, 1993. There was no one-time cumulative effect of this change in accounting for income taxes because a valuation reserve was established in an amount equal to the net deferred tax asset.


      Total income tax credits for the year ended December 31, 1994 were allocated $9,461,000 to operations, $535,000 to stockholders' equity for the tax effect of unrealized holding losses on available-for-sale securities and $1,222,000 to the tax effect of the quasi-reorganization.

                           BANCTEXAS GROUP INC. AND SUBSIDIARIES

                         Notes to Consolidated Financial Statements



      Income tax expense (benefit) attributable to income from continuing operations for the years ended December 31 consists of:
                                                 1994         1993        1992
                                                 ----         ----        ----
                                                 (dollars expressed in thousands)
      Current income tax expense:
        Federal                                $    -           -            -
        State                                       -           -            -
                                                 ------      -------     -------
            Total current income tax expense   $    -           -            -
                                                 ------      -------     -------

      Deferred income tax expense (credit):
        Federal                                $ (9,461)        -            364
        State                                       -           -            -
                                                 ------      -------     -------
            Total income tax expense (credit)  $ (9,461)        -            364
                                                 ======      =======     =======

      The effective rates of federal income taxes for the years ended December
      31 differ from statutory rates of taxation as follows:
                                                         1994                  1993                    1992
                                                 ---------------------  --------------------    --------------------
                                                  Amount      Percent    Amount     Percent      Amount     Percent
                                                  ------      -------    ------     -------      ------     -------
                                                              (dollars expressed in thousands)
      Income (loss) before income
        taxes and extraordinary item            $ (10,366)              $    219                 $1,066
                                                  =======                 ======                  =====

      Tax at federal income tax rate            $  (3,628)     (35.0)%  $     77        35.0%    $  362       34.0%
      Reasons for difference in federal
        income tax and effective rate:
          Change in the deferred tax
            valuation allowance                   (35,346)    (340.9)     (3,904)   (1,782.6)       -          -
          Change in tax attributes avail-
            able to be carried forward             29,373      283.3       3,827     1,747.6        -          -
          Change in tax credit
            carryforwards                             140        1.4         -           -            2        -
                                                  -------     ------      ------    --------      -----     ------

            Tax at effective rate               $  (9,461)     (91.2)%       -           -  %    $  364       34.0%
                                                  =======     ======    $ ======    ========      =====     ======

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for periods after the adoption of SFAS 109 are as follows:

                                                                 December 31,
                                                              ------------------
                                                              1994          1993
                                                              ----          ----
                                                       (dollars expressed in thousands)
      Deferred tax assets:
        Allowance for possible loan losses                  $    965         562
        Foreclosed property                                    2,191       7,382
        Book losses on investment securities not
          currently allowable for tax purposes                 1,431         262
        Postretirement medical plan                              372         -
        Quasi-reorganization adjustment of office
          properties                                           1,527         -
        Other                                                    393         613

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements

                                                         December 31,
                                                      ----------------
                                                      1994        1993
                                                      ----        ----
                                              (dollars expressed in thousands)

Deferred tax assets (continued):
  Net operating loss carryforwards                    8,582       31,125
  Tax credit carryforwards                              -            140
                                                    -------      -------
    Gross deferred tax assets                        15,461       40,084

  Valuation allowance                                (2,944)     (38,290)
                                                    -------      -------
    Net deferred tax assets                        $ 12,517        1,794
                                                    =======      =======
Deferred tax liabilities:
  Office properties, furniture and equipment       $    706          735
  Safe harbor leases                                    499          666
  Other                                                  94          393
                                                    -------      -------
    Gross deferred tax liabilities                    1,299        1,794
                                                    -------      -------
    Net deferred tax assets                        $ 11,218          -
                                                    =======      =======

Changes to the deferred tax assets valuation allowance for the years ended December 31 were as follows:

                                                      1994        1993
                                                      ----        ----
                                              (dollars expressed in thousands)

Balance, January 1                                 $ 38,290      42,194
Current year deferred provision, change in
  deferred tax valuation allowance                  (35,346)     (3,904)
                                                    -------      ------
Deferred tax assets valuation allowance,
  December 31                                      $  2,944      38,290
                                                    =======      ======

      Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1994, will be credited directly to capital surplus under the terms of the quasi-reorganization described in Note 2 and the provisions of SFAS 109.

      With the completion of the sale of the Class B common stock described in
      Note 2, the Internal Revenue Code provides that the net operating loss carryforwards generated prior to the transaction are subject to an annual limitation for all subsequent tax years. This annual limitation is $1,362,000. The amount of the limitation is equal to the total value of BancTEXAS stock issued and outstanding immediately prior to the acquisition multiplied by the federal long-term tax-exempt rate at the time. If taxable income for a post-transaction year does not equal or exceed the annual limitation, the unused limitation is carried forward to increase the limitation amount for the succeeding years until the excess limitation is utilized. This does not affect the original expiration dates of the net operating loss. The order in which the attributes can be utilized is specified in the Internal Revenue Code.

      Subsequent to the completion of the private placement of Class B common stock, a detailed analysis of the net operating loss and tax credit carryforwards was performed. A large portion of the net operating losses and all of the tax credit carryforwards will expire prior to their utilization, and were therefore removed from the analysis. This is reflected in the reduction in the valuation allowance. After giving effect to the applicable limitations in the Internal Revenue Code, for federal income tax purposes, BancTEXAS had net operating loss

                BANCTEXAS GROUP INC. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements


      carryforwards of approximately $24,519,000 available to offset future taxable income. These net operating loss carryforwards expire as follows (dollars expressed in thousands):

Year ending December 31:
  1996                                               $    858
  1998                                                  4,140
  1999                                                  2,271
  2000                                                    103
  2001 through 2009                                    17,147
                                                      -------
  Total net operating loss carryforwards             $ 24,519
                                                      =======

      The remaining net deferred tax assets were reevaluated to determine whether it is more likely than not that the deferred tax assets will be recognized in the future. With the completion of the private placement of Class B common stock and the receipt of the resulting cash proceeds of $30 million, BancTEXAS will be capable of pursuing acquisitions, expanding its services and reducing its reliance on borrowed funds. BancTEXAS and First Banks have formulated a plan to further reduce operating costs and expand into other revenue generating areas. First Banks will be offering to provide certain services at substantially reduced costs such as data processing, item processing, loan servicing, commercial non-credit services, accounting and tax assistance and various insurance programs. By utilizing the services and personnel available from First Banks, implementing various other cost reduction plans, and pursuing its acquisition objectives, BancTEXAS' management believes it is more likely than not that its income will be increased to a level that permits utilization of all or a substantial portion of net deferred tax assets including NOL carryforwards. Taking all positive and negative criteria into consideration, it was determined that the allowance established should be reduced to $2,944,000.

(12)  EMPLOYEE BENEFIT PLANS

      Pension Plan

      BancTEXAS has a noncontributory defined benefit pension plan covering substantially all officers and employees. Under the plan, retirement benefits are computed primarily based on the years of service and the highest five-year average salary during the last ten years of service. It is the policy of BancTEXAS to fund the net periodic pension cost, but not less than the minimum required nor greater than the maximum deductible contribution determined in accordance with applicable income tax regulations. During 1994, BancTEXAS discontinued the accumulation of benefits under the plan. As a result of this change, total expense with respect to the defined benefit pension plan was $1,064,000 for the year ended December 31, 1994. Contributions to the plan were $512,000, $268,000 and $40,000 for the plan years 1994, 1993 and 1992, respectively.

                       BANCTEXAS GROUP INC. AND SUBSIDIARIES

                    Notes to Consolidated Financial Statements

      The following table shows the plan's funded status as follows:

                                                                     January 1,
                                                                   ------------------
                                                                    1994        1993
                                                                    ----        ----
                                                            (dollars expressed in thousands)

Actuarial present value of benefit obligations:
  Vested benefits                                                  $ 7,435        7,665
  Nonvested benefits                                                    73          174
                                                                    ------       ------
    Accumulated benefit obligations                                  7,508        7,839

Effect of projected future compensation levels                         -            752
                                                                    ------       ------
Projected benefit obligation                                         7,508        8,591
Plan assets at fair value                                            7,882        7,981
                                                                    ------       ------
Plan assets (in excess of) deficient from projected
  benefit obligation                                                  (374)         610
Unrecognized net loss from past experience different
  from that assumed and effects of changes in assumptions              -         (1,783)
Unrecognized transition asset being amortized over 11 years            -            815
                                                                    ------       ------
    Prepaid pension cost                                           $  (374)        (358)
                                                                    ======       ======

Net periodic pension expense (income) cost for the years ended December
31, 1994, 1993 and 1992 included the following:
                                                                    1994         1993        1992
                                                                    ----         ----        ----
                                                                  (dollars expressed in thousands)
Service cost - benefits earned during the period                  $   289         262         241
Interest cost on projected benefit obligation                         572         563         562
Actual return on assets                                               161        (832)       (388)
Net amortization and deferral                                          42          47        (494)
                                                                    -----        ----       -----
    Net periodic pension expense (income)                         $ 1,064          40         (79)
                                                                    =====        ====       =====

      The weighted average assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 7.00%, 7.75% and 8.00% on January 1, 1994, 1993 and 1992, respectively. The projected rate of increase in future salary levels was 4.5% in 1994, 4.5% in 1993, and 5.0% in 1992. The expected long-term rate of return on assets used in determining the net pension cost was 8.0% for 1994, 8.5% for 1993 and 9.5% in 1992. The plan assets consist of money market funds, bank managed common trust funds and corporate securities.

      Employees 401(k) Plan

      BancTEXAS has a 401(k) Plan which constitutes a qualified cash or deferred profit sharing plan under Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan is administered by a committee appointed by the Board of Directors of the Company. The assets of the 401(k) Plan are held and managed under a trust agreement with the trust department of an unaffiliated bank.

      Prior to the year ended December 31, 1994, BancTEXAS contributed between ten and twenty percent of the amount of employee contributions with a maximum contribution of five

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      percent of each employee's salary. In connection with the discontinuation of benefits accumulation in the defined benefit pension plan in 1994 discussed above, the Company increased its matching contribution for the 401(k) Plan to fifty percent of employee contributions, retaining the maximum contribution of five percent of each employee's salary. Contributions by participating employees pursuant to the terms of the 401(k) Plan are automatically fully vested and nonforfeitable. Funds contributed to the 401(k) Plan by the Company for the account of a participating employee become vested and nonforfeitable after the employee has completed five years of service with BancTEXAS. The Company accrued $25,000, $24,000 and $24,000 for contribution to the 401(k) Plan for the years ended December 31, 1994, 1993 and 1992, respectively.

      Postretirement Benefits Other Than Pensions

      BancTEXAS makes certain health care and life insurance benefits available for substantially all of its retired employees, a portion of the cost of which is paid by the Company.  Effective January 1, 1993,
      BancTEXAS adopted SFAS No. 106, "Employers' Accounting for
      Postretirement Benefits Other Than Pensions" (SFAS 106).  SFAS 106
      required that the estimated cost of such postretirement benefits be accrued as an expense during the period of the employees active service to the Company.  BancTEXAS previously expensed the cost of these benefits as payments were made.  For the year ended December 31, 1993,
      BancTEXAS elected to recognize the cumulative effect of this change in accounting over a period of twenty years, as permitted by SFAS 106.  In
      1993, BancTEXAS recognized $120,000 as an expense for postretirement health care and life insurance benefits.  During 1994, BancTEXAS reevaluated the cost of this plan and changed it to provide Company contributions for coverage only to those individuals receiving benefits on that date.  Employees retiring after that date would be allowed to purchase coverage, but must pay the entire cost associated with such coverage.  As a result of this change, the unfunded accumulated postretirement benefit obligations were reduced from approximately
      $1,622,000 at December 31, 1993 to $898,000 at the date of the change.
      This amount was then accrued as an expense.  The following table sets forth the postretirement benefit plan's accumulated obligation at
      December 31, 1994 and 1993:
                                                           1994        1993
                                                           ----        ----
                                                   (dollars expressed in thousands)
Retirees                                                 $  863         921
Fully eligible plan participants                             -          211
Other active plan participants                               -          490
                                                           ----      ------
    Accumulated postretirement benefit obligation           863       1,622
Fair value of plan assets                                    -          -
                                                           ----      ------
Accumulated postretirement benefit obligations
  in excess of plan assets                                  863       1,622
Unrecognized prior service cost                              77        (100)
Unrecognized net gain (loss)                                 34        (161)
Unrecognized transition obligation                           -       (1,262)
                                                           ----      ------
    Accrued postretirement benefit cost                  $  974          99
                                                           ====      ======

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      Net postretirement benefit cost for the years ended December 31, 1994 and 1993 consisted of the following components:
                                                              1994        1993
                                                              ----        ----
                                                      (dollars expressed in thousands)
Service cost - benefits earned during the period             $   46         46
Interest cost on accumulated postretirement benefit
  obligation                                                     89        106
Amortization of transition obligation                            59         67
                                                               ----       ----
    Total net postretirement benefit cost                       194        219

Curtailment gain under SFAS 106                                 (97)        -

Recognition of transition obligation                            898         -
                                                               ----       ----
    Total expense                                            $  995        219
                                                               ====       ====

      The health care cost trend rate assumed in measuring the accumulated postretirement benefit obligation as of January 1, 1994 was 12% decreasing linearly each successive year until it reaches 5.5% in 2010, after which it was assumed to remain constant. A one percent increase in the assumption of health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of January 1, 1994 and net postretirement health care cost by approximately 9%.
      The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1994 and 7% for 1993.

(13)  DIRECTOR BENEFIT PLANS


      Stock Bonus Plan


      The 1993 Directors' Stock Bonus Plan provides for annual grants of Company common stock to the non-employee directors of BancTEXAS. Directors compensation of $67,000 annually was recorded relating to this plan for the years ended December 31, 1994 and 1993. These amounts represented the market values of the 37,500 shares granted annually under the Stock Bonus Plan as of the date of each grant.

      The plan will be self-operative, and the timing, amounts, recipients and terms of individual grants will be determined automatically. On July 1 of each year, each non-employee director will automatically receive a grant of 7,500 shares of common stock. Future grants under the plan would apply equally to current directors and to any individual who becomes a director of BancTEXAS in the future. The maximum number of plan shares that may be issued shall not exceed 250,000 shares. The plan will expire on July 1, 2001.

      Directors' Retirement Plan

      BancTEXAS adopted a noncontributory defined benefit pension plan covering non-employee directors of the holding company in 1993. Under the plan, retirement benefits are primarily a function of years of service as a director. During 1994, coverage under the plan was extended to include non-employee directors of the Bank.

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      The following table shows the plan's funded status at December 31,
      1994 and 1993:
                                                                    1994        1993
                                                                    ----        ----
                                                            (dollars expressed in thousands)
Actuarial present value of benefit obligations:
  Vested benefits                                                 $  218         198
  Nonvested benefits                                                  -           -
                                                                    ----       -----
    Accumulated benefit obligation                                   218         198

Effect of projected future compensation levels                        -           -
                                                                    ----       -----
    Projected benefit obligation                                     218         198

Plan assets at fair value                                             -           -
                                                                    ----       -----
    Plan assets in deficit of projected benefit obligation           218         198

Unrecognized net loss from past experience different
  from that assumed and effects of changes in assumptions             15         (12)
Unrecognized prior service cost                                     (110)       (128)
                                                                    ----       -----
    Accrued pension cost                                          $  123          58
                                                                    ====       =====

      Net periodic pension cost for the years ended December 31, 1994 and 1993 included the following:
                                                                    1994        1993
                                                                    ----        ----
                                                            (dollars expressed in thousands)
Service cost - benefits earned during the period                  $   33          29
Interest cost on projected benefit obligation                         14          11
Actual return on assets                                               -           -
Net amortization and deferral                                         18          18
                                                                    ----       -----
    Net periodic pension cost                                     $   65          58
                                                                    ====       =====


      The weighted average assumed discount rate used in determining the actuarial present value of the projected benefit obligation was 8% and 7% for the years ended December 31, 1994 and 1993, respectively.

(14)  COMMITMENTS AND CONTINGENCIES


      Lease Commitments


      BancTEXAS leases land, office properties and some items of equipment under operating leases which expire between 1995 and 2019. Certain of the leases contain renewal options and escalation clauses. Total rental expense was $589,000, $642,000 and $529,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Under the terms of those

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      noncancellable leases with initial terms in excess of one year, minimum future rental payments are approximately as follows:
                                    (dollars expressed in thousands)
    Year ending December 31:
      1995                                   $    414
      1996                                        415
      1997                                        363
      1998                                        214
      1999                                        152
      2001 through 2019                         2,787
                                               ------
        Aggregate                            $  4,345
                                               ======

      BancTEXAS has a data processing service agreement with an unaffiliated third party that expires on May 31, 1996. Under the terms of the agreement, the basic monthly fee is $40,000 per month plus additional charges for ATM processing and program support. The base fee is subject to semiannual cost of living adjustments throughout the term of the contract.

      The Company owns its banking facility located in McKinney, Texas.  The building has approximately 51,200 square feet, 10,800 square feet of which is occupied by the Bank.  The remaining space is leased to unrelated parties.  Total rental income was $286,000, $245,000 and
      $208,000 for the years ended December 31, 1994, 1993 and 1992, respectively.  The future rental income for noncancellable operating leases with initial or remaining terms in excess of one year is approximately as follows (dollars expressed in thousands):
  Year ending December 31:
    1995                                     $    288
    1996                                          144
    1997                                           85
    1998                                           18
    1999                                            5
                                               ------
      Aggregate                              $    540
                                               ======

      Loan Commitments

      The Company is a party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The interest rate risk associated with these credit commitments relate primarily to the commitments to originate fixed-rate loans. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that, in accordance with the requirements of SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk", collateral or other security is of no value. BancTEXAS uses the same credit policies in granting commitments and conditional obligations as it does for on-balance sheet items.

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      Commitments to extend credit at December 31 are as follows:
                                            1994        1993
                                            ----        ----
                                    (Dollars expressed in thousands)
Credit card commitments                 $   2,251       2,117
Other loan commitments                     22,193      10,751
Standby letters of credit                      70         217
                                          =======     =======

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

(15)  CONCENTRATIONS OF CREDIT

      BancTEXAS' primary market areas are the regions around Houston, Dallas and Ft. Worth, Texas. At December 31, 1994, approximately 93% of the total loan portfolio, and 94% of the commercial, financial and agricultural loan portfolio, were to borrowers within this region. In the past, these areas have been heavily influenced by the energy sector of the economy, particularly the oil and gas industry. Problems which surfaced in this area in recent years have tended to cause the economic base to broaden, contributing to a more stable lending environment. The Company does not have any loans directly related to the energy segment of the economy.

      Indirect automobile lending constituted the only significant concentration of credit risk. Financial instruments related to indirect automobile financing, including loans and commitments, comprised approximately 82% of such instruments, all of which was consumer-related.

      In general, BancTEXAS is a secured lender. At December 31, 1994, approximately 98% of the loan portfolio was secured. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction.

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


(16)  STOCKHOLDERS' EQUITY


      Stock Options


      On April 19, 1990, the Board of Directors of BancTEXAS adopted the 1990 Stock Option Plan (1990 Plan). Pursuant to the 1990 Plan, six directors (none of whom are officers or employees of BancTEXAS or its subsidiaries) were each granted a stock option to acquire 100,000 shares and 17 officers of BancTEXAS and its subsidiaries, who were selected by the Board of Directors, were granted stock options to acquire, in the aggregate, 1,860,000 shares. All of these options, except one covering 25,000 shares at 37.5 cents per share, were issued with a purchase price of 25 cents per share which was 100% of the fair market value of the common stock on the date the options were granted. The 1990 Plan currently provides that no more than 3,000,000 shares of common stock will be available for stock options. One-fourth of each stock option becomes exercisable at the date of the grant and at each anniversary date of the grant. The options expire ten years from the date of the grant. The 1990 Plan was ratified by BancTEXAS' stockholders at the 1991 Annual Meeting of Stockholders.

      At December 31, 1994, there were 552,500 shares available for future stock options and 1,472,000 shares of common stock reserved for the exercise of outstanding options.  Transactions relating to the 1990 Plan for the years ended December 31 were as follows:
                                                1994                       1993                       1992
                                      -----------------------    -----------------------    -----------------------
                                                      Average                    Average                    Average
                                                      option                     option                     option
                                          Amount       price         Amount       price         Amount       price
                                          ------       -----         ------       -----         ------       -----
Outstanding options, January 1         2,005,500       $ .25      2,350,000       $ .25      2,467,500       $ .25
Options exercised                       (533,500)        .25       (344,500)        .25       (117,500)        .25
                                      ----------                 ----------                 ----------
Outstanding options, December 31       1,472,000       $ .25      2,005,500       $ .25      2,350,000       $ .25
                                      ==========                 ==========                 ==========
Options exercisable, December 31       1,472,000                  1,999,250                  1,756,250
                                      ==========                 ==========                 ==========

      Warrants

      As part of the 1987 restructuring of BancTEXAS, warrants to purchase common stock were issued to certain commercial banks which were then its senior lenders and to the Federal Deposit Insurance Corporation (FDIC). The senior lenders received warrants to purchase 984,943 shares of common stock and the FDIC received warrants to purchase 1,969,885 shares of common stock both at an exercise price of $5.41 per share. At the date of issuance, the warrants were considered to have nominal fair market value, if any. Thus, for financial reporting purposes, no value was assigned to these warrants. These warrants have antidilution protection and substantial registration rights and will expire twenty years after issuance. At December 31, 1994, no common stock has been issued from the exercise of these warrants.

      Pursuant to the FDIC's Order dated October 16, 1990, BancTEXAS amended and restated the FDIC warrants. On November 30, 1990, the FDIC and BancTEXAS executed an Agreement Concerning Warrants. Pursuant to this agreement, BancTEXAS issued warrants to the FDIC, dated November 30, 1990, granting the right to purchase up to an aggregate of 1,970,033 shares of BancTEXAS' common stock at a price of five cents per share in exchange for those granted under the Company's 1987 restructuring. The 1987 FDIC

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      warrants were canceled. The 1990 warrants cannot be exercised before October 16, 1995 and will expire, if not previously exercised, on July 17, 2007. The 1990 warrants are protected by antidilution provisions relating both to number of shares and the exercise price. BancTEXAS has reserved 2,954,976 shares of its common stock, equal to the aggregate amount of all warrants outstanding.

      Distribution of Earnings of Subsidiaries

      The distribution of earnings of the Bank has been restricted by various state and federal regulations, as well as the accumulated deficit which was eliminated by the quasi-reorganization described in Note 2. Because of these limitations, the Bank has been precluded from the payment of any dividends in the past. As a result of the capital contributed to the Bank following the private placement of Class B common stock and the quasi-reorganization described in Note 2, the Bank may be allowed to pay dividends in the future from any earnings accumulated after January 1, 1995, subject to applicable regulatory limitations.

(17)  TRANSACTIONS WITH RELATED PARTIES

      Following the private placement of Class B common stock described in
      Note 2, BancTEXAS began purchasing certain services and supplies from or through its majority shareholder, First Banks. During the remaining four months of 1994 this was primarily limited to the purchase of insurance policies, office supplies and other commonly-used banking products which could be acquired more economically than BancTEXAS had previously been able to realize separately. The amount of these purchases were not material to the consolidated financial position or results of operations of BancTEXAS for the year ended December 31, 1994.

      As more fully described in Note 4, BancTEXAS sold an aggregate of $113,852,000 in investment securities in September 1994, of which $60,091,000 were sold to a subsidiary of First Banks at fair value.

      In December 1994, the Board of Directors of the Bank approved a data processing agreement and a management fee agreement with First Banks. Under the data processing agreement, a subsidiary of First Banks will provide data processing and various related services to BancTEXAS beginning in February 1995. The proposed fees for such services are significantly lower than BancTEXAS is currently paying its non-affiliated vendors. The management fee agreement provides that BancTEXAS will compensate First Banks on an hourly basis for its use of personnel for various functions including internal auditing, loan review, income tax preparation and assistance, accounting, asset/liability and investment services, loan servicing and other management and administrative services. Hourly rates for such services compare favorably with those for similar services from unrelated sources, as well as the internal costs of BancTEXAS personnel which were used previously, and it is estimated that the aggregate cost for the services will be significantly more economical than those previously incurred by BancTEXAS separately. Fees paid under these agreements during 1994 were $14,000.

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      Outside of normal customer relationships, no directors, executive officers or shareholders holding over 5% of BancTEXAS' voting stock, and no corporations or firms with which such persons or entities are associated, currently maintain or have maintained, since January 1, 1994, any significant business or personal relationships with BancTEXAS or its subsidiaries, other than that which arises by virtue of such position or ownership interest in BancTEXAS, except as described above.

(18)  LITIGATION

      In 1993, BancTEXAS settled a class action lawsuit relating to a private placement of common stock which it had completed in 1984. As a result of this settlement, the Company issued to the plaintiffs 400,000 shares of its common stock and conveyed other consideration having a cost to the Company of approximately $52,000. The total cost of this settlement, $592,000, was reflected as an expense for the year ended December 31, 1993.


      There are several other claims and legal actions pending against BancTEXAS and/or the Bank with regard to matters arising out of the conduct of their businesses. It is the opinion of management, in consultation with legal counsel, that the ultimate liability, if any, resulting from such claims and legal actions will not materially affect the financial condition, results of operations or liquidity of BancTEXAS or the Bank.

(19) INTEREST RATE RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

      BancTEXAS' objective regarding interest rate risk management is to position the Company such that changes in interest rates do not have a material adverse impact upon the net market value and net interest income of BancTEXAS. To assist in achieving that objective, BancTEXAS uses a combination of derivative financial instruments, including interest rate cap agreements and interest rate futures contracts.

      To measure the impact from interest rate changes, BancTEXAS recalculates its net market value and net interest income on a proforma basis over a one year horizon assuming instantaneous, permanent parallel shifts in the yield curve, with varying amounts of increases and decreases in rates. Larger increases or decreases in the Company's net market value and net interest income as a result of these assumed interest rate changes indicate greater levels of interest rate sensitivity than do smaller increases or decreases. BancTEXAS endeavors to maintain a position whereby the proforma effect on the net market value and net interest income would not exceed 4.0% and 10.0% for an assumed 50 and 100 basis point increase or decrease in general interest rates, respectively.

      Derivative financial instruments held by BancTEXAS for purposes of managing interest rate risk are summarized as follows:

                                                         December 31,
                                        --------------------------------------------
                                                 1994                    1993
                                        ---------------------   --------------------
                                        Notional      Credit    Notional      Credit
                                         amount       amount     amount       amount
                                         ------       ------     ------       ------
                                             (dollars expressed in thousands)
Interest rate futures contracts       $  768,000         -          -            -
Interest rate cap agreements              10,000         577      10,000         352

      The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore are not a measure of the Company's credit exposure through its use of derivative financial instruments. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      BancTEXAS is exposed to credit risk in the event of nonperformance by counterparties to derivative financial instruments but does not expect the failure of any counterparties in meeting their obligations. Where appropriate, master netting agreements are arranged or collateral is obtained in the form of cash or rights to securities. In addition, BancTEXAS deals only with highly rated counterparties. The credit exposure of derivative financial instruments is the positive fair value of the instruments, net of the fair value of collateral received.

      Interest rate futures contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery of such financial instruments. Changes in the contract values are settled daily. Futures contracts have little credit risk because futures exchanges are the counterparties. BancTEXAS sells interest rate futures contracts to hedge the interest rate risk of its available-for-sale securities portfolio. The Company has sold futures on Eurodollar deposits because their liquidity is more consistent with the objectives of the available-for-sale securities portfolio. The contracts sold, which have expiration dates from March 1995 to December 1996, were selected to approximate the effective maturity of the available-for-sale securities portfolio. At December 31, 1994, the unamortized balance of net deferred gains on interest rate futures contracts of $886,000 was applied to the carrying value of the securities as part of the adjustment to current fair values. There were no interest rate futures contracts outstanding during 1993 and 1992.

      BancTEXAS purchased an interest rate cap agreement to limit the interest expense associated with certain of its interest-bearing liabilities. In exchange for an initial fee, the interest rate cap agreement entitles BancTEXAS to receive interest payments when a specified index rate exceeds a predetermined rate. The agreement outstanding at December 31, 1994 effectively limits the interest rate to 5.0% on $10 million of interest-bearing liabilities from October 15, 1997 to May 15, 2000. At December 31, 1994 and 1993, the unamortized costs were $577,000 and $352,000, respectively, and were included in other assets. There are no amounts receivable under the agreement.

      During late 1994, BancTEXAS increased its use of derivative financial instruments. This increased use of derivative financial instruments was necessary to reduce the overall interest rate risk to within the newly prescribed net market value and net interest income exposure limits as established by BancTEXAS' Board of Directors. The prescribed limits were determined after a comprehensive review and evaluation of BancTEXAS' exposure to interest rate risk. The use of derivative financial instruments is strictly limited to reducing the interest rate risk that is inherent in the different maturity and repricing characteristics of the lending and deposit-taking activities. BancTEXAS will continue to utilize a combination of on- and off-balance sheet financial instruments to manage interest rate sensitivity to within the prescribed limits.

(20)  FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by BancTEXAS using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop

                                    54

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


      the estimates of fair value.  Accordingly, the estimates presented herein are not necessarily indicative of the amounts BancTEXAS could realize in a current market exchange.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
                                                     December 31, 1994        December 31, 1993
                                                     -----------------        -----------------
                                                                Estimated               Estimated
                                                   Carrying        fair     Carrying       fair
                                                    amount        value      amount       value
                                                    ------        -----      ------       -----
                                                          (dollars expressed in thousands)
Assets:
  Cash and cash equivalents                       $   47,071      47,071      25,490      25,490
  Investment securities                               60,514      60,514     160,158     159,051
  Loans, net                                         200,558     200,558     165,095     168,163
  Accrued interest receivable                          1,146       1,146       1,247       1,247

Liabilities:
  Demand and savings deposits                        124,473     124,473     128,639     128,639
  Time deposits                                      117,097     117,097     114,258     116,661
  Accrued interest payable                               716         716         517         517
  Federal funds purchased and
    securities sold under agree-
    ments to repurchase                               24,233      24,233      95,208      95,208
  FHLB advances                                       19,412      19,412      10,918      10,962
  Long-term debt                                       1,054       1,054       1,054       1,180

Off balance sheet:
  Interest rate cap agreement                            577         577         352         352
  Interest rate futures contracts                        886         886        -           -
  Unfunded loan commitments                             -           -           -           -

      The fair value of investment securities is based on prices obtained from independent pricing services. The fair value of loans, time deposits, and other financial instruments is estimated based on present values of expected cash flows from amortization and historical prepayment experience using applicable risk-adjusted spreads to the U.S. Treasury curve for current market rates offered for instruments with similar terms to approximate current entry-value interest rates applicable to each category of such financial instruments.

      Cash and cash equivalents, accrued interest receivable, demand and savings deposits, accrued interest payable, and Federal funds purchased and securities sold under agreement to repurchase are valued at book value which approximates fair value. This valuation is due to the fact that the amounts due or payable consist of maturities less than 30 days or on demand. The fair value for interest rate futures contracts are based upon quoted market prices. The fair value of these contracts has been reflected in the consolidated balance sheet in the carrying value of the securities available-for-sale portfolio as part of the mark to market valuation. The fair value of the interest rate cap agreement is estimated by comparing the contractual rates to market rates quoted on new agreements with similar creditworthiness. BancTEXAS' unfunded commitments consists primarily of variable rate interim construction commitments and $2.3 million of unfunded credit card commitments. Accordingly, the unfunded commitments estimated fair value is immaterial.

      The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1994 and 1993. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the presentation date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                          BANCTEXAS GROUP INC. AND SUBSIDIARIES

                        Notes to Consolidated Financial Statements


(21) BANCTEXAS GROUP INC. (PARENT COMPANY ONLY)

                                      CONDENSED BALANCE SHEETS
                                                                     December 31,
                                                                ----------------------
                                                                   1994          1993
                                                                   ----          ----
                 Assets                                    (dollars expressed in thousands)
                 ------

     Cash                                                       $     575          200
     Mortgage-backed and other securities available for sale       12,803       13,541
     Investment in subsidiaries                                    25,481       16,060
     Deferred tax assets                                            3,499          -
     Other assets                                                      46          357
                                                                  -------      -------
              Total assets                                      $  42,404       30,158
                                                                  =======      =======

          Liabilities and Stockholders' Equity
          ------------------------------------

     Payable to subsidiaries                                    $   1,789        1,882
     Securities sold under agreement to repurchase                    -         12,675
     Accrued and other liabilities                                    901          649
                                                                  -------      -------
          Total liabilities                                         2,690       15,206
     Stockholders' equity                                          39,714       14,952
                                                                  -------      -------
          Total liabilities and stockholders' equity            $  42,404       30,158
                                                                  =======      =======

                                CONDENSED STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                            ------------------------------------
                                                              1994          1993          1992
                                                              ----          ----          ----
                                                              (dollars expressed in thousands)

     Income:
       Interest                                             $   498           684            442
       Gain (loss) on sale of securities, net                  (661)           15             -
       Other                                                     35           (40)            40
                                                             ------         -----          -----
                                                               (128)          659            482
                                                             ------         -----          -----
     Expense:
       Interest                                                 451           601            386
       Provision for (reversal of) loan losses                   24           -              (25)
       Reversal of officers severance accrual                   -             -             (600)
       Litigation settlement expense                            -             592             -
       Reversal of estimated costs of former subsidiary         -            (804)          (590)
       Other                                                    453           220            183
                                                             ------         -----          -----
                                                                928           609           (646)
                                                             ------         -----          -----
         Income (loss) before taxes                          (1,056)           50          1,128
     Provision (credit) for income taxes                     (3,527)          -              384
                                                             ------         -----          -----
         Income (loss) before equity in
           undistributed income (loss) of subsidiaries
           and extraordinary item                             2,471            50            744
     Equity in undistributed income (loss) of
       subsidiaries                                          (3,376)          169            (64)
                                                             ------         -----          -----
         Income (loss) before extraordinary item               (905)          219            680
     Extraordinary tax benefit from net operating loss
       carryforward                                             -             -              384
                                                             ------         -----          -----
         Net income (loss)                                  $  (905)          219          1,064
                                                             ======         =====          =====

                                 BANCTEXAS GROUP INC. AND SUBSIDIARIES

                               Notes to Consolidated Financial Statements

(21) BANCTEXAS GROUP INC. (PARENT COMPANY ONLY) (CONTINUED)

                             CONDENSED STATEMENTS OF CASH FLOWS

                                                                   Year ended December 31,
                                                            ------------------------------------
                                                               1994         1993          1992
                                                               ----         ----          ----
                                                             (dollars expressed in thousands)

     Operating activities:
       Net income (loss)                                    $   (905)         219          1,064
       Adjustments to reconcile net income (loss) to net
         cash provided (used) by operating activities:
         (Credit) for deferred income taxes                   (3,527)          -             -
         Equity in undistributed loss (income) of
           subsidiaries                                        3,376         (169)            64
         Other, net                                            1,277         (354)        (1,270)
                                                             -------       ------        -------
                 Net cash provided (used) by operations          221         (304)          (142)
                                                             -------       ------        -------
     Investing activities:
       Purchase of investment securities                     (12,803)      (3,612)       (16,511)
       Proceeds from maturity of investment securities           -          3,020          3,566
       Proceeds from sales of investment securities           12,873        1,037            -
       Capital contributions to subsidiaries                 (17,000)          -             -
       Other, net                                                -            100             45
                                                             -------       ------        -------
                 Net cash provided (used) by
                   investing activities                      (16,930)         545        (12,900)
                                                             -------       ------        -------
     Financing activities:
       Net proceeds from issuance and sale of
         Class B common stock                                 29,623           -             -
       Exercise of stock options                                 136           86             30
       Net increase (decrease) in federal funds
         purchased and securities sold under
         agreements to repurchase                            (12,675)        (731)        13,394
                                                             -------       ------        -------
                 Net cash provided (used) by
                   financing activities                       17,084         (645)        13,424
                                                             -------       ------        -------
     Net increase (decrease) in cash and cash equivalents        375         (404)           382
     Cash and cash equivalents at beginning of year              200          604            222
                                                             -------       ------        -------
     Cash and cash equivalents at end of year               $    575          200            604
                                                             -------       ------        -------
     Supplemental disclosure of cash paid for interest      $    428          564            301
                                                             =======       ======        =======
     Supplemental disclosure of noncash investing
       and financing activities:
         Transfer of investment securities to
           available-for-sale                               $    -         13,541            -
                                                             =======       ======        =======

                                            BANCTEXAS GROUP INC. AND SUBSIDIARIES

                               QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED



                                                        1994                                          1993
                                   -------------------------------------------     -------------------------------------------
                                     4th         3rd         2nd         1st         4th         3rd         2nd         1st
                                   Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
                                   -------     -------     -------     -------     -------     -------     -------     -------
                                                          (dollars in thousands, except per share data)

Interest income                   $  5,603       5,903       5,715       5,428       5,324       5,325       5,565       5,752
Interest expense                     2,473       3,049       2,965       2,585       2,565       2,424       2,356       2,405
                                   -------      ------      ------      ------      ------      ------      ------      ------
     Net interest income             3,130       2,854       2,750       2,843       2,759       2,901       3,209       3,347
Provision for loan losses              653         455          75          75         160         100          90         140
                                   -------      ------      ------      ------      ------      ------      ------      ------
     Net interest income
       after provision for
       loan losses                   2,477       2,399       2,675       2,768       2,599       2,801       3,119       3,207
Noninterest income:
   Securities gains (losses)            48      (7,055)        -           -            59         147         -            37
   Other                               516         564         785         631         790         762         660         613
                                   -------      ------      ------      ------      ------      ------      ------      ------
     Total noninterest
       income (loss)                   564      (6,491)        785         631         849         909         660         650
Noninterest expense                  3,562       5,606       3,417       3,589       4,170       3,406       3,453       3,546
Income tax benefit                    (252)     (9,209)        -           -           -           -           -           -
                                   -------      ------      ------      ------      ------      ------      ------      ------
     Net income (loss)            $   (269)       (489)         43        (190)       (722)        304         326         311
                                   =======      ======      ======      ======      ======      ======      ======      ======
Net income (loss) per share       $    -          (.01)        -          (.01)       (.03)        .01         .01         .01
                                   =======      ======      ======      ======      ======      ======      ======      ======
Weighted average common
   shares and common share
   equivalent outstanding (in
   thousands)                       61,400      36,324      23,596      23,329      23,314      23,379      23,214      23,243
                                   =======      ======      ======      ======      ======      ======      ======      ======


                           BANCTEXAS GROUP INC.

                              MANAGEMENT



DIRECTORS OF BANCTEXAS GROUP INC.


     Allen H. Blake - Chief Financial Officer and Secretary, BancTEXAS Group Inc., Houston, Texas, Senior Vice President, Chief Financial Officer and Secretary, First Banks, Inc., St. Louis, Missouri.

     Charles A. Crocco, Jr. - Partner in the law firm of Crocco & De Maio, P.C., New York, New York.

     James F. Dierberg - Chairman of the Board, Chief Executive Officer and President of BancTEXAS Group Inc., Houston, Texas, Chairman of the Board, Chief Executive Officer and President of First Banks, Inc., St. Louis, Missouri.

     Edward T. Story, Jr. - President and Chief Executive Officer of SOCO International, Inc., an international oil and gas exploration and production company headquartered in Houston, Texas.

     Mark T. Turkcan - Senior Vice President, Retail Banking, First Banks, Inc., St. Louis, Missouri.


OFFICERS OF BANCTEXAS GROUP INC.

     James F. Dierberg - Chairman of the Board, President and Chief Executive Officer

     David F. Weaver - Executive Vice President

     Allen H. Blake - Chief Financial Officer and Secretary


SENIOR OFFICERS OF BANKTEXAS N.A.

     David F. Weaver - Chairman of the Board, Chief Executive Officer and President

     Kathryn Aderman - Vice President - Administration and Director of Human Resources

    Jerry V. Garrett - Senior Vice President - Consumer Lending

    James W. Parmley - Vice President and Manager of Dealer Finance

                        BANCTEXAS GROUP INC.

                       CORPORATE INFORMATION


FORM 10-K

  BancTEXAS's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to any stockholder upon request. Requests should be directed to Kathryn Aderman, Assistant Secretary, BancTEXAS Group Inc., P.O. Box 630369, Houston, Texas 77263-0369.

COMMON STOCK

  The common stock of BancTEXAS Group Inc. is traded on the New York Stock Exchange with the ticker symbol "BTX" and is frequently reported in newspapers of general circulation with the symbol "BanTex" and in the Wall Street Journal with the symbol "BancTEXAS."

COMMON STOCK TRANSFER AGENT AND REGISTRAR

     Chemical Bank
     Securityholder Relations Department
     450 West 33rd Street, 8th Floor
     New York, New York  10001
     Telephone:  1-800-635-9270

INFORMATION

For information concerning BancTEXAS Group Inc. contact:

         David F. Weaver                Allen H. Blake
         Executive Vice President       Chief Financial Officer and Secretary
         P. O. Box 630369               135 North Meramec
         Houston, Texas 77263-0369      St. Louis, Missouri 63105
         Telephone : 713/954-2400       Telephone: 314/854-4600